TENAGA NASIONAL BERHAD (200866-W)

02034857

Date : 7 June 2002

Exemption File No. 82-3677

Our Ref : TNB/IRD 1/14/1

SUPPL

U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Office 3099
Office of International Corporate Finance
Mail Stop 3 – 7
Washington D.C. 20549

Re : Tenaga Nasional Berhad Exemption No. 82-3677

On behalf of Tenaga Nasional Berhad, a company incorporate in Malaysia, I am furnishing herewith the below listed document pursuant to rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

1. Press Releases.
2. Kuala Lumpur Stock Exchange (KLSE Announcements)
3. Financial Results Announcements
4. Analyst Presentation.

All the above documents from December 1999 – June 2002

02 JUN 11 AM 10:01

Thank you.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL P

Yours truly,

Khairunnizam Naharudin
Head
Investor Relations Department

Ibu Pejabat, No. 129, Jalan Bangsar, Peti Surat 11003, 50732 Kuala Lumpur.
Tel: 03-22965566, 03-22825566 Fax: 03-22826754

COPIES OF SUBMISSION TO
KUALA LUMPUR STOCK EXCHANGE AND
PRESS STATEMENT
MADE BY
TENAGA NASIONAL BERHAD
JANUARY 2001 – DECEMBER 2001

SIARAN AKHBAR
PRESS RELEASE

TENAGA NASIONAL BERHAD

S.A. Bil 2001/10/59

ANNOUNCEMENT

Tenaga Nasional Berhad (TNB) today announced a pre-tax profit of RM2,193.0 million for the FY2001 ended 31st August 2001, compared to RM1,523.8 for FY2000.

Turnover increased marginally from RM13,719.1 million in FY2000 to RM14,362.6 million in line with economic slow down.

The operating profit declines slightly from RM4,433.0 million in FY2000 to RM4,387.6 million and is attributable to the large provisions made this financial year. Had it not been for the large provisioning, the operating margin would have been 35% of turnover compared to 32% for FY 2000.

Total interest expense is maintained at about the same level despite an increase in borrowings. Average cost of funding has further come down by 0.60% from 5.90% in FY 2000 to 5.29% per annum. Since the implementation of the revised debt liability management policies and strategies beginning FY1999, the average cost of funding has come down by 1.6% per annum from 6.9% in FY1998 to 5.29% in FY2001. A 1% saving on RM28 billion of borrowings amounts to a saving of RM280 million per annum.

Profit before tax has increased by about 43% from RM1.523 billion to RM2.193 billion. Contributing to the major increase in PBT is the net gains in foreign exchange. The depreciation of the Yen against the Ringgit far outweighed the appreciation of the Pound Sterling and French Franc against the Ringgit.

The Board of Directors has recommended a final tax-exempt dividend of 4.3 sen per share equivalent to 6 sen gross per share in respect of the Financial Year 2001. Together with the gross interim dividend of 4 sen per share, the total equivalent gross dividend for the year amounts to 10 sen per share (FY2000: 10 sen).

In view of the uncertainty in the near term of the world economy and Malaysian economy in particular and the volatility of the foreign exchange rates, the Board of Directors is cautious of the economic performance of the Group for FY 2002. In light of this and barring any unforeseen circumstances, the Board of Directors does not expect significant changes in the operating performance of the Group in FY 2002.

Issued on 29 October 2001

Analysts Briefing

TENAGA NASIONAL BERHAD

Financial Results for Financial Year 2001

29 October *2001*
Kuala Lumpur

- *Part 1- Summary of Financial Results*
- *Part 2- Operations Performance*
- *Part 3- Financial Performance*
- *Conclusion*

3

Hig[illegible]p Financial Results

(Figures in RM Million)	YEAR TO DATE		
	2001	2000	% CHANGE
Revenue	14,362.6	13,719.1	4.7%
Operating profit before investment and other income, interest charges, depreciation and amortisation, foreign exchange loss, exceptional items, taxation and minority interest	4,387.6	4,433.0	(1.0%)
Investment income	10.6	5.9	79.7%
Other income including interest income	316.7	435.6	(27.3%)
Interest charges	(1,077.6)	(1,062.2)	1.4%
Depreciation and amortisation	(1,981.3)	(1,692.0)	17.1%
Exceptional gain/(loss)	(373.7)	(332.4)	12.4%
Operating (loss)/profit after invesmtent and other income, interest charges, depreciation and amortisation, exeptional loss, foreign exchange loss but before taxation and minority interest	1,282.3	1,787.9	(28.3%)

4

Hig[illegible] TNB Group Financial Results (cont)

(Figures in RM Million)	YEAR TO DATE		
	2001	2000	% CHANGE
Foreign Exchange Loss	785.5	(371.1)	(311.7%)
Share of profits in associated companies	125.2	107.0	17.0%
Profit/(Loss) before taxation and minority interest	2,193.0	1,523.8	43.9%
Taxation	(122.8)	(230.5)	(46.7%)
Profit/(Loss) after taxation but before minority interest	2,070.2	1,293.3	60.1%
Minority interest	34.8	39.5	(11.9%)
(Loss)/profit after taxation attributable to shareholders	2,105.0	1,332.8	57.9%
Earnings Per Share (EPS) - sen	67.8	42.9	58.0%
Return on Net Tangible Assets	12.9%	9.2%	
Return on Assets	4.4%	2.9%	

5

GROUP OPERATIONS PERFORMANCE

By

PRESIDENT/ CHIEF EXECUTIVE OFFICER

6

Finance to provide info:
YoY Revenue figures



Electricity Sales
96.9% (96.6%)
Other income
1.8%(1.8%)
Deferred Income
1.3% (1.8%)
Electricity Sales
Deferred Income
Other income

Total Revenue FY2001 = RM million
FY2000 = RM 13,719.1 million
(Turnover + Other Income)

YTD growth figures in ( )

Unit (Gwh) | **RM (million)**


Domestic
(10.1%)
17%
Commercial
(7.3%)
28%
Others
1%
(8.0%)
54%
Industrial
(3.9%)
Domestic
(10.8%)
Commercial
(6.8%)
33%
17%
Others
1%
(9.0%)
49%
Industrial
(2.9%)

Total unit 57,452 Gwh | **Total RM 13,456 mil**

YoY Growth figures in ( )

Note: SESB sales in units = 1965.4 GWh
SESB sales in value = RM 495.9 million

- ***We have 3 key operation performance indicators :***
  - ***Generation - Plant Availability***
  - ***Transmission - System Minutes***
  - ***Distribution - SAIDI** (System Average Interruption Duration Index)*

9

Generation

With Kapar & TJPS



Percentage (%)
90
85
80
75
70
81.8
87.2
86.7
80.8
1998
1999
2000
2001
Plant Availability

Without Kapar & TJPS



Percentage (%)
90
85
80
75
70
81.4
85.8
86.2
89.8
1998
1999
2000
2001
Plant Availability

10

Transmission



Minutes
60
50
40
30
20
10
0
54.43
47.65
24.67
17.00
FY98
FY99
FY00
FY01

System Minutes*

* System Minutes = Energy unsupplied (MWhr) * 60 / Peak Demand (MW)

Distribution



Minutes
500
400
300
200
100
604
349
319
249
1998
1999
2000
2001

SAIDI*

* SAIDI = No of minutes loss / No of Customers

11

Industry Generation Mix (GWh): Peninsular Malaysia



Oil 2%
Coal 8%
Hydro 8%
Gas (IPP) 45%
Gas (TNB) 37%

Units sent out by TNB:
FY2001 : 34,183 GWh

Units sold by IPPs:
FY2001 28,701 GWh

Installed Capacity as at Aug 01
TNB: 8,661 MW
IPP: 4,474 MW

12

Maintaining System Security and Reliability

- *The immediate & long term focus of the sector is to ensure adequate, secure, quality and cost-effective supply of electricity*
- Gen. mix shift from over dependence on gas to coal



COAL 8.0
HYDRO 8.0
OIL 2.0
82.0 GAS
COAL 26.0
HYDRO 5.0
OIL <1.0
68.0 GAS

Gen. Mix in %

13

Maximum Demand recorded in Aug, 2001 was 10,060 MW



MW
Reserve Margin (%)
20000
15000
10000
5000
0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
24.9%
28.9%
32.2%
34.5%
35.5%
35.9%
34.6%
12,135
13,135
14,041
15,302
16,662
18,112
19,522
2000
2001
2002F
2003F
2004F
2005F
2006F
Installed Capacity
Reserve margin %
R.Margin (Jul'01)%

Note: Figures represent supply (Peninsular Malaysia only) from committed plant up projects

THANK YOU

TENAGA NASIONAL BERHAD

S.A. Bil 2001/10/59

ANNOUNCEMENT

Tenaga Nasional Berhad (TNB) today announced a pre-tax profit of RM2,193.0 million for the FY2001 ended 31st August 2001, compared to RM1,523.8 for FY2000.

Turnover increased marginally from RM13,719.1 million in FY2000 to RM14,362.6 million in line with economic slow down.

The operating profit declines slightly from RM4,433.0 million in FY2000 to RM4,387.6 million and is attributable to the large provisions made this financial year. Had it not been for the large provisioning, the operating margin would have been 35% of turnover compared to 32% for FY 2000.

Total interest expense is maintained at about the same level despite an increase in borrowings. Average cost of funding has further come down by 0.60% from 5.90% in FY 2000 to 5.29% per annum. Since the implementation of the revised debt liability management policies and strategies beginning FY1999, the average cost of funding has come down by 1.6% per annum from 6.9% in FY1998 to 5.29% in FY2001. A 1% saving on RM28 billion of borrowings amounts to a saving of RM280 million per annum.

Profit before tax has increased by about 43% from RM1.523 billion to RM2.193 billion. Contributing to the major increase in PBT is the net gains in foreign exchange. The depreciation of the Yen against the Ringgit far outweighed the appreciation of the Pound Sterling and French Franc against the Ringgit.

The Board of Directors has recommended a final tax-exempt dividend of 4.3 sen per share equivalent to 6 sen gross per share in respect of the Financial Year 2001. Together with the gross interim dividend of 4 sen per share, the total equivalent gross dividend for the year amounts to 10 sen per share (FY2000: 10 sen).

In view of the uncertainty in the near term of the world economy and Malaysian economy in particular and the volatility of the foreign exchange rates, the Board of Directors is cautious of the economic performance of the Group for FY 2002. In light of this and barring any unforeseen circumstances, the Board of Directors does not expect significant changes in the operating performance of the Group in FY 2002.

Issued on 29 October 2001

TENAGA NASIONAL BERHAD
(200866-W)

S.A.Bil 2001/03/11

NOTE TO EDITOR

DEVELOPMENT OF THE BAKUN HYDROELECTRIC PROJECT

Kuala Lumpur, 1 March 2001 – Tenaga Nasional Berhad (TNB) supports the Government's decision announced yesterday by the Minister of Energy, Communications and Multimedia to revive the Bakun Hydroelectric project.

The decision to revive the project is positive for TNB because it will be able to supply Sabah Electricity Sdn. Bhd., which requires competitive electricity prices. It is estimated that 600MW will be required for Sabah within five (5) years after the project is completed. We believe that the remaining power can be consumed by other states in Borneo.

Prior to this, TNB had been involved in the development of the project and we would like to continue our support to ensure the success of the project. In this light we have offered our assistance for project management and engineering services, development and management of the trans-Borneo transmission lines and the Operations and Maintenance of the hydro station. This will ensure proper implementation of the interconnection facilities for the project.

We also support the Government's decision to implement the project to its full capacity of 2,400MW which will meet the demand requirement of the utilities in Borneo in tandem with the efforts to attract development of heavy and high technology industries.

From : Chairman
Tenaga Nasional Berhad
Dato' Dr. Jamaludin bin Dato' Mohd. Jarjis

Issued on 1 March 2001

SIARAN AKHBAR
PRESS RELEASE
TENAGA NASIONAL BERHAD
(200866-W)

S.A.Bil 2001/01/03

NOTE TO EDITOR

(embargoed until 5.00 pm 17th January 2001)
Tenaga Nasional Berhad
YTL Power Generation Sdn Bhd

Tenaga Purchases Additional Electricity from YTL Power

KUALA LUMPUR , 17 January 2001 - Tenaga Nasional Berhad ("Tenaga"), the country's national electricity company today signed a Supplemental Power Purchase Agreement ("Supplemental PPA") with YTL Power Generation Sdn Bhd ("YTL Power") for the purchase of 1,400 GWh of electricity per annum for the next three years.

Dato' Dr Jamaludin bin Dato' Mohd Jarjis, Chairman, signed on behalf of Tenaga and Tan Sri Dato' Francis Yeoh Sock Ping, Managing Director, signed on behalf of YTL Power.

Additional Quantity

The additional quantity will be supplied to Tenaga from the existing YTL Power plants at Paka and Pasir Gudang and is in addition to the electricity currently being purchased by Tenaga under the terms of the Power Purchase Agreement ("PPA") signed by the two parties on 31st March 1993.

The total annual quantity of electricity that Tenaga will purchase under the Supplemental Power Purchase Agreement is 1,400 GWh. The agreement is effective for a period of three years commencing on 1st January 2001 and expiring on 31st December 2003. Under the terms of the agreement Tenaga has the flexibility to despatch electricity based on consumer demand.

Price of Additional Electricity

The additional electricity is being sold to Tenaga at a price of 10.9 sen/kWh.

This is a new benchmark price at which Tenaga purchases electricity from IPPs. Purchasing the additional 1,400 GWh per annum at 10.9 sen per kWh from YTL Power over the next 3 years will not only assist Tenaga with meeting increasing consumer demand but will contribute towards the Government's aim in keeping electricity prices affordable. The price and terms that both parties have agreed definitely result in a "win win" situation for everyone concerned.

Tan Sri Dato' Francis Yeoh Sock Ping thanked Tenaga for their confidence in YTL Power. He said, "We are indeed grateful for this opportunity to assist Tenaga by providing the additional electricity to them at this competitive price. We have over the past seven years established an excellent working relationship with Tenaga. The purchase of the additional electricity is a major step forward in that relationship. We hope, in the future, to be able to do much more together as the nation moves towards a more liberalised electricity supply industry".

Forecast Demand Growth

Demand for electricity grew by 11% last year generating total sales for Tenaga of 56,210 GWh. Demand is expected to continue growing by 5-10% per annum over the next three years.

Total installed capacity in the country currently stands at 12,045 MW against a peak demand of 9,712 MW. Reserve margins are therefore expected to narrow before new plants come on stream in 2003. The three year Supplemental PPA under which YTL Power is obliged to supply the fixed quantity of 1,400 GWh per annum at a fixed price allows greater flexibility to Tenaga in managing its resources over this period.

The Supplemental PPA will, upon signing, be effective as from 1st January 2001.

Issued on 17th January 2001

PRESS RELEASE TENAGA NASIONAL BERHAD (200866-W)

S.A.Bil 2001/12/73

INSENTIF SINARAN PERAYAAN daripada TENAGA NASIONAL BERHAD

Sempena dengan musim perayaan menyambut Hari Raya Puasa, Krismas dan Tahun Baru Cina yang akan datang, Tenaga Nasional Berhad menawarkan insentif khas bagi pencahayaan bangunan kepada semua pelanggan-pelanggan komersil.

Insentif ini disediakan oleh TNB untuk menggalakkan pelanggan menerangi bangunan-bangunan dengan limpahan lampu-lampu yang indah sepanjang musim perayaan.

TNB menawarkan insentif khas ke atas penggunaan elektrik tambahan pada kadar yang rendah, iaitu 11.8 sen/unit sahaja semasa tempoh promosi. Ini merupakan penurunan sehingga 50 peratus daripada harga jualan biasa.

Kadar khas ini adalah hanya untuk jumlah peningkatan penggunaan tenaga elektrik yang melebihi purata penggunaan biasa bagi 6 bulan terakhir (Jun 2001 hingga November 2001).

Promosi ini akan berlangsung mulai dari sekarang dan berakhir 28 Februari 2002.

Semua pelanggan komersil TNB, terutamanya pemilik bangunan-bangunan pencakar langit, bangunan pejabat, kompleks-kompleks komersil, kompleks membeli-belah dan hotel-hotel adalah layak untuk mendapatkan tawaran ini.

Untuk keterangan lanjut mengenai cara memohon pelanggan-pelanggan boleh menghubungi pejabat Tenaga Nasional Berhad yang berdekatan.

Permohonan boleh dibuat mulai sekarang sehingga tarikh akhir pada 31 Januari 2002.

<u>Dikeluarkan pada 4 Disember 2001</u>

Diterbitkan oleh : Tenaga Nasional Berhad, Peti Surat 11003, 129 Jalan Bangsar 50732, Kuala Lumpur.
Untuk makluman lanjut sila hubungi Pengurus Besar Komunikasi Korporat, Tel: 03-2296 5566 & 2296 2121 sam 6240, talian terus: 2296 6240 atau Penolong Pengurus Komunikasi Korporat (Media) sam. 6990, talian terus: 2296 6990

SIARAN AKHBAR
PRESS RELEASE
TENAGA NASIONAL BERHAD (200866-W)

S.A. Bil 2001/12/74

FOR IMMEDIATE PUBLICATION
TUESDAY 4 DECEMBER 2001

MAJOR RESTRUCTURE AT TENAGA NASIONAL BERHAD TO BENEFIT STAKEHOLDERS

KUALA LUMPUR --- Global trends, industry developments, changing customer behaviour and new issues have prompted TNB to regroup its organisational structure so as to deliver optimum value to the customer, shareholder and employee.

In a statement issued today, TNB chairman Dato' Dr Jamaludin bin Dato' Mohd Jarjis said, "The move to regroup sees TNB realigning its business activities to the company's core business of generation, transmission and distribution of electricity in the most efficient and methodical manner."

The last restructure exercise by TNB was in 1998 when the utility was preparing for the deregulation process. With deregulation set aside, today's move by TNB to restructure is to create value in the core business chain with emphasis on a harmonious blend by the business groups lending support to make TNB a stronger and more successful electric utility.

The restructuring plan also incorporates the requirements of the Malaysian Code on Corporate Governance that would instill proper management controls and greater transparency. PWC Consulting of PricewaterhouseCoopers who developed the restructuring plan, have taken this into cognisance and made it an important consideration for TNB's success.

"The external consultants have recommended re-grouping and consolidation of the various support functions to focus on providing better and more efficient service to the core business, increasing accountability through clearer reporting lines, avoiding duplication, and seizing opportunities to further consolidate and better manage resources and costs," said Dato' Dr Jamaludin.

Four distinct groups have evolved in the new restructuring – the core business group, the engineering and logistics group, the corporate services support group, and the education and research group – all of which report to the chief executive officer Encik Pian bin Sukro who was recently appointed by the Board. Each of the groups will comprise divisions which are to be headed by vice presidents. The vice presidents are expected to manage subsidiaries or departments that provide a related business or service in each of the divisions.

"Employees will benefit from this new design and turn in a greater productivity ratio for the customer and shareholder," he said.

In the core business group, Haji Ab Hadi Md Deros is vice president of generation, Mohd Zainal Azirun is vice president of transmission, Engku Hashim Al Edrus bin Engku Pengiran Anum is vice president of distribution while Nurul Azman Abas is managing director of Sabah Electricity Sdn Bhd.

In the engineering and logistic services group, Haji Shafie Mat Zin is vice president of engineering services and Dato' Tengku Mahmood Tengku Hamid is vice president of logistical support.

The corporate support services group comprises Dato' Syed Fahkri Barakbah who is vice president of finance, Datin Azizah Osman who is vice president human resource/company secretary, and Datuk Md Sidek Ahmad who is vice president of corporate affairs.

Che' Zurina Zainul Abidin is chief coordinator of education and research with vice president status.

According to Dato' Dr Jamaludin, the restructuring of TNB would provide for TNB's longer-term objectives and strategic direction for a successful business entity.

Earlier this year, TNB had forwarded a new electricity industry structure to the Malaysian government. The proposed plan was based on the recognition that adequate, reliable supply of electricity is paramount for Malaysia's economic stability and success. This industry model, called the Malaysia Managed Market, or M3, was tailored to the unique needs of Malaysia and based on a smart partnership concept with the private sector. It was to avoid the colossal crisis faced by California, Canada and New Zealand which took the deregulation path.

"Trends and developments in the electricity power industry, both locally and globally, have provided us with a better insight on how to successfully run the electricity business - where others have failed, we have learnt to be wiser and better," he added.

Issued on 4 December 2001


TNB Chairman & Board Of Directors
Company Secretary
Board Committees
Internal Audit
Office of the President
President/CEO
Management Committees
Chief Coordinator Education & Research Group
Engineering & Logistics Group
VP Engineering Services
VP Logistical Support
Core Business Group
VP Generation
VP Transmission
VP Distribution
SESB
Corporate Support Services Group
VP Finance
VP HR
VP Corp Affairs

SIARAN AKHBAR
PRESS RELEASE

TENAGA NASIONAL BERHAD
(200866-W)

S.A. Bil 2001/12/77

PANDUAN KESELAMATAN ELEKTRIK KETIKA BANJIR

Kuala Lumpur, 7 Disember 2001 – Memandangkan keadaan cuaca yang tidak menentu serta hujan lebat dan ribut petir yang sering berlaku sejak kebelakangan ini, pihak Tenaga Nasional Berhad (TNB) ingin menasihatkan pengguna-pengguna elektrik khasnya dan orang awam amnya agar sentiasa mengutamakan ciri-ciri keselamatan.

1. Pepasangan TNB

Apabila berlaku hujan lebat dan angin bertiup kencang, tiang dan talian elektrik akan terdedah kepada bahaya seperti pokok tumbang atau dahan patah yang seterusnya akan menghempap wayar elektrik.

Sekiranya keadaan ini berlaku, orang ramai adalah dinasihatkan supaya :-

- Jangan menghampiri atau menyentuh wayar elektrik yang terputus dan berada di atas tanah kerana dawai elektrik tersebut mungkin masih mengalirkan arus elektrik.
- Jangan cuba mengalihkan mana-mana wayar elektrik yang terputus dan terdedah.
- Jangan menghampiri kawasan lopakan air yang terdapat wayar elektrik yang terputus kerana dikhuatiri wayar elektrik tersebut masih membawa arus elektrik.
- Awas, air boleh mengalirkan arus elektrik.
- Melaporkan dengan segera situasi yang membahayakan seperti di atas kepada pihak TNB

Bersambung di muka sebelah

2. Peralatan Elektrik Dalam Premis Pengguna

Jika kawasan kediaman pengguna mula dinaiki air dan diminta untuk berpindah oleh pihak yang berkuasa, semua pengguna adalah diminta untuk mengambil tindakan-tindakan berikut :-

- Pastikan suis utama ditutup atau di`off' kan
- Simpan semua peralatan elektrik di tempat yang tinggi untuk mengelakkan dari ditenggelami air.
- Jangan sentuh alat dan suis elektrik terutama dengan tangan yang basah
- Pastikan peralatan yang terendam dalam air semasa banjir diperiksa dan diuji oleh kontraktor elektrik yang bertauliah sebelum ianya digunakan semula.

Langkah-langkah di atas boleh mengelakkan orang ramai dari tragedi kejutan elektrik. Orang ramai juga dinasihatkan untuk segera menghubungi Pusat Pengurusan Panggilan TNB yang beroperasi 24 jam sehari melalui talian **1-5454** atau pejabat TNB yang berhampiran untuk tindakan segera.

Dikeluarkan pada 7 Disember 2001

S.A.BIL 2001/12/78

NOTE TO EDITOR

technical backgrounder

FOR PUBLICATION

AFTER 12 NOON SATURDAY 22 DECEMBER 2001

TENAGA NASIONAL BERHAD TOPS IN ECONOMIC VALUE ADDED

TNB ranked 16th at the CFO Asia Performance Awards 2001

Tenaga Nasional Berhad has been ranked the top in Malaysia and 16th among Asia's best top value creators in the CFO Asia Performance 100 Awards 2001 which recognises the company as creating more value for its shareholders.

The CFO Asia Performance 100 Awards is a unique and respected ranking compiled by Stern Stewart & Co, the global consulting firm that developed the proprietary EVA (Economic Value Added) framework and organised by CFO Asia, a member of the Economist group.

The P100 list offers three hard-and-fast tools to pry open a window on an Asian company's ability to deliver wealth to shareholders. The most important is Market Value Added (MVA).

According to CFO Asia's report, TNB's MVA as at 29 December 2000 has been charted at USD5,762,864,000 while the year-on-year change in Economic Value Added (EVA) has been USD143,141,000.

To arrive at an MVA calculation, US consultancy Stern Stewart adds up all the capital that investors have put into a company, including shareholders' equity and debt, as well as

physical assets, and subtracts that figure from the market value. This straightforward, cash-in versus cash-out calculation shows whether a company has made or lost money with the capital investors have devoted to it.

What MVA does so effectively is smash the illusion of wealth that market cap creates, it said.

Despite the violent lurches in the markets, the ranking provides a remarkable report card of value creation in Asia. The internal elements that have always made companies climb high on the ranking - such as efficient use of capital, sound investment strategy, control of costs, and transparency - continue to work their way into Asia like a tree through stubborn granite.

On the other hand, EVA is a measure of internal company value, providing a definition of true profitability. Like MVA, it focuses on the use of capital.

To arrive at EVA profits, subtract a charge for the cost of capital - including equity capital as well as interest on debt and other charges - from after-tax operating profits. An EVA number shows how companies perform given the true costs of their investments quarter-by-quarter and year-by-year. But the number is not absolute. A company may invest one year, causing negative EVA in the current period, with the goal of increasing EVA in the future, said CFO Asia.

The P-100 is also a bellwether of the rise of the influence of the Chief Financial Officer in Asian companies. The great majority of companies on the list employ world-class finance directors, added CFO Asia.

CFO Asia is an award-winning publication that appeals to the new generation of top corporate financial executives, providing in-depth coverage of the cross-border economic challenges in Asia - something no other title does. CFO Asia reaches over 23,000 senior financial executives, providing them with the practical information needed to do their jobs better and add value to their organisations.

Stern Stewart & Co. is a New York-based consulting firm. Its founders, G. Bennett Stewart III and Joel Stern, created Economic Value Added (EVA), a performance measurement that subtracts the cost of capital from after tax profits. EVA is the basis of a financial management system that Stern Stewart has introduced in hundreds of companies worldwide, including

more than 20 in Asia. The firm's ranking of the MVAs of the top 1000 companies in the US by market value is published annually in *Fortune* magazine.

Notes

The P-100 ranking, based on a measure known as Market Value Added (MVA), gauges the true wealth that companies return to their investors by subtracting all the capital investors have poured into the enterprise over its lifetime, including equity and debt, from its market value. MVA is a crucial measure because it is more closely linked to the internal forces that drive a company's to create wealth than other measures, such as earnings per share (EPS). In order to sustain MVA growth, companies must, over time, continually improve their ability to produce profits that takes into account the cost of capital. This higher bar for profits is known as Economic Value Added, or EVA. The P-100 ranking includes both MVA and EVA figures, in an effort to show how changes in EVA affect shareholder value over time.

Other Malaysian companies which made it to the list according to the CFO Asia report include among others, Telekom Malaysia Berhad (ranked 18), British American Tobacco Malaysia Berhad (ranked 39), and Petronas Gas (ranked 60).

S.A.BIL 2001/12/78

NOTE TO EDITOR

EMBARGO
FOR PUBLICATION
AFTER 12 NOON SATURDAY 22 DECEMBER 2001

TNB PROFITABILITY DELIVERED ON GREATER VALUE CREATION

CFO Asia Ranks TNB Top In Malaysia, 16th In Asia

KUALA LUMPUR --- Tenaga Nasional Berhad has been ranked the best in Malaysia and 16th among Asia's best top value creators in the CFO Asia Performance 100 Awards 2001 which recognises the company as creating more value for its shareholders.

The CFO Asia Performance 100 Awards is a unique and respected ranking compiled by Stern Stewart & Co, the global consulting firm that developed the proprietary EVA (Economic Value Added) framework and organised by CFO Asia, a member of the Economist group.

"We are obviously delighted at being recognised as the best company in Malaysia and 16th in Asia that has created more value for its shareholders, thanks to the efforts of the management and employees in TNB who have been focused in their mission to deliver value added to the stakeholders," said TNB chairman Dato' Dr Jamaludin bin Dato' Mohd Jarjis.

At its 11th annual general meeting today, Dato' Dr Jamaludin said," The Group's revenue for the year grew by 4.7 per cent to RM14.4 billion compared to RM13.7 billion in the year 2000. As a result, TNB posted a 57.9 per cent increase in net profit to RM2.1 billion."

Three major attributes contributed to the success of Tenaga Nasional Berhad's financial year ended 31 August 2001 – higher sales volume as a result of a healthy growth in power consumption, foreign exchange translation gains, and operational and financial efficiency improvements.

Value creation is high on the agenda at TNB as it pursued a debt liability management programme, a reduction in foreign currency borrowings and a debt maturity profile programme

Through the debt liability management programme, TNB's average cost of funding had been brought down. According to the company's annual report, a 0.61 per cent per annum reduction on current borrowings of RM28.3 billion had seen savings of approximately RM172.6 million for TNB during the financial year. TNB's cost of funding had been reduced since FY1997 from 7.0 per cent to the present level of 5.29 per cent.

Foreign currency borrowings were further reduced to 54 per cent from 62 per cent of total borrowings as at 31 August 2001. This was brought about by raising new funds from the local financial institutions and capital markets with the exception of external borrowings on very favourable terms.

The debt maturity profile had also been reshaped to match the cashflows in line with the long-term nature of the projects undertaken by TNB. Consequently, the key credit ratios have stabilised at a level which will ensure that TNB's risk of being unable to meet its financial obligations as and when due is practically eliminated.

On the operational front, TNB has also been addressing the concern on managing and enhancing its fuel supply chain, generation capacity, systems reliability and security, and cash flow management. Recent exercises adopted by TNB have been to ensure that the value chain is protected.

During the year, unit sales recorded by the Group was 59,417.4GWh and the electricity revenue generated amounted to RM13,951.8 billion. There was an increase of 5.7 per cent of units sold with revenue increasing by 5.5 per cent compared to the previous year of 13.9 and 12.8 per cent respectively. The industrial segment

contributed 53.0 per cent of total sales, followed by commercial 27.9 per cent, domestic 17.9 per cent, public lighting 1 per cent and mining 0.2 per cent.

The year 2001 registered 67.8 sen basic earnings per share for the Group compared with a 42.9 sen earnings per share in the previous year. Fixed Assets of the Group stood at RM48.3 billion compared with RM45.7 billion in the previous year, reflecting an increase of 5.6 per cent. Total Assets of the Group now stand at RM54.6 billion.

During the year, TNB had provided for further provisions on diminution of its fixed assets in an overseas subsidiary company amounting to RM250 million and substantial provisions of approximately RM350 million for doubtful debts made in line with prudent accounting and corporate governance.

As shareholders reviewed this year's annual report, a crucial message was also imparted on the issue of TNB steering into a new market model path. In January, an alternative market path was developed by TNB and presented to Malaysian government, designed to avoid a similar "California crisis" here in the country. Many electric utilities in the world who adopted the deregulation path were confronted with collapse.

TNB's proposed plan is based on the recognition that adequate, reliable supply of electricity is an essential requirement for Malaysia's economic stability, development and success. The model is vertically integrated with the value chain in generation very much vested in TNB. This market model, called the Malaysia Managed Market, or M3, is tailored to the unique needs of Malaysia and based on a smart partnership concept with the private sector.

"A consultative process with the relevant authorities led to the acceptance of TNB's proposal and the subsequent collaboration in the following months to define the details of this preferred path for Malaysian consumers and industry," said Dato' Dr Jamaludin.

The number of customers as at 31 August 2001 stood at 5,522,325. an increase of 4 per cent from the previous year of 5,311,098. This is largely attributed to the increase in the domestic sector.

TNB's continued commitment to deliver reliable quality products and services to its ever discerning customers have shown upward trends since the first customer *satisfaction index (CSI) measure was conducted in 1998. TNB's CSI has been on the* uptrend auguring well for the company in achieving customer service excellence.

At year end, the total installed capacity including the independent power producers reached 13,134.5MW with a peak demand of 10,060MW recorded on 15 August 2001.

The number of employees, as at the close of the financial year, had increased by 3.3 per cent to 25,125 compared to the previous year of 24,334. The productivity ratio for each employee (MWh) also increased by 2.4 per cent to 2,365 per employee as opposed to 2,310 the previous year.

Earlier in the year, TNB was named the best employer in Malaysia and the 11th best in the inaugural 'Best Employers in Asia' survey.

S.A Bil. 2001/10/54

TENAGA NASIONAL BERHAD ("TNB" OR "THE COMPANY")

CONTRACT SIGNING CEREMONY FOR TUANKU JAAFAR POWER STATION, PORT DICKSON REHABILITATION PROJECT PHASE – PHASE – 1 750MW COMBINED CYCLE POWER PLANT BETWEEN TNB AND MHI-MITSUI-PCB CONSORTIUM

TENAGA NASIONAL BERHAD today, has singed an agreement with MHI-MITSUI-PCB CONSORTIUM in regards to Tuanku Jaafar Power Station Rehabilitation Phase 1 750 MW Combined Cycle Power Plant project located in Port Dickson.

The Plant. The EPC was awarded by Mitsubishi Heavy Industries (MHI)/ Mitsui/ Putra Capital Power Berhad Consortium. Under the contract MHI will be supplying a Combined Cycle Plant consisting of two highly efficient Class F Gas Turbine (Mitsubishi M 701F), two Heat Recovery Steam Generators and a Steam Turbine. The Combine Cycle plant shall have a capacity of 750MW which is three times larger, but utilizing the same space as the old Stage 1 and 2 plants. The multi-shaft arrangement has been selected because of its operational flexibility and higher thermal efficiency. The electricity generated shall exported via a new and modern 275kV Gas Insulated Substation (GIS).

Total Project Cost and Funding of the Project. The total project cost is estimated to be RM 2.1billion of which 75% (RM1.570 billion) is funded by Japan Bank for International Corporation (JIBC) and 25% (RM520 million) is funded by TNB.

Commissioning. Construction of the new Combined Cycle is schedule to start in October 2001 and commission shall begin March 2004 and expected to be fully commissioned by October 2004.

Issued on 10 October 2001

S.A Bil. 2001/10/48

NOTE TO EDITOR

KUALA LUMPUR, 3 October 2001 – The Board of Directors, Tenaga Nasional Berhad (TNB) at its Meeting on 2 October 2001 has appointed Encik Pian bin Sukro as the new President/Chief Executive Officer of TNB with effect from 16 October 2001 upon completion of the service contract of Dato' Fuad Jaafar on 15 October 2001. This appointment addresses the succession scenario in TNB.

Dato' Fuad Jaafar who retired in 1998 has served TNB for an additional 3 years under contract beyond the normal retirement age.

Encik Pian bin Sukro, 53 served LLN/TNB since 1 September 1969. He graduated in Bachelor of Science (Hons.) from Brighton Technical College and Master of Science from United Kingdom. He is currently holding the post Vice President (Ventures) of TNB. He started his service with Lembaga Letrik Negara (LLN) and has vast experience in the power utility business. This include operations and maintenance, construction and commissioning, project management, system and corporate planning, formulation of electricity tariff, corporate restructuring and privatization, finance and development of new businesses.

Issued on 3 October 2001

Diterbitkan oleh : Tenaga Nasional Berhad, Peti Surat 11003, 129 Jalan Bangsar 50732, Kuala Lumpur.
Untuk makluman lanjut sila hubungi Pengurus Besar Komunikasi Korporat, Tel: 03-2296 5566 & 2296 2121 sam 6240, talian terus: 2296 6240 atau Penolong Pengurus Komunikasi Korporat (Media) sam. 6990, talian terus: 2296 6990

PRESS STATEMENT

The Proposed Acquisition of Dynamic Acres, a company, which has been granted mining and marketing rights over coals, produced in certain concession areas in Indonesia.

The pertinent issues.

1. **Why acquire a coal mine?**
   - Fuel policy must support TNB's move to diversify its coal generation.
   - Currently there is an over dependence on gas (approximately 80%) to generate electricity.
     - Risky in case gas supply is curtailed.
     - Tariff will be affected if gas price follows market price. At the moment, the government subsidizes 50% of the gas price that is used for electricity supply generation. This amounts to about RM2 billion worth of government indirect subsidy per annum. This policy not sustainable in the long run.
   - Three new coal fired power plants (Janamanjung, SKS Ventures in Pulau Bunting and Jimah Power) will increase coal requirement in the near future – hence bigger coal supply risk to the country. Diversification to coal. Three new coal power plants coming up by 2007.
   - Protecting and managing the supply chain. The fuel (in this case coal) is an integral part of TNB's vertically integrated supply chain management.
     - Under PPA, fuel is a pass-through, so TNB need to mitigate price.
     - Under present policy, TNB buys through long term contract (75%) and the spot market (25%).
     - At present, the coal makes up 50% of the cost of producing electricity in coal power plants. It is therefore important for TNB to ensure that stability of coal price, which can only be achieved if there is some form of protection of its supply chain.
     - Also, risk of future coal supply must be mitigated by having control of the supply of coal.

LETTERS OF THE DAY – NST

I wish to respond to Encik Mohamed Sinclair of Kuala Lumpur who wrote, "TNB must shed some light on their coal plans" in your paper, dated August 28 2001.

I would like to thank Encik Mohamed for the concerns raised and I wish to inform him that Tenaga Nasional Berhad shares his concerns as well. It is due to these concerns that we have taken judicious measures in the planning and implementation of our power generation facilities that utilize coal.

One of the prudent practices we maintain is to meet and surpass the stringent standards of the ISO as well as local authorities. The clean coal technology that we employ is consistent with that of developed countries like Australia, Japan and the United States. Tenaga Nasional is committed to protect the environment and we are continually stepping up efforts on environmental protection and conservation in line with our Corporate Environment Policy.

Towards this, all our power stations are required to implement the Environmental Management System where there are ongoing programmes to maintain awareness level for all employees, identify and monitor environmental impact, monitor ambient levels of sulphur oxides and dust fall out at all power stations as well as perform Environment Impact Assessment studies prior to construction of power stations as provided under the Environment Quality Act 1974.

As a result of these initiatives, the emission level at our Sultan Salahuddin power station in Kapar, Selangor has been within the prescribed limits since 13 years in operation. The ash pond at our environment-friendly Kapar coal-fired power station is a sanctuary for migratory shorebirds.

At the Janamanjung coal-fired power plant currently under construction, we are promoting technology in harmony with nature and the highest standards are maintained in compliance with environment laws and regulation. The Janamanjung's plant was designed to meet the World Bank standards for developing countries.

We share your concerns about pollutants and sulphur contents, as raised in your letter. In our coal-fired power plants we have and will continue to adopt the latest method in clean coal technology to mitigate the impact on our environment. We have been utilizing proven pulverized coal combustion power plant technologies for low sulphur grade of coal, low nitrogen oxide burner technology to prevent

excessive nitrogen oxide production, installation of electrostatic precipitator to achieve up to 99.9% dust removal capacity and flue gas desulphurisation facility to ensure that sulphur oxide emissions are within safe and allowable limits as prescribed by the international environmental regulations.

Why do we use coal for our power stations? Malaysia has in place the 5-Fuel Policy where electricity supply capacity is provided by natural gas, coal, hydro, oil and renewable energy. Currently the power generation mix is highly dependant on natural gas. As such, it is prudent to balance the fuel mix for power generation by promoting hydro, renewable energy and coal. Coal was chosen as it is competitively priced and supply is relatively stable compared to that of other fuels due to abundance of supply world-wide.

To reassure you of our commitment to the conservation and protection of the environment, I wish to highlight that Tenaga Nasional Berhad is committed to corporate environmental excellence through continuous efforts to improve environmental protection performance whilst responsibly providing safe, efficient and reliable supply of electricity to our valued customers. This is our corporate and business policy.

Dato' Fuad bin Jaafar
President and Chief Executive Officer
Tenaga Nasional Berhad

S.A.Bil 2001/09/43

NOTE TO EDITOR

TENAGA NASIONAL BERHAD ("TNB" or the "Company")
PROPOSED ISSUE OF TRANCHE 2 TENAGA INCOME SECURITIES

The Board of Directors of TNB is pleased to announce that the Company has entered into agreements with RHB Sakura Merchant Bankers Berhad (19663-P) as lead arranger, RHB Bank Berhad (6171-M) as subscriber and Malaysian Trustees Berhad (21666-V) for the issue of RM500 million Tranche 2 Tenaga Income Securities. The RM500 million Tranche 2 Tenaga Income Securities, which are essentially debt instruments, comprise the following:-

(a) RM499,500,000 nominal value 10 year interest bearing bonds to be issued at 100% of the nominal value and in multiples of RM999,000; and

(b) 500 Class B redeemable preference shares of RM1.00 each issued at a premium of RM999.00 per share making a total issue price of RM1,000 per Class B redeemable preference share.

Under the terms and conditions of the RM500 million Tranche 2 Tenaga Income Securities, TNB can elect to pay either:-

(a) non-cumulative dividend on the Class B redeemable preference shares together with nominal interest payable to the redeemable preference shareholders and bond coupon holders respectively; or

(b) interest at the market rate payable to the bond coupon holders.

In the agreements signed today, the market interest rate was fixed at 6.30% per annum which under the terms of the Tenaga Income Securities, TNB's funding costs could be reduced to approximately 4.80% per annum if dividends were paid. This would represent a saving in funding costs of about RM7.5 million per annum.

The payment of dividends to service the funding costs under the Tenaga Income Securities would not adversely affect the payment of interim and final dividends to ordinary shareholders.

Issued on 3 September 2001

Diterbitkan oleh : Tenaga Nasional Berhad, Peti Surat 11003 , 129 Jalan Bangsar 50732, Kuala Lumpur.
Untuk makluman lanjut sila hubungi Ketua Komunikasi Korporat, Tel: 03-282 5566 & 282 2121 sam 6715, talian terus :285 6715 atau Penolong Pengurus Perhubungan Korporat (Media) sam. 6661, talian terus : 285 6661

PRESS RELEASE

TENAGA NASIONAL BERHAD (200866-W)

NOTES TO THE EDITORS

KUALA LUMPUR, 22 October 2001 – At 1525 hour today, TNB experienced a loss of power generation from the Segari Power Plant in Lumut, an IPP belonging to Malakof.

When that happened, TNB's protection system responded instantaneously avoiding further losses. TNB was able to normalize its system and completely restore supply to all affected customers by 1644 hour.

All inconveniences incurred to our valued customers are deeply regretted.

Issued on 22 October, 2001

NOTES TO THE EDITORS

KUALA LUMPUR, 22 October 2001 – Today at 1525 there was a loss of 1100 MW power supply from the Segari power plant in Lumut, Perak. The loss from this Independent Power Producer caused the system frequency to drop to 49.5Hz from the normal value of 50.0Hz. When that happened TNB's Automatic Underfrequency Load Shedding Schemes instantaneously cut off 200 MW of supply in order to save the system and increase frequency to 49.56Hz.

Two minutes later a manual load shedding of 75 MW was carried out to further improve the system frequency to 49.90Hz.

TNB started to normalize loads that were shed earlier beginning at 1554 and by 1644 all loads were fully restored.

All inconveniences incurred to our valued customers are deeply regretted.

TENAGA NASIONAL BERHAD
(200866-W)

TENAGA NASIONAL BERHAD ("TNB" OR "THE COMPANY")

RENEWABLE ENERGY PURCHASE AGREEMENT (REPA) SIGNING CEREMONY BETWEEN TNB WITH BUMIBIOPOWER SDN. BHD. & JANA LANDFILL SDN. BHD.

TENAGA NASIONAL BERHAD today, has signed two agreements for the purchase of electricity generated by renewable energy developers, Bumibiopower Sdn. Bhd. and Jana Landfill Sdn. Bhd. under the Small Renewable Energy Program (SREP) which was launched recently by the government.

With the signing of the (REPA) TNB has agreed to purchase electricity from Bumibiopower Sdn. Bhd. at a price of 16.7 sen/kWh fixed for a period of 21 years. Bumibiopower Sdn. Bhd.'s renewable energy plant which utilise palm oil waste as biomass fuel will be located in Pantai Remis, Perak and has an export capacity of 5.2 MW to TNB.

TNB has also entered into an agreement with Jana Landfill Sdn. Bhd. A wholly owned subsidiary of TNB to purchase electricity at the price of 16.5 sen/kWh for a period of 15 years. Jana Landfill's renewable energy plant which is located at Ayer Hitam Sanitary Landfill, Puchong, Selangor will have an export capacity of 2 MW to TNB. This plant will obtain its fuel by

Landfill Gas generated through the natural decomposition process of municipal waste at the landfill site.

The signing of these agreements, has clearly reflect TNB commitment to support the initiatives by the government on Fifth Fuel Policy using Renewable Energy which is estimated to meet 5% of the total energy requirements of the country.

Summary Renewable Energy Projects

BUMIBIOPOWER

Plant Location	Pantai Remis, Perak.
Installed Capacity	6.0 MW
Export Capacity To TNB	5.2 MW
Renewable Energy Fuel	Biomass type - Palm Oil Empty Fruit Brunches & Shell
Generated Voltage	11 kV
Power Flow To	1. PPU Pantai Remis, Perak 2. PPU Ayer Tawar, Perak
Project Cost	USD 7 million (RM 26.6 million)
Completion Date	16 October ,2003 (24 months)
Agreement Period	21 years
Energy Purchase Price	16.7 sen/ kWh (without escalation factor)
Energy Sales	39.52 GWh / annum
Energy Payment	RM 6.6 million / annum

Jana Landfill Sdn. Bhd.

Plant Location	Air Hitam Sanitary Landfill, Puchong, Selangor
Installed Capacity	2.00 MW
Export Capacity To TNB	1.94 MW
Renewable Energy Fuel	Biogas type - Landfill Gas (LFG)
Generated Voltage	11 kV
Power Flow To	P/E Landfill, Puchong.
Project Cost	RM 10 million
Completion Date	16 Jan,2003 (15 month)
Agreement Period	15 years only due to expected available of gas supply from site.
Energy Purchase Price	16.5 sen/ kWh (without escalation factor)
Energy Sales	14.36 GWh / annum
Energy Payment	RM 2.37 million / annum

Note on both REPA commercial principles based on SREP guideline :

1. *Energy Take and pay basis.*
2. *Energy Payment only.*

PRESS RELEASE

TENAGA NASIONAL BERHAD
(200866-W)

Attention. Bernama Desk.

S.A Bil. 2001/10/58

NOTE TO EDITORS

KUALA LUMPUR, 25 October 2001 – A press conference will be held following the Announcement of Tenaga Nasional Berhad's Financial Results ending 31 August 2001 as follows:-

Date	:	**29 October 2001 (Monday)**
Time	:	**4.30 p. m.**
Venue	:	**Kenyir Room, 11th Floor, TNB Headquarters Jalan Bangsar**

TNB's Chairman, Y. Bhg. Dato' Dr. Jamaludin bin Dato' Mohd. Jarjis will be present for the press conference. President/Chief Executive Officer of TNB, En. Pian Sukro, also will be present.

A programmed is attached for your attention.

Members of the print and electronic media are cordially invited.

Issued on 25 October 2001

Diterbitkan oleh : Tenaga Nasional Berhad, Peti Surat 11003, 129 Jalan Bangsar 50732, Kuala Lumpur.
Untuk makluman lanjut sila hubungi Pengurus Besar Komunikasi Korporat, Tel: 03-2296 5566 & 2296 2121 sam 6240, talian terus: 2296 6240 atau Penolong Pengurus Komunikasi Korporat (Media) sam. 6990, talian terus: 2296 6990

Pengarah-Pengarah dengan sukacitanya mengumumkan perkara berikut:

I. KEPUTUSAN KUMPULAN YANG BELUM DIAUDIT BAGI SUKUTAHUN KEEMPAT BERAKHIR 31HB OGOS 2001.

(Jumlah dalam RM juta kecuali dinyatakan sebaliknya)

	SUKUTAHUN KE-4 INDIVIDU		DALAM TAHUN	
	2001	2000	2001	2000
Hasil	3,733.6	3,642.6	14,362.6	13,719.1
Keuntungan operasi sebelum pendapatan pelaburan, lain-lain pendapatan, caj-caj faedah, susutnilai dan pelunasan, perkara luar biasa, keuntungan/(kerugian) pertukaran wang asing, cukai dan kepentingan minoriti	975.8	1,045.0	4,387.6	4,433.0
Pendapatan pelaburan	0.4	0.7	10.6	5.9
Lain-lain pendapatan termasuk faedah	55.6	161.2	316.7	435.6
j-caj faedah	(283.1)	(293.0)	(1,077.6)	(1,062.2)
Susutnilai dan pelunasan	(563.3)	(463.1)	(1,981.3)	(1,692.0)
Perkara luar biasa	-	(332.4)	(373.7)	(332.4)
Keuntungan operasi selepas pendapatan pelaburan, lain-lain pendapatan, caj-caj faedah, susutnilai dan pelunasan, perkara luar biasa, tetapi sebelum keuntungan/(kerugian) pertukaran wang asing, cukai dan kepentingan minoriti	185.4	118.4	1,282.3	1,787.9
Keuntungan/(kerugian) pertukaran wang asing	50.9	(94.8)	785.5	(371.1)
Hak keuntungan dalam syarikat-syarikat bersekutu	33.7	36.4	125.2	107.0
Keuntungan sebelum cukai dan kepentingan minoriti	270.0	60.0	2,193.0	1,523.8
Cukai	24.9	(51.7)	(122.8)	(230.5)
Keuntungan selepas cukai tetapi sebelum kepentingan minorit	294.9	8.3	2,070.2	1,293.3
Kepentingan minoriti	10.7	5.9	34.8	39.5
Keuntungan selepas cukai milik pemegang saham	305.6	14.2	2,105.0	1,332.8
	SEN	SEN	SEN	SEN
'euntungan sesaham – Asas	9.8	0.5	67.8	42.9
ıntungan sesaham – Dicairkan	9.8	0.5	67.8	42.9

II. KUNCI KIRA-KIRA KUMPULAN SEBELUM DIAUDIT PADA 31HB OGOS 2001

(Jumlah dalam RM juta kecuali dinyatakan sebaliknya)

	31hb OGOS 2001	31hb OGOS 2000
HARTANAH, LOJI DAN KELENGKAPAN	48,270.3	45,709.6
PELABURAN DALAM SYARIKAT-SYARIKAT BERSEKUTU	725.8	582.0
PELABURAN JANGKA PANJANG	391.0	402.4
PENERIMAAN JANGKA PANJANG	-	444.0
ASET SEMASA		
Inventori	982.4	1,001.0
Siberhutang perdagangan	1,532.6	1,663.2
Siberhutang lain-lain	1,783.7	837.7
Tunai	870.3	768.3
Sekuriti (tercatat dan tidak tercatat)	47.7	59.5
Jumlah terhutang oleh syarikat-syarikat bersekutu	3.9	21.4
	5,220.6	4,351.1

	31hb OGOS 2001	31hb OGOS 2000
TANGGUNGAN SEMASA		
Sipiutang perdagangan	(1,842.9)	(1,843.3)
Sipiutang lain-lain	(1,613.4)	(1,368.2)
Pinjaman jangka pendek	(3,213.8)	(5,371.6)
Peruntukan cukai	(390.0)	(325.4)
Dividen dicadangkan	(133.6)	(156.6)
Jumlah terhutang kepada syarikat-syarikat bersekutu	(356.2)	(353.2)
	(7,549.9)	(9,418.3)
TANGGUNGAN SEMASA BERSIH	(2,329.3)	(5,067.2)
TANGGUNGAN JANGKA PANJANG		
Pinjaman-pinjaman berpenggal	(25,101.8)	(22,289.9)
Wang cagaran pelanggan	(1,324.9)	(1,224.5)
Ganjaran persaraan	(452.8)	(383.6)
Tanggungan-tanggungan lain	(110.4)	(123.7)
	(26,989.9)	(24,021.7)
CUKAI TERTUNDA	(975.8)	(970.9)
PENDAPATAN TERTUNDA	(2,149.5)	(2,097.3)
GERAN PEMBANGUNAN KERAJAAN	(516.6)	(380.0)
	16,426.0	14,600.9
Dibiayai oleh:-		
MODAL SAHAM	3,106.8	3,106.2
PREMIUM SAHAM	3,143.5	3,140.4
RIZAB PENDAPATAN	8,970.9	7,089.0
RIZAB PENILAIAN SEMULA	1,237.1	1,237.1
RIZAB TUKARAN MATAWANG ASING	(79.9)	(54.1)
DANA PEMEGANG SAHAM	16,378.4	14,518.6
KEPENTINGAN MINORITI	47.6	82.3
	16,426.0	14,600.9
	Sen	Sen
ЈET NYATA BERSIH SESAHAM	527	467

III NOTA-NOTA
(Jumlah dalam RM juta kecuali dinyatakan sebaliknya)

1) DASAR-DASAR PERAKAUNAN

Dasar-dasar dan kaedah-kaedah pengiraan perakaunan yang sama bagi penyediaan Laporan Tahunan Kumpulan yang lepas telah digunakan dalam penyediaan penyata-penyata kewangan sukutahun.

2) PERKARA LUAR BIASA

Perkara luar biasa dalam tahun adalah seperti berikut:-

	DALAM TAHUN 2001	DALAM TAHUN 2000
a) Premium penebusan dan yuran (Nota 11a) :-		
i) Nota-nota 7.875% Dolar AS matang 2004	86.9	-
ii) Nota-nota 7.200% Dolar AS matang 2007	17.2	-
b) Komisen dan diskaun penerbitan Nota-nota 7.625% Dolar AS matang 2011 (Nota 11a)	19.6	-
c) Peruntukan penyusutan aset tetap anak syarikat	250.0	332.4
	373.7	332.4

3) **PERKARA LUAR JANGKA**

Tiada perkara luar jangka sepanjang sukutahun dan dalam tahun kewangan.

4) CUKAI

Cukai bagi sukutahun semasa dan dalam tahun terdiri daripada berikut:-

	SUKU TAHUN SEMASA 2001	DALAM TAHUN 2001
Cukai bagi Kumpulan	(36.1)	78.9
Cukai tertunda bagi Kumpulan	1.8	4.9
Perkongsian cukai dalam syarikat-syarikat bersekutu	9.4	39.0
	(24.9)	122.8

Kadar cukai efektif Syarikat dan Kumpulan bagi tahun kewangan berakhir 31 Ogos 2001 adalah lebih rendah daripada kadar berkanun disebabkan oleh penggunaan elaun modal yang dibawa ke hadapan dan semasa berjumlah kira-kira RM2,960.2 juta.

5) KEUNTUNGAN PRA PEROLEHAN

Tiada keuntungan pra perolehan diambilkira dalam keuntungan operasi untuk sukutahun dan dalam tahun kewangan.

6) KEUNTUNGAN DARI JUALAN PELABURAN JANGKA PANJANG

Tiada pelupusan pelaburan jangka panjang dalam sukutahun dan dalam tahun kewangan.

7) PEMBELIAN DAN PENJUALAN SEKURITI TERCATAT

a) Jumlah kos pembelian dan penjualan sekuriti tercatat dan kerugian yang berbangkit dalam sukutahun dan dalam tahun kewangan seperti berikut:-

	SUKU TAHUN SEMASA 2001	DALAM TAHUN 2001
Pembelian	-	0.1
Penjualan	1.0	8.4
Keuntungan daripada penjualan	0.2	2.6

b) Pelaburan dalam sekuriti tercatat adalah seperti berikut:-

Pada kos	62.8	62.8
Pada nilai dibawa	21.3	21.3
Pada nilai pasaran	21.3	21.3

Sekuriti tercatat di atas diuruskan oleh pengurus-pengurus dana luar.

8) PERUBAHAN DALAM KOMPOSISI KUMPULAN

Tiada perubahan-perubahan ketara dalam komposisi Kumpulan dalam sukutahun dan dalam tahun kewangan.

9) KEDUDUKAN CADANGAN KORPORAT

Tiada perubahan pada kedudukan cadangan korporat yang diumumkan terdahulu tetapi satu pengumuman akan dibuat tidak lama lagi kerana kedua-dua belah pihak masih dalam perbincangan.

10) PEREDARAN MASA ATAU MUSIM OPERASI

Perniagaan Kumpulan tidak tertakluk kepada ketidakstabilan peredaran masa atau musim bagi tempoh kajian semula.

11) PENGELUARAN ATAU PENJELASAN HUTANG DAN SEKURITI EKUITI

a) Pada 4hb April 2001, TNB membelibalik Nota-Nota 7.875% matang pada Jun 2004 sebanyak Dolar AS 302.6 juta dan Nota-nota 7.200% matang pada April 2007 sebanyak Dolar AS 176.2 juta dengan jumlah pertimbangan (tidak termasuk faedah yang terakru) sebanyak Dolar AS 505.0 juta. Pada masa yang sama, TNB menerbitkan Nota-nota 7.625% matang pada April 2011 sebanyak Dolar AS 600.0 juta yang mana telah dilanggan sepenuhnya. Pada 15 Mei 2001, Dolar AS 30.0 juta daripada Dolar AS 600.0 juta Nota-nota 7.625% matang April 2011 telah dibelibalik dan dibatalkan.

b) TNB memperolehi kelulusan dari pemegang-pemegang saham untuk meminda Memorandum dan Tataurusan Pertubuhan Syarikat bagi mewujudkan dan menerbit Saham Keutamaan Boleh Tebus ("SKBT") dalam Mesyuarat Agung Luarbiasa yang telah diadakan pada 31hb Julai 2001. Penerbitan SKBT merupakan sebahagian daripada cadangan Sekuriti Pendapatan Tenaga yang akan diterbitkan pada jumlah pertimbangan tunai RM1,500 juta seperti berikut:-

i) Bon 10-tahun berfaedah dengan nilai nominal RM1,498.5 juta yang akan diterbit pada 100% nilai nominal dan dalam gandaan RM999,000; dan

ii) 1,500 SKBT tiap satu pada kadar premium bernilai RM999.00 sesaham menjadikan jumlah harga terbitan RM1,000.00 sesaham.

Pada 16 Ogos 2001, TNB menerbitkan bahagian pertama RM1.5 bilion Sekuriti Pendapatan Tenaga, selama 10 tahun, bernilai RM1bilion. Kandungan – kandungan Sekuriti Pendapatan Tenaga adalah seperti berikut:-

i) Bon boleh tebus 10 tahun berfaedah dengan nilai nominal RM999 juta yang akan diterbitkan 100% nilai nominal; dan

ii) 1,000 Saham Keutamaan Boleh Tebus ("SKBT") pada nilai nominal RM1 setiap satu, diterbitkan pada kadar premium RM999 sesaham.

c) Selain daripada pembayaran semula dan pengeluaran hutang sekuriti yang telah dinyatakan diatas, tiada pengeluaran atau pembayaran semula hutang sekuriti, sekuriti ekuiti, pembelian balik saham, pembatalan saham atau saham-saham yang dipegang sebagai saham perbendaharaan dan penjualan semula dari saham-saham perbendaharan. Sepanjang tempoh sukutahun dalam kajian, 59,000 saham-saham biasa bernilai RM1 tiap-tiap satu telah diterbitkan dibawah Skim Opsyen Saham Anggota Kerja ('ESOS') yang sediaada.

12) PINJAMAN KUMPULAN

a) Tempoh pinjaman Kumpulan yang dikelaskan sebagai kategori jangka pendek dan jangka panjang adalah seperti berikut:-

Jangka pendek	- bercagar	3.9
	- tidak bercagar	3,209.9
Jumlah-kecil		3,213.8
Jangka panjang	- bercagar	69.6
	- tidak bercagar	25,032.2
Jumlah-kecil		25,101.8
Jumlah		28,315.6

b) Pecahan-pecahan matawang:-

Franc Perancis	419.1
Yen Jepun	6,838.5
Paun Sterling	1,104.9
Dolar AS	6,979.3
Lain-lain	22.6
Jumlah Ringgit bersamaan pinjaman dalam matawang asing	15,364.4
Pinjaman Ringgit	12,951.2
Jumlah	28,315.6

c) Kos purata dana bagi tahun kewanagan 2001 adalah 5.29% (Tahun kewangan 2000: 5.9%)

13) TANGGUNGAN LUAR JANGKAAN

Setakat 23hb Oktober 2001, tanggungan luar jangkaan Kumpulan meliputi berikut:-

Tuntutan oleh pihak ketiga	618.6
Jaminan perdagangan dan bon prestasi	24.5
Duti setem atas pindah milik aset	108.0
Tanggungan luar jangkaan lain	61.9
	813.0

14) INSTRUMEN KEWANGAN

(a) Instrumen-instrumen Derivatif Kewangan

TNB mempunyai beberapa instrumen kewangan termasuk aset dan tanggungan dan instrumen-instrumen kewangan yang timbul secara normal dalam perniagaannya. Dalam mengamalkan strategi pengurusan risiko yang konsisten, Syarikat mengurus pendedahan tanggungan kewangannya terhadap pergerakan kadar pasaran melalui penggunaan derivatif kewangan yang merangkumi opsyen kadar faedah dan kontrak tukar ganti matawang sebagai instrumen lindungnilai. Instrumen-instrumen ini melibatkan institusi-institusi kewangan berkemampuan dan dalam pandangan Lembaga Pengarah, kekuatan kewangan institusi-institusi tersebut tidak perlu dipersoalkan berdasarkan kedudukan kewangan mereka yang begitu kukuh. Kebanyakan perjanjian-perjanjian matawang asing adalah dalam matawang Dolar Amerika dan Yen Jepun. Walaupun TNB mungkin terdedah kepada kerugian dalam pergerakan kadar matawang, namun TNB menjangka tiada kerugian besar akan timbul memandangkan sifat perjanjian lindung nilai tersebut.

TNB telah memasuki perjanjian-perjanjian tukar ganti kadar faedah dan perjanjian-perjanjian tukar ganti kadar faedah dan matawang yang mana ada diantaranya mempunyai opsyen kadar faedah atau matawang, bakal matang dari tahun 2001 sehingga 2007. TNB telah mengambil langkah ini untuk mengurangkan pendedahan risiko kerugian akibat pergerakan kadar matawang dan faedah terhadap instrumen-instrumen pinjaman asas.

Butir-butir terperinci serta impak kewangan ke atas lindungnilai derivatif yang telah dimasuki oleh TNB diterangkan di dalam nota-nota 23, penyata kewangan TNB bagi tahun kewangan berakhir 31 Ogos 2000 (muka surat 38-40 Laporan Tahunan 2000 yang terkini). Tiada sebarang perubahan material ke atas terma dan syarat derivatif-derivatif tersebut di antara tarikh penyata kewangan (7 November 2000) dan tarikh pengumuman ini dibuat.

Setakat 23hb Oktober 2001, baki jumlah notional instrumen-instrumen derivatif kewangan yang dimasukkan oleh TNB adalah RM5,593.3 juta. Sungguhpun jumlah ini adalah jumlah pokok notional terkumpul baki semua instrumen kewangan, ianya bukan ukuran pendedahan risiko yang dihadapi oleh TNB.

(b) Kontrak-kontrak Hadapan Mata Wang Asing

Setakat 23hb Oktober 2001, TNB telah memasuki beberapa kontrak masa hadapan untuk membeli mata wang asing sejumlah RM190.1 juta yang bertujuan untuk memenuhi obligasi kewangan bagi tujuan pembelian barangan dan perkhidmatan, pembayaran faedah dan pembayaran semula pinjaman. Semua kontrak ini dinyatakan dalam Dolar US dan Yen Jepun, di mana kadar tukaran ialah diantara RM3.7654 hingga RM3.7730 untuk setiap satu Dolar AS dan RM3.1444 hingga RM3.1961 untuk 100 Yen Jepun masing-masing. Tempoh bagi kontrak-kontak ini ialah dari 14 hingga 293 hari.

5) DAKWAAN MATERIAL

Setakat 23hb Oktober 2001, Kumpulan tidak menghadapi dakwaan material melainkan yang dinyatakan dalam Nota 13.

16) LAPORAN SEGMEN

Memandangkan perniagaan utama Kumpulan ialah penjanaan dan pembekalan elektrik, laporan segmen adalah dianggap tidak perlu.

17) PERISTIWA BERIKUTAN YANG MATERIAL

Pada 19hb September 2001, TNB menerbitkan bahagian kedua dan bahagian terakhir RM1.5 bilion Sekuriti Pendapatan Tenaga, selama 10 tahun, bernilai RM0.5 bilion. Kandungan Sekuriti Pendapatan adalah seperti berikut:

a) Bon boleh tebus 10 tahun berfaedah dengan nilai nominal RM499.5 juta yang diterbitkan 100% nilai nominal; dan
b) 500 Saham Keutamaan Boleh Tebus ("SKBT") pada nilai nominal RM1 setiap satu diterbitkan pada kadar premium RM999 sesaham.

18) KAJIAN SEMULA PRESTASI

Jualan elektrik bagi sukutahun semasa meningkat sebanyak 5.8% berbanding sukutahun sebelumnya. Walau bagaimanapun, keuntungan operasi menurun sebanyak 18.5%. Berikut adalah perbandingan di antara jualan elektrik dan keuntungan operasi:-

	SUKUTAHUN INDIVIDU		DALAM TAHUN
	Ke-4 2001	Ke-3 2001	2001
Penjualan elektrik	3,649.9	3,448.3	13,951.8
Keuntungan operasi sebelum pendapatan pelaburan, lain-lain pendapatan, caj-caj faedah, susutnilai dan pelunasan, perkara luar biasa, keuntungan/(kerugian) pertukaran wang asing, cukai dan kepentingan minoriti	975.8	1,196.9	4,387.6

19) PERTUKARAN MATAWANG ASING

Keuntungan/(kerugian) matawang asing adalah seperti berikut:-

	SUKUTAHUN INDIVIDU		DALAM TAHUN
	Ke-4 2001	Ke-3 2001	2001
(Kerugian)/keuntungan pertukaran - Pinjaman	(11.3)	165.4	742.2
Keuntungan/(kerugian) pertukaran - Lain-lain	23.0	10.3	(19.6)
Keuntungan Transaksi	39.2	13.3	62.9
	50.9	189.0	785.5

Kerugian pertukaran pada sukutahun kewangan semasa adalah disebabkan oleh peningkatan nilai Paun Sterling dan Franc Perancis berbanding Ringgit di mana nilainya melebihi nilai yang diperolehi daripada penurunan nilai Yen Jepun berbanding Ringgit. Nilai matawang asing dinyatakan dalam Paun Sterling dan Franc Perancis merupakan pinjaman yang dibuat oleh subsidiari.

20) PROSPEK TAHUN KEWANGAN BERIKUT

Oleh kerana ketidakpastian terhadap keadaan ekonomi dunia dan ekonomi Malaysia khususnya dalam jangka masa terdekat serta turun naik kadar tukaran matawang asing, Ahli-ahli Lembaga Pengarah adalah berhati-hati ke atas prestasi ekonomi Kumpulan bagi tahun kewangan 2002. Oleh yang demikian, selain daripada sebarang keadaan di luar jangkaan serta perubahan akibat turun naik matawang asing berbanding Ringgit, Ahli-ahli Lembaga Pengarah TNB tidak menjangkakan pertukaran ketara ke atas prestasi operasi Kumpulan bagi tahun kewangan 2002.

21) PERBEZAAN TERHADAP JANGKAAN KEUNTUNGAN/JAMINAN KEUNTUNGAN

Nota ini adalah tidak berkaitan.

22) DIVIDEN

Lembaga Pengarah telah mengesyorkan dividen muktamad dikecualikan cukai sebanyak 4.3 sen sesaham (2000: 7 sen tolak cukai pendapatan 28%) bagi tahun kewangan berakhir 31hb Ogos 2001 berjumlah RM133.6 juta (2000: RM156.5 juta). Bersama dengan dividen interim sebanyak 4 sen kasar sesaham (2000: 3 sen), jumlah bersamaan dividen kasar untuk tahun adalah 10 sen sesaham (2000: 10 sen). Tertakluk pada kelulusan di Mesyuarat Agung Tahunan, dividen muktamad dikecualikan cukai akan dibayar pada 16hb Januari 2002 kepada pemegang saham yang telah berdaftar dalam Pendaftaran Ahli-Ahli pada penutupan bisnes pada 26hb Disember 2001.

Pendaftaran Ahli-ahli akan ditutup dari 27hb Disember 2001 hingga 1hb Januari 2002 (termasuk kedua-dua tarikh) bagi tujuan menentukan kelayakan dividen untuk pemegang saham.

Pedeposit dengan Pusat Pendeposit Malaysia hanya akan layak menerima dividen berdasarkan hak kelayakan dividen seperti berikut:-

a) Pedeposit saham yang telah dipindahkan kedalam akaun sekuriti Pedeposit sebelum 12.30 tengahari pada 21hb Disember 2001 berkaitan dengan saham yang mana terkecuali dari pendeposit mandatori;
b) Saham-saham yang telah dipindahkan ke dalam akaun sekuriti Pedeposit sebelum 12.30 tengahari, 26hb Disember 2001 berkaitan pemindahan biasa; dan
c) Saham-saham yang dibeli di Bursa Saham Kuala Lumpur atas dasar 'dengan kelayakan' menurut undang-undang Bursa Saham Kuala Lumpur.

Dengan perintah Lembaga Pengarah

DATIN AZIZAH BINTI OSMAN (LS0014)
Setiausaha Syarikat

Kuala Lumpur
29 Oktober 2001

Reference No TN-010112-59859

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	12/01/2001

Date of change	:	**01/01/2001**
Type of change	:	**Resignation**
	:	**Boardroom**
Designation	:	**Independent Non-Executive Director**
Name	:	**DATO' MEGAT ABDUL RAHMAN BIN MEGAT AHMAD**
Age	:	**61**
Nationality	:	**MALAYSIAN**
Working experience and occupation during past 5 years	:	
Other directorships(Listed Companies)	:	

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

Reference No **TN-010117-52557**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**17/01/2001**

Type	:	**Announcement**
Subject	:	**Tenaga Nasional Berhad Purchase of Additional Energy from YTL Power Generation Sdn Bhd**

Contents :

1. INTRODUCTION

Tenaga Nasional Berhad ("Tenaga") is pleased to announce that it has today signed a Supplemental Power Purchase Agreement ("Supplemental PPA") with YTL Power Generation Sdn Bhd ("YTL Power"), a wholly-owned subsidiary of YTL Power International Berhad for the purchase of 1,400 GWh of electricity per annum for the next three years ("Additional Electricity Sale").

Dato' Dr Jamaludin Bin Dato' Mohd Jarjis, Chairman, signed on behalf of Tenaga and Tan Sri Dato' Francis Yeoh Sock Ping, Managing Director, signed on behalf of YTL Power.

2. DETAILS OF THE ADDITIONAL ELECTRICITY SALE

Additional Quantity

The additional quantity will be supplied to Tenaga from the existing YTL Power plants at Paka and Pasir Gudang and is in addition to the electricity currently being purchased by Tenaga under the terms of the Power Purchase Agreement ("PPA") signed by the two parties on 31st March 1993.

The total annual quantity of electricity that Tenaga will purchase under the Supplemental PPA is 1,400 GWh. The agreement is effective for a period of three years commencing on 1st January 2001 and expiring 31st December 2003. Under the terms of the agreement, Tenaga has the flexibility to despatch electricity based on consumer demand.

Price of Additional Electricity

The additional electricity is being bought by Tenaga at a price of 10.9 sen/kWh.

Effective Date

The Supplemental PPA will, upon signing, be effective as from 1st January 2001.

3. CONDITIONS PRECEDENT

The Additional Electricity Sale is not subject to any conditions precedent.

4. APPROVALS REQUIRED

The Additional Ekectricity Sale is not subjected to any approvals from authorities.

By order of the Board

DATIN AZIZAH BINTI OSMAN
Company Secretary

c.c. Securities Commission
Securities Issues Department
Fax. No: 03-6515213

Reference No **TN-010131-43802**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **31/01/2001**

Type : **Announcement**
Subject : **PROPOSED DIVESTMENT OF THE STESEN JANAELEKTRIK SULTAN SALAHUDDIN ABDUL AZIZ SHAH LOCATED AT KAPAR, SELANGOR DARUL EHSAN (" KAPAR POWER STATION") BY TENAGA NASIONAL BERHAD ("TNB" OR "THE COMPANY")TO KAPAR ENERGY VENTURES SDN. BHD. ("KEV")**

Contents :

On 31 July 2000, TNB had announced, inter alia, that TNB and KEV had entered into a conditional asset sale agreement dated 31 July 2000 for the proposed acquisition by KEV from TNB of the Kapar Power Station for a total purchase consideration of RM 6,270 million ("Asset Sale Agreement"). Pursuant to the terms of the Asset Sale Agreement, if any of the conditions precedent to the Asset Sale Agreement ("Conditions Precedent") is not fulfilled or waived within 6 months from the date of the Asset Sale Agreement ("Conditions Period"), the time within which all such Conditions Precedent must be fulfilled or waived may be extended by a further period of six (6) months or such other period as TNB and KEV may mutually agree in writing.

TNB is pleased to announce that TNB and KEV have mutually agreed in writing to the extension of the Conditions Period by a further period of six (6) months beginning from 1 February 2001 for the purpose of satisfying or waiving the Conditions Precedent. All other terms and conditions of the Asset Sale Agreement remain unchanged.

Reference No TN-010131-59045

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	31/01/2001
Financial Year End	:	31/08/2001
Quarter	:	1

Quarterly report on consolidated results for the financial period ended 30/11/2000
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	30/11/2000	30/11/1999	30/11/2000	30/11/1999
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	3,613,700	3,364,000	3,613,700	3,364,000
(b)Investment income	2,100	0	2,100	0
(c)Other income	121,200	60,100	121,200	60,100
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	1,443,000	490,300	1,443,000	490,300
(b)Finance cost	256,900	238,600	256,900	238,600
(c)Depreciation and amortisation	465,100	408,100	465,100	408,100
(d)Exceptional items	0	0	0	0
(e)Profit/(loss) before income tax, minority interests and extraordinary items	721,000	-156,400	721,000	-156,400
(f)Share of profits and losses of associated companies	49,400	27,400	49,400	27,400
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	770,400	-129,000	770,400	-129,000
(h)Income tax	-67,400	-60,700	-67,400	-60,700
(i)Profit/(loss) after (i)income tax before deducting minority interests	703,000	-189,700	703,000	-189,700

	(ii)Minority interests	-8,000	-9,000	-8,000	-9,000
	(j)Pre-acquisition profit/(loss), if applicable				
	(k)Net Profit/(loss) from ordinary activities attributable to members of the company	709,000	-180,700	709,000	-180,700
	(l)Extraordinary (i)items	0	0	0	0
	(ii)Minority interests	0	0	0	0
	(iii)Extraordinary items attributable to members of the company	0	0	0	0
	(m)Net profit/ (loss) attributable to members of the company	709,000	-180,700	709,000	-180,700
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
	(a)Basic (based on ordinary shares - sen)	22.80	-5.80	22.80	-5.80
	(b)Fully diluted (based on ordinary shares - sen)	22.80	-5.80	22.80	-5.80
4	(a)Dividend per share (sen)	0.00	0.00	0.00	0.00
	(b)Dividend Description	No dividend has been recommended for this financial quarter.			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5	Net tangible assets per share (RM)	4.9000	4.6700

Remark :

Attachment of the full Financial Result Announcement :

1stQ1'01Announce.doc

Converted attachment :

Reference No TN-010202-61207

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	02/02/2001

Date of change	:	**01/02/2001**
Type of change	:	**Resignation**
	:	**Boardroom**
Designation	:	**AD**
Name	:	**Syed Hamzah bin Syed Othman**
Age	:	**53**
Nationality	:	**Malaysian**
Working experience and occupation during past 5 years	:	
Other directorships(Listed Companies)	:	

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

Reference No **TN-010202-61070**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**02/02/2001**

Date of change	:	**01/02/2001**
Type of change	:	**Appointment**
	:	**Boardroom**
Designation	:	***Director***
Name	:	**Dato' Dr. Halim bin Shafie**
Age	:	**52**
Nationality	:	**Malaysian**
Working experience and occupation during past 5 years	:	
Other directorships(Listed Companies)	:	

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

Reference No TN-010202-60574

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	02/02/2001

Date of change	:	**01/02/2001**
Type of change	:	**Resignation**
	:	**Boardroom**
Designation	:	**Director**
Name	:	**Tan Sri Datuk Nuraizah binti Abdul Hamid**
Age	:	**57**
Nationality	:	**Malaysian**
Working experience and occupation during past 5 years	:	
Other directorships(Listed Companies)	:	

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

Reference No TN-010207-56440

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**07/02/2001**

Date of change	:	**07/02/2001**
Type of change	:	**Appointment**
	:	**Boardroom**
Designation	:	**AD**
Name	:	**Syed Hamzah bin Syed Othman**
Age	:	**53**
Nationality	:	**Malaysian**
Working experience and occupation during past 5 years	:	
Other directorships(Listed Companies)	:	

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

LISTING'S CIRCULAR NO. L/Q : 8597 OF 2001

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**09/02/2001**

Date : 02/09/2001
Subject : TENAGA-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovenamed Company's additional 302,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 13 February 2001.

Reference No **TN-010212-61361**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**12/02/2001**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-010209-40613**
Subject	:	**Article Entitled : "Tenaga planning 10-year yankee bond issue"**

Contents :

Tenaga is always considering different options for raising capital by way of debt, equity or other forms of financing. It is our practice to announce any major developments at the appropriate time.

Query Letter content :
We refer to the above news article appearing in New Straits Times, Business section, page 23, on Friday, 9 February 2001, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences which are reproduced as follows:-
"TENAGA Nasional Bhd is planning to issue 10-year yankee bonds worth between RM1.14 billion and RM1.9 billion in the first quarter of the year ..."
"... it will also raise funds in the domestic market through Islamic bonds ...
"
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, substantial shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/ASL/ZOOS
c.c. Securities Commission (via fax)

Reference No **MM-010305-65301**

Submitting Merchant Bank	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**05/03/2001**

Type	:	**Announcement**
Subject	:	**Tender Offer to purchase outstanding 7.200% Notes due April 2007 and 7.875% Notes due June 2004.**

Contents :

KUALA LUMPUR, Malaysia, March 5, 2001. Tenaga Nasional Berhad ("TNB") announced today that it has commenced a tender offer to purchase all US$300 million aggregate principal amount of its outstanding 7.200% Notes due April 29, 2007 and all US$600 million aggregate principal amount of its outstanding 7.875% Notes due June 15, 2004 (collectively, the "Offer").

The Offer is part of TNB's long term plan to manage its liabilities, particularly in light of an early repayment option exercisable in 2002 by the holders of the 7.200% Notes due April 29, 2007.

The Offer is contingent upon, among other things, the sale by TNB of new debt securities to provide a source of funds for the Offer. The Offer will expire at 5:00 p.m., New York City time, on March 30, 2001, unless extended by TNB.

The Dealer-Managers for the Offer are Lehman Brothers Inc. and HSBC. Commerce International Merchant Bankers Berhad is also advising TNB in respect of matters relating to the Offer. The Information Agent for the Offer is D.F. King & Co., Inc. All questions relating to the Offer should be directed to the Liability Management Group at Lehman Brothers Inc. in New York at 1-212-528-7581 (call collect) or 1-800-438-3242 (toll free in the United States), Syndicate/Debt Capital Markets at HSBC Securities (USA) Inc. in New York at 1-212-525-3143 (call collect) or 1-866-594-3658 (toll free in the United States) or D.F. King & Co., Inc. in New York at 1-212-269-5550 (call collect) or 1-888-460-7637 (toll-free in the United States).

This press release is not an offer of securities for sale in any jurisdiction where such offer is unlawful. The securities referred to herein will not be and have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Reference No TN-010316-62673

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**16/03/2001**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-010315-56240**
Subject	:	**ARTICLE ENTITLED " TENAGA PLANS US$600m BOND AT 250-260bp"**

Contents :

As stated in the announcement dated 5 March 2001, Tenaga has commenced a tender offer to purchase all US$300 million aggregrate principal amount of its outstanding 7.200% Notes due April 29,2007 and all US$600 million aggregrate principal amount of its outstanding 7 7/8 %
Notes due June 15, 2004 (collectively, the "Offer"). The Offer is contigent upon, among other things, the sale by Tenaga of new debt securities to provide a source of funds for the Offer. As of the date hereof, the issue size and terms of any new debt securities have not been determined.

This press release is not an offer of securities for sale in any jurisdiction where such offer is unlawful. The securities reffered to herein will not be and have not been registered under the U.S Securities Act of 1933aand may not be offered or sold in the United State absent registration or applicable exemption from registration requirements.

Query Letter content :
We refer to the above news article appearing in The Sun, Sun Biz, page 1, on Thursday, 15 March 2001, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence which is reproduced as follows:-
"Utility giant Tenaga Nasional Berhad expects to issue between US$500 million and US$600 million of 10-year global bonds at a spread over US Treasuries of about 250 to 260 basis points ... "
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, substantial shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager, Listing Operations

LL/ASL/ZOOS
c.c. Securities Commission (via fax).

Reference No **MM-010323-36708**

Submitting Merchant Bank	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**23/03/2001**

Type	:	**Announcement**
Subject	:	**ISSUE OF NEW DEBT SECURITIES**

Contents :

KUALA LUMPUR, Malaysia, March 23, 2001 – Further to the announcement by Tenaga Nasional Berhad (the "Company") dated March 5, 2001, the Company announced today that it priced a new debt issue consisting of US$600 million of 7.625% Notes due 2011 and executed a purchase and sale agreement relating thereto on March 22, 2001. The Company expects that the closing for this offering of Notes will occur on or about April 2, 2001. The Company will use the net proceeds from this offering principally to purchase a portion of its outstanding 7.200% Notes due April 29, 2007 (which are subject to repayment at the option of the holders thereof on April 29, 2002) (the "2007 Notes") and a portion of its outstanding 7 7/8% Notes due June 15, 2004 (the "2004 Notes" and, together with the 2007 Notes, the "Notes") pursuant to a tender offer commenced on March 5, 2001, and will use any remainder of such net proceeds for general corporate purposes.

Concurrently with the pricing of the new debt issue, the prices for the debt tender offer were determined at 12:00 noon, New York City time. The Tender Offer Consideration (as defined in the Offer to Purchase dated March 5, 2001) for the 2007 Notes and 2004 Notes is US$993.15 and US$1,043.08, respectively, per US$1,000 aggregate principal amount. If holders tendered their Notes prior to 5:00 p.m., New York City time, on March 16, 2001, they will also be paid an additional US$30 per US$1,000 principal amount. Noteholders will also receive accrued interest to the payment date.

As of March 22, 2001, approximately US$176 million of the 2007 Notes and approximately US$303 million of the 2004 Notes had been tendered. The Expiration Date for the tender offer is March 30, 2001. The Payment Date is expected to occur on April 2, 2001.

This press announcement is not an offer of securities for sale in Malaysia, the United States or any other jurisdiction. The securities referred to herein will not be and have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. No offering of securities will be made in the United States except by means of a prospectus that will contain detailed information about the issuer and its management, as well as its financial statements.

Reference No **MM-010331-41397**

Submitting Merchant Bank	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**31/03/2001**

Type	:	**Announcement**
Subject	:	**Tender Offer to purchase outstanding 7.200% Notes due April 2007 and 7 7/8% Notes due June 2004.**

Contents :

KUALA LUMPUR, Malaysia, March 31, 2001 - Tenaga Nasional Berhad (the "Company") announced that its offer to purchase its outstanding 7.200% Notes due April 29, 2007 (the "2007 Notes") and its offer to purchase its outstanding 7 7/8 Notes due June 15, 2004 (the "2004 Notes" and, together with the 2007 Notes, the "Notes") expired at 5:00 p.m., New York City time, on March 30, 2001 (the "Expiration Date"). As of the Expiration Date, the aggregate principal amount of Notes tendered was US$176,200,000 for the 2007 Notes and US$302,592,000 for the 2004 Notes.

All of the Notes tendered were tendered on or before the Early Repurchase Date (as defined in the Offer to Purchase dated March 5, 2001).

Subject to the conditions of the Offer to Purchase dated March 5, 2001, the Company expects to pay for all of the Notes validly tendered on April 2, 2001.

Reference No **TN-010418-61339**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**18/04/2001**

Date of change	:	**18/04/2001**
Type of change	:	**Appointment**
	:	**Boardroom**
Designation	:	**Non-Executive Director**
Name	:	**DATO' HAMZAH BIN BAKAR**
Age	:	**57**
Nationality	:	**MALAYSIAN**
Working experience and occupation during past 5 years	:	
Other directorships(Listed Companies)	:	

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 27/04/2001
Financial Year End : 31/08/2001
Quarter : 2

Quarterly report on consolidated results for the financial period ended 28/02/2001
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	28/02/2001	29/02/2000	28/02/2001	29/02/2000
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	3,442,000	3,267,900	7,055,700	6,631,900
(b)Investment income	7,400	7,200	9,500	4,800
(c)Other income	52,100	159,600	173,300	219,700
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	1,500,300	1,841,300	2,743,300	2,331,600
(b)Finance cost	268,500	262,400	525,400	501,000
(c)Depreciation and amortisation	470,600	401,300	935,700	809,400
(d)Exceptional items	0	0	0	0
(e)Profit/(loss) before income tax, minority interests and extraordinary items	761,200	1,177,600	1,482,200	1,021,200
(f)Share of profits and losses of associated companies	11,800	13,100	61,200	40,500
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	773,000	1,190,700	1,543,400	1,061,700
(h)Income tax	-23,700	-53,100	-91,100	-113,800
(i)Profit/(loss) after (i)income tax before deducting minority interests	749,300	1,137,600	1,452,300	947,900

	(ii)Minority interests	-8,100	-13,300	-14,100	-22,300
	(j)Pre-acquisition profit/(loss), if applicable				
	(k)Net Profit/(loss) from ordinary activities attributable to members of the company	757,400	1,150,900	1,466,400	970,200
	(l)Extraordinary (i)items	0	0	0	0
	(ii)Minority interests	0	0	0	0
	(iii)Extraordinary items attributable to members of the company	0	0	0	0
	(m)Net profit/ (loss) attributable to members of the company	757,400	1,150,900	1,466,400	970,200
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
	(a)Basic (based on ordinary shares - sen)	24.40	37.10	47.20	31.30
	(b)Fully diluted (based on ordinary shares - sen)	24.40	37.10	47.20	31.30
4	(a)Dividend per share (sen)	4.00	3.00	4.00	3.00
	(b)Dividend Description	4 Sen Gross Per Share Less 28% Tax			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5	Net tangible assets per share (RM)	5.1100	4.3200

Remark :

Attachment of the full Financial Result Announcement :

2ndQ1-01Announce3.doc

Converted attachment :

Reference No **TN-010427-43849**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **27/04/2001**

EX-date :**08/06/2001**
Entitlement date :**12/06/2001**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Interim Dividend**
Entitlement description:
INTERIM TAX EXEMPT DIVIDEND OF 4 SEN GROSS PER SHARE LESS INCOME TAX 28 PERCENT IN RESPECT OF THE FINANCIAL YEAR ENDING 31 AUGUST 2001
Period of interest payment : to
For year ending/Period ending/ended :**31/08/2001**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements :**13/06/2001** to **17/06/2001**
Registrar's name ,address, telephone no:
Bina Management (M) Sdn. Bhd.
Lot 10, the Highway Centre, Jalan 51/205,
46050 Petaling Jaya
03-77823188
Payment date :**05/07/2001**
a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers :**12/06/2001**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**08/06/2001**
c) Securities bought on KLSE on a cum entitlement basis according to the Rules of the KLSE.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.04**
Remarks
4 Sen Gross Per Share Less Income Tax 28%

Reference No **TN-010427-59787**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**27/04/2001**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-010426-55986**
Subject	:	**ARTICLE ENTITLED: "TENAGA AIMS TO LOWER FOREIGN LOAN EXPOSURE" - THE STAR, BUSINESS SECTION, PG 1, THURSDAY, 26 APRIL 2001**

Contents :

TNB's Management is currently studying all options available to improve the financial standing of the Company, including the option to divest its equity stakes in IPP Companies. Detailed announcement will be made to the KLSE pending official decision on the appointment of relevant adviser.

Query Letter content :

We refer to the above news article appearing in The Star, Business section, page 1, on Thursday, 26 April 2001, a copy of which is enclosed for your reference.

In particular, we would like to draw your attention to the underlined sentence which is reproduced as follows:-

"He maintained that Tenaga intended to proceed with a planned divestment of its equity stakes in the five independent power companies in which it had interests ranging from 4% to 20% ..."

In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, substantial shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.

Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/ASL/ZOOS
c.c. Securities Commission (via fax)

Reference No TN-010427-60405

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**27/04/2001**

Date of change	:	**26/04/2001**
Type of change	:	**Resignation**
	:	***Boardroom***
Designation	:	**Independent Non-Executive Director**
Name	:	**Mokatar Rudin bin Wan Yusof**
Age	:	**51**
Nationality	:	**Malaysian**
Working experience and occupation during past 5 years	:	
Other directorships(Listed Companies)	:	

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

LISTING'S CIRCULAR NO. L/Q : 9148 OF 2001

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**30/04/2001**

Date : 30-04-2001
Subject : TENAGA - NOTICE OF BOOK CLOSURE

Contents :

An interim dividend of 4 sen gross per share less 28% income tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [8 June 2001]

2) The last date of lodgement : [12 June 2001]

3) Date Payable : [5 July 2001]

Reference No **TN-010502-66522**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**02/05/2001**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**YM-010430-43103**
Subject	:	**ARTICLE ENTITLED:" TNB COULD GET RM1.5B FROM SALE"**

Contents :

TNB IS LOOKING INTO THE POSSIBILITIES OF UNLOCKING THE VALUES OF ITS MINORITY INTERESTS IN THE VARIOUS IPPs. THE QUANTUM QUOTED IS A SPECULATION OF THE ANALYST.

Query Letter content :
We refer to the above news article appearing in The Sun, Sun Biz Section, page 3, on Monday, 30 April 2001, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence which is reproduced as follows:-
"Tenaga Nasional Bhd could get a cash boost of RM1.5 billion from the disposal of its minority interests in five independent powers producers (IPPs)."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, substantial shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

LISA LAM
Senior Manager, Listing Operations
KLL/NL/YMR
c.c. Securities Commission (via fax)

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **02/05/2001**

Date : 05/02/2001
Subject : TENAGA-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovenamed Company's additional 86,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 8 May 2001.

Reference No TN-010504-60971

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 04/05/2001

Type : **Announcement**
Subject : **CLARIFICATION ON ARTICLE ISSUED BY BLOOMBERG PROFESSIONAL**

Contents :

We hereby refer to the article issued by The Bloomberg Professional which reads as follows:

"TENAGA TO OWN MAJORITY STAKE IN BAKUN DAM, MAHATHIR SAYS

Kuala Lumpur, May 4 (Bloomberg) - Tenaga Nasional Berhad, which produces about 60 percent of Malaysia's electricity, will hold the majority stake in the 9 billion ringgit ($2.4 billion) Bakun Hydroelectric Dam, Malaysia's Prime Minister said "Tenaga will own most of Bakun," Mahathir Mohamad said without elaborating. The Government owns about two-thirds of Tenaga.

Finance Minister Daim Zainuddin said in March Malaysia will revive the 2,400 Megawatt-capacity project in the eastern state of Sarawak, after a recession stalled the project for more than two years, to meet a predicted increase in electricity demand.

A majority stake in the dam comes at a time when the Government has forbidden Tenaga from raising its prices. The Government will review Tenaga's rates at the end of the year, Mahathir told reporters after meeting with Tenaga's employees.

A price review was originally scheduled for the end of last year. Tenaga hasn't said how much of an increase it wants.

Malaysia wants to prevent electricity prices from rising to keep industry costs down as the country's economic growth is expected to slow to between 5 percent and 6 percent this year from 8.5 percent in 2000.

Tenaga last raised its rates in May 1997. At the same time, the Government also fixed the price of gas Tenaga purchases from state-owned Petroliam Nasional Bhd. to help control Tenaga's costs.

"Since the gas price is not going up, there is no reason electricty rates should go up, " Mahathir said.

In the quarter ended February 28, Tenaga's profit fell 34 percent to 757.4 million ringgit compared with a year ago."

With reference to the above article, Tenaga Nasional Berhad(TNB) wish to clarify that the Government's decision to revive the Bakun Hydroelectric Project will enable TNB to supply Sabah Electricty Sdn. Bhd. (SESB) with the power it requires. TNB has offered its assistance in projcet management and engineering services, development and management of the Trans-Borneo transmission lines. In addition, TNB will also assist in the operation and maintenance of the hydroelectric station to ensure proper implementation of the facilities involved. Today the Government confirmed that they will consider Tenaga's offer including the offer to take up a small equity stake in the project.

Amended Announcement

(Please refer to the ealier announcement reference number:TN-010427-43522)

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	11/05/2001
Financial Year End	:	31/08/2001
Quarter	:	2

Quarterly report on consolidated results for the financial period ended 28/02/2001
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	28/02/2001	29/02/2000	28/02/2001	29/02/2000
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	3,442,000	3,267,900	7,055,700	6,631,900
(b)Investment income	7,400	7,200	9,500	4,800
(c)Other income	52,100	159,600	173,300	219,700
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	1,500,300	1,841,300	2,943,300	2,331,600
(b)Finance cost	268,500	262,400	525,400	501,000
(c)Depreciation and amortisation	470,600	401,300	935,700	809,400
(d)Exceptional items	0	0	0	0
(e)Profit/(loss) before income tax, minority interests and extraordinary items	761,200	1,177,600	1,482,200	1,021,200
(f)Share of profits and losses of associated companies	11,800	13,100	61,200	40,500
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	773,000	1,190,700	1,543,400	1,061,700
(h)Income tax	-23,700	-53,100	-91,100	-113,800
(i)Profit/(loss) after (i)income tax before	749,300	1,137,600	1,452,300	947,900

deducting minority interests				
(ii)Minority interests	-8,100	-13,300	-14,100	-22,300
(j)Pre-acquisition profit/(loss), if applicable				
(k)Net Profit/(loss) from ordinary activities attributable to members of the company	757,400	1,150,900	1,466,400	970,200
(l)Extraordinary	0	0	0	0
(i)items				
(ii)Minority interests	0	0	0	0
(iii)Extraordinary items attributable to members of the company	0	0	0	0
(m)Net profit/ (loss) attributable to members of the company	757,400	1,150,900	1,466,400	970,200
3 Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)Basic (based on ordinary shares - sen)	24.40	37.10	47.20	31.30
(b)Fully diluted (based on ordinary shares - sen)	24.40	37.10	47.20	31.30
4 (a)Dividend per share (sen)	4.00	3.00	4.00	3.00
(b)Dividend Description	4 Sen Gross Per Share Less 28% Tax			

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5 Net tangible assets per share (RM)	5.1100	4.3200

Remark :
In line 2(a) column Current Year To Date 02/28/2001 figure is amended from RM2,743,300,000 to RM2,943,300,000.

Attachment of the full Financial Result Announcement :

2ndQ1i01Announce3.doc

Converted attachment :

Reference No **TN-010514-62229**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**14/05/2001**

Date of change	:	**14/05/2001**
Type of change	:	**Resignation**
Designation	:	**Joint Secretary**
License no.	:	**LS 05049**
Name	:	**Fadilah binti Edross**
Working experience and occupation during past 5 years	:	
Remarks	:	

Reference No **TN-010514-61552**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	14/05/2001

Date of change	:	**14/05/2001**
Type of change	:	**Appointment**
	:	**Boardroom**
Designation	:	**Independent Non-Executive Director**
Name	:	**Dato' Iskandar Dzakurnain bin Badarudin**
Age	:	**53**
Nationality	:	**Malaysian**
Working experience and occupation during past 5 years	:	**1992-1997 - Secretary of the Tax Division, Ministry of Finance. 1997-1999 - General Manager of the Penang Development Corporation. Feb 1999 - Secretary General of Ministry of Culture, Arts and Tourism. June 2000 until present - Director General of the Economic Planning Unit, Prime Minister's Department.**
Other directorships(Listed Companies)	:	**PETRONAS, Khazanah Nasional Berhad, HICOM Holding Berhad, HICOM Berhad**

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

Reference No **TN-010619-64763**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **19/06/2001**

Type : **Reply to query**
Reply to Query Letter by KLSE reference ID : **ZO-010618-53091**
Subject : **ARTICLE ENTITLED: "Three IPPs to be offered about 12sen a unit for their power - Negotiations are progressing well and two of the three IPPs are close to agreeing to the terms, says a Tenaga officer"**

Contents :

With reference to the above, stated below is the response to the Business Times article, pages 1 and 2, on Monday 18th June 2001 for KLSE.

2. Tenaga is in the process of finalising details of the PPAs with Malakoff, Powertek and Sepang Power. In view of the slower demand for electricity as a result of the economic slowdown, Tenaga is now negotiating with the IPPs to fine tune the implementation of the power projects.

3. Tenaga does not plan to adopt the take and pay concept for the PPAs that it would soon sign with the respective IPPs.

Query Letter content :
We refer to the above news article appearing in the Business Times, pages 1 and 2, on Monday, 18 June 2001, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences which are reproduced as follows:-
"POWERTEK Bhd, Malakoff Bhd and Sepang Power Sdn Bhd are expected to be offered about 12 sen a unit for their electricity under new power purchasing agreements ..."
"The three independent power producers (IPPs) will sign 21-year PPAs, which sees Tenaga paying only for power it uses, and not all of the IPPs' contracted output even when it does not require the electricity."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, substantial shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/CS/ZOOS
c.c. Securities Commission (via fax)

Reference No **TN-010628-62254**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **28/06/2001**

Type : **Reply to query**
Reply to Query Letter by KLSE reference ID : **ZO-010627-38497**
Subject : **ARTICLE ENTITLED:"GB3 TO SIGN POWER PURCHASE PACT WITH TENAGA"**

Contents :

We would like to inform that TNB is currently negotiating with GB3 Sdn.Bhd. the subsidiary of Malakoff to finalise the Power Purchase Agreement (PPA).

We would like to inform that the statement given was not an official statement from TNB. An official statement will be issued to KLSE once the agreement has been executed.

Query Letter content :
We refer to the above news article appearing in The Star, Business Section, page 1, on Wednesday, 27 June 2001, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence which is reproduced as follows:-
"A Tenaga official told Star Business yesterday the PPA would see Malakoff selling power from the new Lumut plant to Tenaga at 'slightly above 12 sen' per kilowatt-hour."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, substantial shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/CS/ZOOS
c.c. Securities Commission (via fax)

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 28/06/2001

Type : **Announcement**
Subject : **TNB SIGNS POWER PURCHASE AGREEMENT WITH GB3**

Contents :

Tenaga Nasional Berhad (TNB) and GB3 Sdn. Bhd (GB3), a subsidiary of Malakoff Sdn. Bhd, are pleased to inform that both parties have reached an agreement which led to the signing of the Power Purchase Agreement (PPA) between the two parties on28th June 2001.

The Government of Malaysia has approved GB3 to develop a 640 MW Combined Cycle Power Plant in Mukim Pengkalan Baru, in the district of Manjung, Perak Darul Ridzuan. The first unit is expected to be on-stream in December 2001 and the total as a combine cycle plant will be fully operational in February 2003. All these will support the Government initiatives in addressing the forecasted energy demand for the country at the same time realising the Government's effort in nuturing Malaysian local IPPs, as well as local construction, manufacturing and entrepreneurs.

The salient point of the PPA are favourable to both parties, resulting in realistic and better off-take energy price that will benefit the end-users and customers of Malaysia.

Reference No **TN-010703-53708**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **03/07/2001**

Type : **Reply to query**
Reply to Query Letter by KLSE reference ID : **ZO-010629-53521**
Subject : **ARTICLE ENTITLED: "TNB to have 20% in Malakoff's GB3; pay less for power"**

Contents :

We would like to confirm that the Government has offered TNB a 20% stake in Malakoff Bhd subsidiary GB3 Sdn. Bhd.. The matter is under study and Tenaga hope to finalise the deal before the end of the year.

Query Letter content :
We refer to the above news article appearing on the web page of The Edge, on Thursday, 28 June 2001, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence which is reproduced as follows:-
"Tenaga Nasional Bhd will buy a 20 per cent stake in Malakoff Bhd's power producing unit GB3 Sdn Bhd ..."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/CS/ZOOS
c.c. Securities Commission (via fax)

Reference No TN-010706-63014

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 06/07/2001

Type : **Announcement**
Subject : **(1) Proposed Issue of RM1,500 Million Tenaga Income Securities**
(2) Proposed Amendments to Memorandum and Articles of Association

Contents :

The Directors of Tenaga Nasional Berhad are pleased to announce that the Company has obtained approval from the Securities Commission for the proposed issue of RM1,500 million Tenaga Income Securities. The Tenaga Income Securities, which will be issued for a total cash consideration of RM1,500 million, shall comprise:-

(i) RM1,498.5 million nominal value of 10-year interest bearing bonds issued at 100% of nominal value and in multiples of RM999,000; and

(ii) 1,500 redeemable preference shares ("RPS") each issued at a premium of RM999.00 per RPS making a total issue price of RM1,000.00 per RPS.

This proposed fund raising will enable the Company to raise 10-year financing to meet the Company's capital expenditure financing requirements at a lower cost than that which would otherwise be possible through a conventional bond issue. As the proposed issue of the Tenaga Income Securities involve the issue of RPS, approval from the shareholders for amendments to the Company's Memorandum & Articles of Association to facilitate the creation and issue of the RPS will be sought at an Extraordinary General Meeting to be convened.

The proceeds from the proposed issue of the Tenaga Income Securities will be used to part finance the Company's financing needs with respect to its generation, transmission and distribution businesses in line with its expansion and upgrading plans.

Reference No **TN-010706-67707**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**06/07/2001**

Type	:	**Announcement**
Subject	:	**NOTICE OF EXTRAORDINARY GENERAL MEETING**

Contents :

NOTICE IS HEREBY GIVEN THAT an **EXTRAORDINARY GENERAL MEETING** of Tenaga Nasional Berhad will be held at the Dewan Serbaguna, Kompleks Sukan TNB, Jalan Pantai Baru, 59200 Kuala Lumpur on Tuesday, 31 July 2001 at 2.30 p.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions:-

ORDINARY RESOLUTION 1
PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

THAT the Company's authorised share capital be increased from RM3,500,000,001.00 divided into 3,500,000,000 ordinary shares of RM1.00 each and 1 Special Rights Redeemable Preference Share of RM1.00 **TO** RM3,500,001,501.00 divided into 3,500,000,000 ordinary shares of RM1.00 each, 1 Special Rights Redeemable Preference Share of RM1.00, 1,000 Class A Redeemable Preference Shares of RM1.00 each and 500 Class B Redeemable Preference Shares of RM1.00 each by the creation of 1,000 Class A Redeemable Preference Shares of RM1.00 each and 500 Class B Redeemable Preference Shares of RM1.00 each, and, in consequence thereof, that Clause 6 of the Memorandum of Association be amended accordingly.

SPECIAL RESOLUTION 1
PROPOSED AMENDMENT TO ARTICLE 4 OF THE ARTICLES OF ASSOCIATION

THAT, subject to the passing of Ordinary Resolution 1, Article 4 of the Articles of Association of the Company be amended to read as follows:-

"The authorised capital of the Company is RM3,500,001,501.00 divided into 3,500,000,000 ordinary shares of RM1.00 each, 1 Special Share of RM1.00, 1,000 Class A Redeemable Preference Shares (as referred to in Article 7A) of RM1.00 each and 500 Class B Redeemable Preference Shares (as referred to in Article 7B) of RM1.00 each."

SPECIAL RESOLUTION 2
PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

THAT, subject to the passing of each of Ordinary Resolution 1 and Special Resolution 1, the Articles of Association of the Company be amended by inserting the following new Article as Article 7A immediately after Article 7:-

"7A. (1) The One Thousand (1,000) Class A Redeemable Preference Shares of one Ringgit (RM1.00) each shall confer on their holders the following rights:-

(a) As regards income

The right to a fixed non-cumulative gross dividend payable semi-annually in cash on the day of the maturity of each six month period from the date of issue of the Class A Redeemable Preference Shares, out of the profits of the Company available for distribution in respect of each financial year or other accounting period of the Company. The fixed non-cumulative gross dividend shall be calculated in the following manner:-

Gross dividend payable per share shall be equal to:-

Cash Dividend = RM1,000,000 [1] x [(0.5 x Market-Determined Interest Rate) - (0.5 x Market-Determined Interest Rate x prevailing corporate tax rate x 85%) - 0.0050%]

[1] RM1,000,000 is the face value of each Tenaga Income Security

Market-Determined Interest Rate shall be defined as the interest rate per annum based on prevailing market conditions and determined by the Company's Board of Directors at the time of issue of the Tenaga Bonds.

Tenaga Income Securities shall be defined as all or any of the 1,000 Tenaga Bonds that are stapled to the 1,000 Class A Redeemable Preference Shares of RM1.00 each which are issued at RM1,000 per share. Each Tenaga Income Security shall comprise of one (1) Tenaga Bond and one (1) Class A Redeemable Preference Share of RM1.00.

Tenaga Bonds shall be defined as all or any of the 1,000 10-year bonds with a face value of RM999,000 each.

Plus

Section 108 tax = [Cash Dividend / (1 - prevailing corporate tax rate)] - Credits Cash Dividend

Any declaration or payment of dividends shall only be made:-

(i) in cash;

(ii) with Section 108 tax credits attached; and

(iii) in accordance with Section 365 of the Companies Act, 1965.

The holders of the Class A Redeemable Preference Shares shall not be entitled to participate in the surplus profits or assets of the Company beyond such rights as are expressly set out herein.

(b) As regards capital

Each Class A Redeemable Preference Share shall not confer on the holder

thereof any right to participate on a return in excess of capital on liquidation, winding up or otherwise of the Company, other than on redemption, up to the issue price of RM1,000 for each Class A Redeemable Preference Share.

(c) As regards voting

The Class A Redeemable Preference Shares shall carry no right to receive notice of or to attend or vote at any general meeting of the Company, other than on a resolution to amend or vary the rights of holders of the Class A Redeemable Preference Shares.

(d) As regards redemption

The Class A Redeemable Preference Shares shall, subject to Section 61 of the Companies Act, 1965, be redeemed upon and subject to the following terms and conditions:-

(i) the Company shall have the right, at any time on or after the ninth (9th) anniversary of the date of issue of the Class A Redeemable Preference Shares, to redeem in whole and not part thereof at the issue price of Ringgit One Thousand (RM1,000.00) for each Class A Redeemable Preference Share;

(ii) Not less than one (1) month's notice of the intention of the Company to redeem shall be given to the holders of the Class A Redeemable Preference Shares to be redeemed. The notice shall be in writing and shall fix the time and place for such redemption. At the time and place so fixed, the registered holders of the Class A Redeemable Preference Shares to be redeemed shall be bound to deliver up to the Company the relevant share certificates for cancellation, and the Company shall pay to them the redemption money in respect of such Class A Redeemable Preference Shares;

(iii) If any of the holders of the Class A Redeemable Preference Shares shall fail or refuse to surrender the certificate or certificates for such Class A Redeemable Preference Shares or shall fail or refuse to accept the redemption money payable in respect of them, such money shall be retained and held by the Company in trust for such holder but without interest or further obligation whatsoever;

(iv) No Class A Redeemable Preference Share shall be redeemed otherwise than in accordance with the provisions of Section 61 of the Companies Act 1965 and of this Article; and

(v) No Class A Redeemable Preference Share redeemed by the Company shall be capable of reissue.

(e) As regards conversion

No Class A Redeemable Preference Share may be converted into fully paid ordinary shares of the Company at any time, whether before or after the expiry of the ninth (9th) anniversary of the date of issuance of the Class A Redeemable Preference Shares or such other extended redemption period but may only be redeemed in the manner as provided in paragraph (d) above.

(f) As regards variation of rights

The rights attached to the Class A Redeemable Preference Shares (unless otherwise provided by the terms of issue of the shares of that class) may whether or not the Company is being wound up, be varied with the consent in writing of all the holders of the Class A Redeemable Preference Shares, or with the sanction of a resolution passed at a separate meeting of all the holders of the

Class A Redeemable Preference Shares. To every such general meeting, the provisions of general meetings of the Company shall *mutatis mutandis* apply, but so that the necessary quorum shall be two (2) persons at least holding or representing by proxy one-third (1/3rd) of the Class A Redeemable Preference Shares and that any holder of the Class A Redeemable Preference Shares present in person or by proxy may demand a poll.

(g) As regards transferability

The Class A Redeemable Preference Shares shall, subject to the Company's consent, which consent shall not be unreasonably withheld, be transferable in whole or in part and they shall not be listed on the Kuala Lumpur Stock Exchange or any other stock exchange."

SPECIAL RESOLUTION 3
PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

THAT, subject to the passing of each of Ordinary Resolution 1 and Special Resolutions 1 and 2, the Articles of Association of the Company be amended by inserting the following new Article as Article 7B immediately after Article 7A:-

"7B. (1) The Five Hundred (500) Class B Redeemable Preference Shares of one Ringgit (RM1.00) each shall confer on their holders the following rights:-

(a) As regards income

The right to a fixed non-cumulative gross dividend payable semi-annually in cash on the day of the maturity of each six month period from the date of issue of the Class B Redeemable Preference Shares, out of the profits of the Company available for distribution in respect of each financial year or other accounting period of the Company. The fixed non-cumulative gross dividend shall be calculated in the following manner:-

Gross dividend payable per share shall be equal to:-

Cash Dividend = RM1,000,000 [1] x [(0.5 x Market-Determined Interest Rate) - (0.5 x Market-Determined Interest Rate x prevailing corporate tax rate x 85%) - 0.0050%]

[1] RM1,000,000 is the face value of each Tenaga Income Security

Market-Determined Interest Rate shall be defined as the interest rate per annum based on prevailing market conditions and determined by the Company's Board of Directors at the time of issue of the Tenaga Bonds.

Tenaga Income Securities shall be defined as all or any of the 500 Tenaga Bonds that are stapled to the 500 Class B Redeemable Preference Shares of RM1.00 each which are issued at RM1,000 per share. Each Tenaga Income Security shall comprise of one (1) Tenaga Bond and one (1) Class B Redeemable Preference Share of RM1.00.

Tenaga Bonds shall be defined as all or any of the 500 10-year bonds with a face value of RM999,000 each.

Plus

Section 108 tax = [Cash Dividend / (1 - prevailing corporate tax rate)] - Credits Cash Dividend
Any declaration or payment of dividends shall only be made:-

(i) in cash;

(ii) with Section 108 tax credits attached; and

(iii) in accordance with Section 365 of the Companies Act, 1965.

The holders of the Class B Redeemable Preference Shares shall not be entitled to participate in the surplus profits or assets of the Company beyond such rights as are expressly set out herein.

(b) As regards capital
Each Class B Redeemable Preference Share shall not confer on the holder thereof any right to participate on a return in excess of capital on liquidation, winding up or otherwise of the Company, other than on redemption, up to the issue price of RM1,000 for each Class B Redeemable Preference Share.

(c) As regards voting
The Class B Redeemable Preference Shares shall carry no right to receive notice of or to attend or vote at any general meeting of the Company, other than on a resolution to amend or vary the rights of holders of the Class B Redeemable Preference Shares.

(d) As regards redemption
The Class B Redeemable Preference Shares shall, subject to Section 61 of the Companies Act, 1965, be redeemed upon and subject to the following terms and conditions:-

(i) the Company shall have the right, at any time on or after the ninth (9th) anniversary of the date of issue of the Class B Redeemable Preference Shares, to redeem in whole and not part thereof at the issue price of Ringgit One Thousand (RM1,000.00) for each Class B Redeemable Preference Share;

(ii) Not less than one (1) month's notice of the intention of the Company to redeem shall be given to the holders of the Class B Redeemable Preference Shares to be redeemed. The notice shall be in writing and shall fix the time and place for such redemption. At the time and place so fixed, the registered holders of the Class B Redeemable Preference Shares to be redeemed shall be bound to deliver up to the Company the relevant share certificates for cancellation, and the Company shall pay to them the redemption money in respect of such Class B Redeemable Preference Shares;

(iii) If any of the holders of the Class B Redeemable Preference Shares shall fail or refuse to surrender the certificate or certificates for such Class B Redeemable Preference Shares or shall fail or refuse to accept the redemption money payable in respect of them, such money shall be retained and held by the

Company in trust for such holder but without interest or further obligation whatsoever;

(iv) No Class B Redeemable Preference Share shall be redeemed otherwise than in accordance with the provisions of Section 61 of the Companies Act 1965 and of this Article; and

(v) No Class B Redeemable Preference Share redeemed by the Company shall be capable of reissue.

(e) As regards conversion

No Class B Redeemable Preference Share may be converted into fully paid ordinary shares of the Company at any time, whether before or after the expiry of the ninth (9th) anniversary of the date of issuance of the Class B Redeemable Preference Shares or such other extended redemption period but may only be redeemed in the manner as provided in paragraph (d) above.

(f) As regards variation of rights

The rights attached to the Class B Redeemable Preference Shares (unless otherwise provided by the terms of issue of the shares of that class) may whether or not the Company is being wound up, be varied with the consent in writing of all the holders of the Class B Redeemable Preference Shares, or with the sanction of a resolution passed at a separate meeting of all the holders of the Class B Redeemable Preference Shares. To every such general meeting, the provisions of general meetings of the Company shall *mutatis mutandis* apply, but so that the necessary quorum shall be two (2) persons at least holding or representing by proxy one-third (1/3rd) of the Class B Redeemable Preference Shares and that any holder of the Class B Redeemable Preference Shares present in person or by proxy may demand a poll.

(g) As regards transferability

The Class B Redeemable Preference Shares shall, subject to the Company's consent, which consent shall not be unreasonably withheld, be transferable in whole or in part and they shall not be listed on the Kuala Lumpur Stock Exchange or any other stock exchange."

ORDINARY RESOLUTION 2
PROPOSED ISSUE OF REDEEMABLE PREFERENCE SHARES

THAT, subject to the passing of each of Ordinary Resolution 1 and Special Resolutions 1, 2 and 3, and subject to the approvals of the relevant authorities, the Board of Directors be and are hereby authorised to issue One Thousand (1,000) Class A Redeemable Preference Shares of one Ringgit (RM1.00) each by way of a restricted offer at a share premium of RM999.00 per share or an issue price of RM1,000.00 per share to RHB Sakura Merchant Bankers Berhad (19663-P);

AND THAT the Board of Directors be and are hereby authorised to issue Five Hundred (500) Class B Redeemable Preference Shares of one Ringgit (RM1.00) each by way of a restricted offer at a share premium of RM999.00 per share or an issue price of RM1,000.00 per share to RHB Bank Berhad (6171-M);

AND THAT the Board of Directors be and are hereby authorised to assent to any condition, modification, variation and/or amendment as may be required by the relevant authorities to give effect to the Proposed Issue of the Class A Redeemable Preference Shares and/or the Class B Redeemable Preference Shares, as the case may be;

AND THAT the Board of Directors be and are hereby authorised to take all such steps as are necessary and to enter into all other agreements, arrangements with any party or parties to implement, finalise and give full effect to the Proposed Issue of the Class A Redeemable Preference Shares and/or the Class B Redeemable Preference Shares, as the case may be, with full power to assent to any condition, modification, variation and amendment as aforesaid.

By Order of the Board

Datin Azizah binti Osman (LS 0014)
Company Secretary

Kuala Lumpur
9 July 2001

Notes:

(i) Proxy

Any Member entitled to attend and vote at this Meeting is entitled to appoint another person or persons (whether a Member or not) as his proxy, or by a duly authorised representative for the particular case to attend and vote in his stead. A proxy need not be a Member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his corporation, either under its common seal or under the hand of an officer or attorney duly appointed under a power of attorney. The Form of Proxy must be deposited at the Registered Office, Tenaga Nasional Berhad Headquarters, 129 Jalan Bangsar, 59200 Kuala Lumpur not less than forty eight (48) hours before the time fixed for holding the Meeting or any adjournment thereof.

(ii) Registration of Members/Proxies

Registration of Members/Proxies attending the Meeting will be from 1.30 p.m. on the day of the Meeting. Members/Proxies are required to produce identification documents for registration.

Reference No TN-010711-62141

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **11/07/2001**

Type : **Reply to query**
Reply to Query Letter by KLSE reference ID : **ZO-010710-66430**
Subject : **ARTICLE ENTITLED: "Kapar disposal hits a snag" - The Edge, page 3, Monday, 9 July 2001**

Contents :

Under the Asset Sale Agreement entered between Malakoff and TNB, there are conditions precedent to be met. On going discussions is being held between the two parties.

Query Letter content :
We refer to the above news article appearing in The Edge, page 3, on Monday, 9 July 2001, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences which are reproduced as follows:-
"Tenaga Nasional Bhd's sale of 40 per cent of Kapar power plant to Malakoff has hit a snag.
... Tenaga's lenders most of whom are holders of its debt papers, are not agreeable to the disposal."
"... it was rethinking the Kapar disposal."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/YYT/ZOOS
c.c. Securities Commission (via fax)

Reference No **TN-010712-61894**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**12/07/2001**

Type	:	**Announcement**
Subject	:	**ARTICLE ENTITLED: "Kapar disposal hits a snag" - The Edge, page 3, Monday, 9 July 2001**

Contents :

Furtherance to our earlier announcement, Ref. No. TN-010711-62141, Tenaga wish to response in particular to the caption "...it was rethinking the Kapar disposal" as follows:

" We disagree with the statement as TNB has entered into the Agreement, and the sale transaction process is on-going. "

Reference No TN-010713-59596

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **13/07/2001**

Type : **Reply to query**
Reply to Query Letter by KLSE reference ID : **ZO-010712-41349**
Subject : **ARTICLE ENTITLED : Tenaga gains from yen drop**

Contents :

TNB hereby confirms that it will not be divesting its stake in Pasir Gudang Power Station

Query Letter content :
We refer to the above news article appearing in The Sun, SunBiz section, page 29, on Thursday, 12 July 2001, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence which is reproduced as follows:-
"The company has decided it won't sell a stake in its fourth-biggest power plant in Johor, he said."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/CS/ZOOS
c.c. Securities Commission (via fax)

Reference No **TN-010716-57685**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **16/07/2001**

Type : **Announcement**
Subject : **PAHLAWAN POWER PLANT**

Contents :

Tenaga Nasional Berhad (TNB) has accepted the offer by Powertek Bhd. (Powertek) to settle the balance of the purchase consideration for its acquisition of Pahlawan Power Plant by way of cash amounting to RM444 million in lieu of either subscribing for 27.5% equity in Powertek at RM5.00 per share at a total cost of RM444 million or accepting cash of RM444 million on 6 August 2005 and in the interim earn interest at the rate 7% per annum on that amount.

Reference No TN-010716-58390

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 16/07/2001

Type : **Announcement**
Subject : **SIGNING OF THE ELECTRICITY SUPPLY AGREEMENT BETWEEN TNB AND EXPRESS RAIL LINK SDN BHD**

Contents :

This report is to inform KLSE of the signing of the Electricity Supply Agreement between TNB and Express Rail Link Sdn Bhd (375839-H) (ERLSB) on the 16th July 2001.

The Agreement is for TNB to supply electricity to ERLSB starting from 17th July 2001 for the duration of ten (10) years. The estimated monthly electricity consumption for the duration of the Agreement is about RM1 million. ERLSB's initial declared maximum electricity demand is 11.65 Megawatt and will be increased to 30 Megawatt during the Agreement tenure.

Reference No TN-010716-59973

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 16/07/2001

Type : **Announcement**
Subject : **SIGNING OF HEADS OF AGREEMENT BETWEEN TNB AND SKS AND JIMAH POWER**

Contents :

TNB together with SKS Ventures and Jimah Power have agreed to commence negotiations, which led to the signing of Heads of Agreement (HOA) between the parties today, 16th July 2001. The Heads of Agreement outlines the basis and framework of the negotiations, particularly in relation to the Power Purchase Agreement ("PPA") and the Coal Supply Agreement ("CSA"), between the parties.

Jimah Power, a coal fired power plant with a final capacity of 2x700MW will be built in stages in Mukim Jimah, Negeri Sembilan while SKS Ventures having a final capacity of 3x700MW, will also be built in stages in Pulau Bunting, Kedah. First units of SKS Venture and Jimah Power are scheduled to come on stream in year 2006, whilst subsequent units will be commissioned a year later.

Both Heads of Agreement stipulate the possibility of TNB subsidiaries' involvement in the project develpoment, in particular TNB Fuel Services Sdn Bhd which will be the nominated coal supplier. The Heads of Agreement between TNB and Jimah also provides for the possibility of TNB taking up 20% equity in Jimah Power.

Reference No TN-010716-60390

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**16/07/2001**

Type	:	**Announcement**
Subject	:	**PPA BETWEEN TNB AND PANGLIMA POWER**

Contents :

Negotiations between Tenaga Nasional Berhad ("TNB") and Panglima Power Sdn Bhd ("Panglima Power"), a subsidiary of Powertek Berhad has led to the signing of the Power Purchase Agreement (PPA) between the parties on 16th July 2001.

Panglima Power is one of the three fast track IPPs approved by the Government of Malaysia in July 2000 to develop, design, construct, own, operate and maintain a Combined Cycle Gas Turbine Power Plant ("CCGT") with the total capacity of 720MW.

The PPA is for a term of 21 years and the expected Scheduled Commercial Operation Date (SCOD) for the first unit of the Open Cycle Gas Turbine (OCGT) on 28th February 2002. The conversion of the OCGT plant to CCGT will be expected by the SCOD of 31st March 2003.

The PPA average tariff as approved by the Government is 11.73 sen/kWh.

Reference No TN-010730-68373

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	30/07/2001

Date of change	:	**30/07/2001**
Type of change	:	**Appointment**
	:	**Boardroom**
Designation	:	**Alternate Director**
Directorate	:	**Independent & Non Executive**
Name	:	**Raja Dato' Zaharaton binti Raja Zainal Abidin**
Age	:	**53**
Nationality	:	**Malaysian**
Qualifications	:	**M(Econs), University of Leuven, Belgium** **B(Econs) University of Malaya**
Working experience and occupation	:	**1. June 1,1999 - Deputy Director General (Sectoral),EPU** **2. October 1 ,1998 to May 30 1999 - Deputy Director General (Makro), EPU** **3. June 1992 to September 1998 - Director, Trade & Industry Division, EPU** **4. October 16 1989 to May 1992 - Deputy Director for Monitoring Government Companies, Treasury** **5. June 1984 to October 15 1989 - Deputy Director Public Enterprises Sector, Implementation Coordination Unit** **6. October 1979 to May 1984 - Principal Assistant Director, Industries Division, Ministry of International Trade & Industry** **7. August 1971 to August 1977 - Assistant Director External Aid Section, EPU**
Directorship of public companies (if any)	:	**UDA Holdings Berhad**
Family relationship with any director and/or major shareholder of the listed issuer	:	**No**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**No**
Remarks	:	

Reference No TN-010731-60437

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 31/07/2001

Type : **Announcement**
Subject : **TENAGA NASIONAL BERHAD ("TNB" or the "Company") PROPOSED ISSUE OF REDEEMABLE PREFERENCE SHARES**

Contents :

The Board of Directors of TNB is pleased to announce that the Company's shareholders at an Extraordinary General Meeting on 31st July 2001 have approved:-

(i) the Company to increase the authorised share capital from RM3,500,000,001.00 to RM3,500,001,501.00;

(ii) the insertion of the terms and conditions of 1,000 Class A and 500 Class B redeemable preference shares in the Company's Memorandum & Articles of Association; and

(iii) the allotment and issuance of 1,000 Class A redeemable preference shares to RHB Sakura Merchant Bankers Berhad (19663-P) and 500 Class B redeemable preference shares to RHB Bank Berhad (6171-M).

Reference No TN-010731-57762

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	31/07/2001
Financial Year End	:	31/08/2001
Quarter	:	3

Quarterly report on consolidated results for the financial period ended 31/05/2001
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	31/05/2001	31/05/2000	31/05/2001	31/05/2000
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	3,573,300	3,444,600	10,629,000	10,076,500
(b)Investment income	700	300	10,200	5,200
(c)Other income	87,800	54,600	261,100	274,400
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	1,474,400	1,059,700	4,417,700	3,391,300
(b)Finance cost	-269,100	-268,200	-794,500	-769,200
(c)Depreciation and amortisation	-482,300	-419,400	-1,418,000	-1,228,800
(d)Exceptional items	-373,700	0	-373,700	0
(e)Profit/(loss) before income tax, minority interests and extraordinary items	349,300	372,100	1,831,500	1,393,300
(f)Share of profits and losses of associated companies	30,300	30,000	91,500	70,500
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	379,600	402,100	1,923,000	1,463,800
(h)Income tax	-56,600	-65,000	-147,700	-178,800
(i)Profit/(loss) after (i)income tax before deducting minority interests	323,000	337,100	1,775,300	1,285,000

(ii)Minority interests	10,000	11,300	24,100	33,600
(j)Pre-acquisition profit/(loss), if applicable				
(k)Net Profit/(loss) from ordinary activities attributable to members of the company	333,000	348,400	1,799,400	1,318,600
(l)Extraordinary (i)items	0	0	0	0
(ii)Minority interests	0	0	0	0
(iii)Extraordinary items attributable to members of the company	0	0	0	0
(m)Net profit/ (loss) attributable to members of the company	333,000	348,400	1,799,400	1,318,600
3 Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)Basic (based on ordinary shares - sen)	10.70	11.20	57.90	42.50
(b)Fully diluted (based on ordinary shares - sen)	10.70	11.20	57.90	42.50
4 (a)Dividend per share (sen)	0.00	0.00	0.00	0.00
(b)Dividend Description	No dividend has been recommended for this financial quarter			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5	Net tangible assets per share (RM)	5.2100	4.6700

Remark :

Attachment of the full Financial Result Announcement :

3rdQ1-01Announce1.doc

Converted attachment :

Reference No **TN-010731-64446**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **31/07/2001**

Type : ***Announcement***
Subject : **PROPOSED DIVESTMENT OF THE STESEN JANAELEKTRIK SULTAN SALAHUDDIN ABDUL AZIZ SHAH LOCATED AT KAPAR, SELANGOR DARUL EHSAN ("KAPAR POWER STATION") BY TENAGA NASIONAL BERHAD TO KAPAR ENERGY VENTURES SDN. BHD. ("KEV")**

Contents :

We refer to the Company's announcements dated 31 July 2000 and 31 January 2001.

On 31 July 2000, TNB had announced*inter alia*, that TNB and KEV had entered into a conditional asset sale agreement dated 31 July 2000 for the proposed divestment of the Kapar Power Station by TNB to KEV of the Kapar Power Station ("Asset Sale Agreement").

On 31 January 2001, TNB announced that TNB and KEV had mutually agreed in writing to the extension of the period within which to fulfil or waive any of the conditions precedent to the Asset Sale Agreement ("Conditions Period") by a further period of six (6) months beginning from 1 February 2001 for the purpose of satisfying or waiving the conditions precedent.

TNB now wishes to announce that on 31 July 2001, TNB and KEV have mutually agreed in writing to extend the Conditions Period by an additional period of two (2) months or such additional period as may be mutually agreed commencing from 1 August 2001 to fulfil or waive any of the conditions precedent to the Asset Sale Agreement and to revise the Project Agreements and Commercial Agreements to incorporate the following:-

1 to reflect a sale of only forty percent (40%) interest in the Assets (as defined in the Asset Sale Agreement);

2 to revise the tariff rate for the sale and purchase of electrical energy generated from the Assets;

3 to adjust the purchase consideration for the sale and purchase of the Assets to reflect the Internal Rate of Return ("IRR") as agreed by the parties and the factors in paragraphs 1 and 2 above;

4 to reflect the payment in cash to TNB of the full purchase consideration for the sale and purchase of the Assets upon completion; and

5 to reflect the intention of the parties to manage the Assets upon completion on a joint venture basis mutually acceptable to the parties.

LISTING'S CIRCULAR NO. L/Q : 9762 OF 2001

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**31/07/2001**

Date : 07/31/2001
Subject : TENAGA-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 59,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 3 August 2001.

Reference No **TN-010807-61690**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	***07/08/2001***

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**CY-010806-51631**
Subject	:	**ARTICLE ENTITLED : "Tenaga to Sell Stakes in Smaller Power Producers for $526 Mln"**

Contents :

We would like to inform the Kuala Lumpur Stock Exchange that Tenaga Nasional Berhad (TNB) has appointed an advisor to look into its plans to sell its stakes in the Independent Power Producers (IPPs).

TNB together with the advisor is presently undertaking a study on the proposed sale of its stakes in the IPPs as part of TNB's strategy to reduce its gearing level. TNB hopes to complete the study in due course and will advise KLSE accordingly.

Query Letter content :
We refer to the above news article appearing on Bloomberg, on Monday, 6 August 2001, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence which is reproduced as follows:-
"Tenaga Nasional Bhd ... said it plans to sell stakes in smaller rivals including YTL Power International Bhd. to raise as much as 2 billion ringgit ..."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager
Listing Operations
LL/CS/CY
c.c. Securities Commission (via fax)

Reference No **TN-010807-62332**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **07/08/2001**

Type : **Announcement**
Subject : **TENAGA NASIONAL BERHAD ("TNB" or the "Company") PROPOSED ISSUE OF TENAGA INCOME SECURITIES**

Contents :

The Board of Directors of TNB is pleased to announce that the Company's shareholders at an Extraordinary General Meeting on 31st July 2001 have approved:-

(i) the Company to increase the authorised share capital from RM3,500,000,001.00 to RM3,500,001,501.00;

(ii) the insertion of the terms and conditions of 1,000 Class A and 500 Class B redeemable preference shares in the Company's Memorandum & Articles of Association; and

(iii) the allotment and issuance of 1,000 Class A redeemable preference shares to RHB Sakura Merchant Bankers Berhad (19663-P) and 500 Class B redeemable preference shares to RHB Bank Berhad (6171-M).

The Board of Directors is also pleased to announce that TNB has entered into agreements with RHB Sakura Merchant Bankers Berhad and Malaysian Trustees Berhad for the issue of RM1,000 million Tenaga Income Securities. The RM1,000 million Tenaga Income Securities, which are essentially debt instruments, comprise the following:-

(a) RM999,000,000 nominal value 10 year interest bearing bonds to be issued at 100% of the nominal value and in multiples of RM999,000 which bonds carry detachable coupon representing the interest payable; and

(b) 1,000 Class A redeemable preference shares of RM1.00 each issued at a premium of RM999.00 per share making a total issue price of RM1,000 per Class A redeemble preference share.

Under the terms and conditions of the RM1,000 million Tenaga Income Securities, TNB can elect to pay either:-

(a) non-cumulative cash dividend with attached Section 108 Tax Credit on the Class A redeemable preference shares, and nominal interest on the bond coupons, payable to the redeemable preference shareholders and bond coupon holders respectively; or

(b) interest at the market rate or the bond coupons, payable to the bond coupon holders.

In the agreements signed today, the market interest rate was fixed at 6.30% per annum which under the terms of the Tenaga Income Securities, TNB's funding costs would be 4.80% per annum if dividends are paid on the redeemable preference shares.

Reference No **TN-010810-61031**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**10/08/2001**

Type	:	**Announcement**
Subject	:	**DYNAMIC ACRES SDN BHD**

Contents :

TENAGA NASIONAL BERHAD ("TNB") has entered into a conditional Sale & Purchase Agreement on 20th July 2001 for the purchase of 15,750,000 ordinary shares in Dynamic Acres Sdn Bhd ("the Company") which is equivalent to 70% of the total issued and paid up capital of the Company. The subsidiary of the Company has been granted mining and marketing rights over coals produced in certain concession areas in Kalimantan, Indonesia. The total purchase price is USD59.5 million payable in Ringgit Malaysia (RM) equivalent. The sale is conditional upon obtaining the approvals of the relevant authorities and a due diligence audit satisfactory to TNB.

Reference No **TN-010903-62632**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**03/09/2001**

Type	:	**Announcement**
Subject	:	**TENAGA NASIONAL BERHAD ("TNB" or the "Company")** **PROPOSED ISSUE OF TRANCHE 2 TENAGA INCOME SECURITIES**

Contents :

The Board of Directors of TNB is pleased to announce that the Company has entered into agreements with RHB Sakura Merchant Bankers Berhad (19663-P) as lead arranger, RHB Bank Berhad (6171-M) as subscriber and Malaysian Trustees Berhad (21666-V) for the issue of RM500 million Tranche 2 Tenaga Income Securities. The RM500 million Tranche 2 Tenaga Income Securities, which are essentially debt instruments, comprise the following:-

(a) RM499,500,000 nominal value 10 year interest bearing bonds to be issued at 100% of the nominal value and in multiples of RM999,000; and

(b) 500 Class B redeemable preference shares of RM1.00 each issued at a premium of RM999.00 per share making a total issue price of RM1,000 per Class B redeemable preference share.

Under the terms and conditions of the RM500 million Tranche 2 Tenaga Income Securities, TNB can elect to pay either:-

(a) non-cumulative dividend on the Class B redeemable preference shares together with nominal interest payable to the redeemable preference shareholders and bond coupon holders respectively; or

(b) interest at the market rate payable to the bond coupon holders.

In the agreements signed today, the market interest rate was fixed at 6.30% per annum which under the terms of the Tenaga Income Securities, TNB's funding costs could be reduced to approximately 4.80% per annum if dividends were paid. This would represent a saving in funding costs of about RM7.5 million per annum.

The payment of dividends to service the funding costs under the Tenaga Income Securities would not adversely affect the payment of interim and final dividends to ordinary shareholders.

Reference No **TN-010928-59015**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **28/09/2001**

Type : ***Announcement***
Subject : **PROPOSED DIVESTMENT OF THE STESEN JANAELEKTRIK SULTAN SALAHUDDIN ABDUL AZIZ SHAH LOCATED AT KAPAR, SELANGOR DARUL EHSAN ("KAPAR POWER STATION") BY TENAGA NASIONAL BERHAD TO KAPAR ENERGY VENTURES SDN. BHD. ("KEV")**

Contents :

We refer to the Company's announcements dated 31 July 2001.

On 31 July 2001, TNB had announced inter alia, that TNB and KEV have mutually agreed in writing to extend the Conditions Period by an additional period of two(2) months or such additional period as may be mutually agreed commencing from 1 August 2001 to fulfil or waive any of the conditions precedent to the Asset Sale Agreement and to revise the Project Agreements and Commercial Agreements.
TNB now wishes to announce that the parties have mutually agreed to an additional extension of the Conditions Period by a further period of three (3) months commencing from 1st October 2001and expiring on 31st Disember 2001, or such additional period as may be mutually agreed by the parties.

Reference No **TN-011003-60053**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	03/10/2001

Date of change	:	**16/10/2001**
Type of change	:	**Appointment**
	:	**Chief Executive Officer**
Designation	:	**President & Chief Exec. Officer**
Directorate	:	**Executive**
Name	:	**Pian bin Sukro**
Age	:	**53**
Nationality	:	**Malaysian**
Qualifications	:	**1. B.Sc (Hons) - Degree awarded by CNAA (UK) through a program of alternating studies and industrial training. 2. M.Sc. (York) - Project Analysis. Finance amd Investment. C. Eng., MIEE(UK); MIEM (Malaysia); P. Eng. (Malaysia)**
Working experience and occupation	:	**2000-Now: Vice President (Ventures) 1995-1999 : Vice President (Corporate Planning & Business Development)/ General Manager ((Corporate Planning & Business Development) 1993-1994 : Deputy General Manager (Strategic Management) 1991-1993 : assistant General Manager (New Business) 1989-1991 : Deputy Chief Engineer (Generation Projects) 1987-1989 : Post Graduate course and research- University of York 1984-1987: Senior Planning Engineer (HQ - Generation)-A8 1980-1983 : Senior Planning Engineer (HQ - Generation)-A9 1978-1979 : Assistant Senior Generation Engineer ((HQ - Generation) 1972-1973 : Resident Engineer (Control & Instrumentation)- (Site) 1971-1972 : Assistant Generation Engineer (HQ - Generation) 1969-1971 : assistant electrical Engineer (Prai Power Station)**
Directorship of public companies (if any)	:	**Malaysia Industry Government for High Technology (MIGHT)**
Family relationship with any director and/or major shareholder of the listed issuer	:	**nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Shares in TNB via ESOS as at 31 August 2001 - 14,000**
Remarks	:	

Reference No **TN-011003-59272**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**03/10/2001**

Type	:	**Announcement**
Subject	:	**ANNOUNCEMENT IN RELATION TO THE APPOINTMENT OF TNB CHIEF EXECUTIVE OFFICER**

Contents :

The Board of Directors, Tenaga Nasional Berhad (TNB) at its meeting on 2 October 2001has appointed Encik Pian bin Sukro as the new President/Chief executive Officer of TNB with effect from 16 October 2001 upon completion of the service contract of Dato' Fuad bin Jaafar on 15 October 2001. This appointment addresses the succession scenario in TNB.

Dato' Fuad bin Jaafar who retired in 1998 has served TNB for an additional 3 years under contract beyond the normal retirement age.

Encik Pian bin Sukro, 53 served LLN/TNB since 1 September 1969. He graduated in Bachelor of Science (Hons.) from Brighton Technical College and Master of Science from United Kingdom. He is currently holding the post Vice President (Ventures) of TNB. He started his service with Lembaga Letrik Negara (LLN) and has vast experience in the power utility business. This include operations and maintenance, construction and commissioning, project management, system and corporate planning, formulation of electricity tariff, corporate restructuring and privatisation, finance and development of new businesses.

Reference No **TN-011003-61483**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	03/10/2001

Date of change	:	**15/10/2001**
Type of change	:	**Resignation**
	:	**Chief Executive Officer**
Designation	:	**President & Chief Exec. Officer**
Directorate	:	**Executive**
Name	:	**DATO' FUAD BIN JAAFAR**
Age	:	**58**
Nationality	:	**MALAYSIAN**
Qualifications	:	**Diploma in Electrical Engineering Brighton Polytechnic, England 1966** **Professional Engineer** **Member, Institute of Electrical Engineers** **Chartered Engineer** **Member, Institute of Engineers Malaysia**
Working experience and occupation	:	**Oktober 2000-Present - President/Chief Executive Officer** **August 1997 - Oktober 2000 - Senior Vice President (Energy Supply)/Executive Director** **1994-1997 - General Manager, Transmission Division of TNB.** **1993 - Deputy General Manager Transmission System Projects Department.** **1984-1992- Deputy Chief Engineer/ Assistant General Manager Transmission Projects Department** **1981-1983 - Senior Construction Engineer (Substation and Underground Cables)** **1978-1980 - Assistant Senior Construction Engineer (Substation and Underground Cables)** **1975-1977 - Senior District Manager in Petaling Jaya District** **1971 - 1975 - *Construction Engineer (Substation and Underground Cables)*** **1966-1971 - Assistant Distribution Engineer in Kuala Lumpur and Klang**
Directorship of public companies (if any)	:	**nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Shares in TNB via ESOS as at 31 August 2001 - 72,000**
Remarks	:	

Reference No **TN-011010-60590**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**10/10/2001**

Type : **Announcement**

Subject : **CONTRACT SIGNING CEREMONY FOR TUANKU JAAFAR POWER STATION, PORT DICKSON REHABILITATION PROJECT PHASE - PHASE -1 750 MW COMBINED CYCLE POWER PLANT BETWEEN TNB AND MHI-MITSUI-PCB CONSORTIUM**

Contents :

TENAGA NASIONAL BERHAD today, has signed an agreement with MHI-MITSUI-PCB CORSORTIUM in regards to Tuanku Jaafar Power Station Rehabilitation Phase 1 750 MW Combined Cycle Power Plant project located in Port Dickson.

The Plant. The EPC was awarded by Mitsubishi Heavy Industries (MHI) / Mitsui/ Putra Capital Power Berhad Consortium. Under the contract MHI will be supplying a Combined Cycle Plant consisting of two highly efficient Class F Gas Turbine (Mitsubishi M 701F), two Heat Recovery Steam Generators and a Steam Turbine. The Combine Cycle plant shall have a capacity of 750 MW which is three times larger, but utilizing the same space as the old Stage 1 and 2 plants. The multi-shaft arrangement has been selected because of its operational flexibility and higher thermal efficiency. The electricity generated shall be exported via a new and modern 275kV Gas Insulated Substation (GIS).

Total Project Cost and Funding of the Project. The total project cost is estimated to be RM 2.1 billion of which 75% (RM1.570 billion) is funded by Japan Bank for International Corporation (JBIC) and 25% (RM520 million) is funded by TNB.

Commissioning. Construction of the new Combined Cycle is schedule to start in October 2001 and commission shall begin March 2004 and expected to be fully commissioned by October 2004.

Reference No **TN-011016-61091**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	16/10/2001

Date of change	:	**16/10/2001**
Type of change	:	**Appointment**
	:	**Boardroom**
Designation	:	**Director**
Directorate	:	**Independent & Non Executive**
Name	:	**SHAZIMAN BIN ABU MANSOR**
Age	:	**37**
Nationality	:	**MALAYSIAN**
Qualifications	:	**BACHELOR OF SCIENCE IN CIVIL ENGINEERING**
Working experience and occupation	:	**(i) AOKAM TIN BHD (1989)** **(ii) SHAZIMAN ENTERPRISE, ENTREPRENEUR (1990-Present)** **(iii) SURIA ELECTRONICS SDN BHD, EXECUTIVE DIRECTOR (1994-1998)** **(iv) INTER-BUILDERS (M) SDN BHD, DIRECTOR (1995-Present)**
Directorship of public companies (if any)	:	**NIL**
Family relationship with any director and/or major shareholder of the listed issuer	:	**NIL**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**NIL**
Remarks	:	

Reference No TN-011016-62003

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 16/10/2001

Type : **Announcement**
Subject : **RENEWABLE ENERGY PURCHASE AGREEMENT (REPA) SIGNING CEREMONY BETWEEN TNB WITH BUMIBIOPOWER SDN. BHD. & JANA LANDFILL SDN. BHD.**

Contents :

TENAGA NASIONAL BERHAD (TNB) today, has signed two agreements for the purchase of electricity generated by renewable energy developers, Bumibiopower Sdn. Bhd. and Jana Landfill Sdn. Bhd. under the Small Renewable Energy Program (SREP) which was launched recently by the government.

With the signing of the (REPA) TNB has agreed to purchase electricity from Bumibiopower Sdn. Bhd. at a price of 16.7 sen/kWh fixed for a period of 21 years. Bumibiopower Sdn. Bhd.'s renewable energy plant which utilise palm oil waste as biomass fuel will be located in Pantai Remis, Perak and has an export capacity of 5.2 MW to TNB.

TNB has also entered into an agreement with Jana Landfill Sdn. Bhd. a wholly owned subsidiary of TNB to purchase electricity at the price of 16.5 sen/kWh for a period of 15 years. Jana Landfill's renewable energy plant which is located at Ayer Hitam Sanitary Landfill, Puchong, Selangor will have an export capacity of 2 MW to TNB. This plant will obtain its fuel by Landfill Gas generated through the natural decomposition process of municipal waste at the landfill site.

The signing of these agreements, has clearly reflect TNB commitment to support the initiatives by the government on Fifth Fuel Policy using Renewable Energy which is estimated to meet 5% of the total energy requirements of the country.

LISTING'S CIRCULAR NO. L/Q : 10587 OF 2001

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**24/10/2001**

Date : 10/24/2001
Subject : TENAGA-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 79,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 26 October 2001.

Reference No TN-011029-58667

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 29/10/2001
Financial Year End : 31/08/2001
Quarter : 4

Quarterly report on consolidated results for the financial period ended 31/08/2001
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	31/08/2001	31/08/2000	31/08/2001	31/08/2000
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	3,733,600	3,642,600	14,373,700	13,719,100
(b)Investment income	400	700	10,600	5,900
(c)Other income	55,600	161,200	316,700	435,600
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	1,082,700	1,112,100	5,500,400	4,503,400
(b)Finance cost	-283,100	-293,000	-1,077,600	-1,062,200
(c)Depreciation and amortisation	-563,300	-463,100	-1,981,300	-1,692,000
(d)Exceptional items	0	-332,400	-373,700	-332,400
(e)Profit/(loss) before income tax, minority interests and extraordinary items	236,300	23,600	2,067,800	1,416,800
(f)Share of profits and losses of associated companies	33,700	36,400	125,200	107,000
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	270,000	60,000	2,193,000	1,523,800
(h)Income tax	24,900	-51,700	-122,800	-230,500
(i)Profit/(loss) after (i)income tax before deducting minority interests	294,900	8,300	2,070,200	1,293,300

	(ii)Minority interests	10,700	5,900	34,800	39,500
	(j)Pre-acquisition profit/(loss), if applicable	0	0	0	0
	(k)Net Profit/(loss) from ordinary activities attributable to members of the company	305,600	14,200	2,105,000	1,332,800
	(l)Extraordinary (i)items	0	0	0	0
	(ii)Minority interests	0	0	0	0
	(iii)Extraordinary items attributable to members of the company	0	0	0	0
	(m)Net profit/ (loss) attributable to members of the company	305,600	14,200	2,105,000	1,332,800
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
	(a)Basic (based on ordinary shares - sen)	9.80	0.50	67.80	42.90
	(b)Fully diluted (based on ordinary shares - sen)	9.80	0.50	67.80	42.90
4	(a)Dividend per share (sen)	0.00	0.00	0.00	0.00
	(b)Dividend Description	**A final tax - exempted dividend of 4.3 sen per share**			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5	Net tangible assets per share (RM)	5.2700	4.6700

Remark :

Attachment of the full Financial Result Announcement :

41hQ1l01Announce1.doc

Converted attachment :

Reference No **TN-011029-62157**

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 29/10/2001

EX-date :**21/12/2001**
Entitlement date :**26/12/2001**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Final Dividend**
Entitlement description:
Final tax-exempt dividend of RM 0.043 per share(2000: RM0.07 less income tax 28%) in respect of the financial year ended 31 August 2001 amounting to RM133.6 million (2000: RM 156.5 million)
Period of interest payment : to
For year ending/Period ending/ended :**31/08/2001**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements :**27/12/2001** to **01/01/2002**
Registrar's name ,address, telephone no:
Bina Management (M) Sdn. Bhd.
Lot 10, The Highway Centre, Jalan 51/205
46050 Petaling Jaya
03-77823188
Payment date :**16/01/2002**
a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers :**26/12/2001**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**21/12/2001**
c) Securities bought on KLSE on a cum entitlement basis according to the Rules of the KLSE.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.043**
Remarks
Final tax-exempt dividend of RM 0.043 per share

LISTING'S CIRCULAR NO. L/Q : 10632 OF 2001

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **30/10/2001**

Date : 30-10-2001
Subject : TENAGA - NOTICE OF BOOK CLOSURE

Contents :

A final dividend of RM0.043 sen per share tax exempt.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [21 December 2001]

2) The last date of lodgement : [26 December 2001]

3) Date Payable : [16 January 2002]

Reference No **TN-011107-61242**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **07/11/2001**

Type : **Announcement**
Subject : **PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF TENAGA NASIONAL BERHAD (TNB)**

Contents :

The Board of Directors wishes to announce that they propose TNB's Articles of Association be amended to incorporate the provisions of the Revamped Listing Requirements of the Kuala Lumpur Stock Exchange ("Listing Requirements") and in order to be consistent with the Securities Industry (Central Depositories Act) 1991 and the Rules of Malaysian Central Depositories Sdn. Bhd. (MCD).

The proposed amendments is subject to the approval of the shareholders of TNB at an EGM to be convened.

A copy of the new Articles together with a letter confirming its compliance with the Listing Requirements and the rules of the MCD will be submitted to the KLSE not later than five (5) Markets Days after the effective date of the New Articles in accordance and in compliance with the provisions of Paragraph 2.10 and 2.11 of the Listing Requirements.

Reference No TN-011108-62837

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	08/11/2001

Date of change	:	**15/10/2001**
Type of change	:	**Resignation**
Designation	:	**President & Chief Exec. Officer**
Directorate	:	**Executive**
Name	:	**DATO' FUAD BIN JAAFAR**
Age	:	**58**
Nationality	:	**MALAYSIAN**
Qualifications	:	**Diploma in Electrical Engineering Brighton Polytechnic, England 1966** **Professional Engineer** **Member, Institute of Engineers malaysia**
Working experience and occupation	:	**Oct 2000-present - President /Chief Executive Officer** **Aug 1997-Oct 2000- Senior Vice President (Energy Supply)/ Executive Director** **1994-1997 - General Manager, Transmission Division of TNB** **1993 - Deputy General Manager Transmission System Projects Dept** **1984-1992 - Deputy Chief Engineer/Assistant General Manager Transmission Projects Dept** **1981-1983 - Senior Construction Engineer (Substation and Underground Cables)** **1978-1980 - Assistant Senior Construction Engineer (Substation and Underground Cables)** **1975-1977 - Senior District Manager in Petaling Jaya District** **1971-1975 - Construction Engineer (Substation and Underground Cables)** **1966-1971 - Assistant Distribution Engineer in Kuala Lumpur and Klang**
Directorship of public companies (if any)	:	**NIL**
Family relationship with any director and/or major shareholder of the listed issuer	:	**NIL**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Shares in TNB via ESOS as at 31 August 2001 - 72,000**
Composition of Audit Committee (Name and Designation of members after change)	:	**Dato' Lau Yin Pin (Independent Non-Executive Chairman)** **Tan Sri Dato' Chan Choong Tak (Independent Non-Executive Director)** **Dato' Hari Narayanan a/l Govindasamy (Independent Non-Executive Director)** **Dato' Mohd. Yusof bin Ibrahim (Independent Non-Executive Director)**
Remarks	:	

Reference No **TN-011108-62291**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**08/11/2001**

Date of change	:	**07/11/2001**
Type of change	:	**Appointment**
Designation	:	**Director**
Directorate	:	**Independent & Non Executive**
Name	:	**SHAZIMAN BIN ABU MANSOR**
Age	:	**37**
Nationality	:	**MALAYSIAN**
Qualifications	:	**BACHELOR OF SCIENCE IN CIVIL ENGINEERING**
Working experience and occupation	:	**(I) AOKAM TIN BHD (1989)** **(2) SHAZIMAN ENTERPRISE, ENTREPRENEUR (1990 - PRESENT)** **(3) SURIA ELEKTRONICS SDN. BHD.,EXECUTIVE DIRECTOR (1994-1998)** **(4) INTER-BUILDERS (M) SDN. BHD., DIRECTOR (1995-PRESENT)**
Directorship of public companies (if any)	:	**NIL**
Family relationship with any director and/or major shareholder of the listed issuer	:	**NIL**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**NIL**
Composition of Audit Committee (Name and Designation of members after change)	:	**DATO' LAU YIN PIN (INDEPENDENT NON- EXECUTIVE CHAIRMAN)** **TAN SRI DATO' CHAN CHOONG TAK(INDEPENDENT NON-EXECUTIVE DIRECTOR)** **DATO' HARI NARAYANAN A/L GOVINDASAMY (INDEPENDENT NON-EXECUTIVE DIRECTOR)** **DATO' MOHD YUSOF BIN IBRAHIM (INDEPENDENT NON-EXEXCUTIVE DIRECTOR)** **SHAZIMAN BIN ABU MANSOR (INDEPENDENT NON-EXECUTIVE DIRECTOR)**
Remarks	:	

Reference No TN-011123-60687
Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 23/11/2001

Type : **Announcement**
Subject : **PROPOSED AQUISITION OF 70% EQUITY INTEREST IN SEPANG POWER SDN BHD BY TENAGA NASIONAL BERHAD FROM MALAYSIAN RESOURCES CORPORATION BERHAD**

Contents :

Tenaga Nasional Berhad (TNB) wishes to announce that on 23rd November 2001, TNB had entered into a conditional sale and purchase agreement with Malaysian Resources Corporation Berhad (MRCB) for the acquisition of MRCB's entire 70% stake in Sepang Power Sdn Bhd (SPSB) for a purchase consideration of RM115 million. The purchase consideration was arrived at on a willing-buyer willing-seller basis.

SPSB is a joint-venture company, which has been given a letter of award by the Economic Planning Unit (EPU) to undertake the development of a 710 MW, combined-cycle power plant in the district of Kuala Langat, Selangor. Kumpulan Darul Ehsan Berhad holds the remaining 30% equity. The acquisition is subject to conditions inter alia and approval from the relevant authorities.

The conditional sale and purchase agreement is in the best interest of TNB after taking into consideration the following factors: -

1. The electricity supply industry is anticipating a moderate electricity demand growth. The acquisition of MRCB's entire stake in SPSB will provide TNB the flexibility to manage the electricity demand supply balance and consequently averting a situation of excessive generating capacity; and

2. The acquisition will enable TNB to defer capacity payment amounting to approximately RM300 million annually, considering this capacity payment, which would otherwise have to be borne by TNB even if the capacity is not utilized due to expected lower demand in the near to medium term.

Reference No TN-01...0950

Company Name : TENAGA NASIONAL BHD

Stock Name : TENAGA

Date Anno... : 26/11/2001

...query

...23-42008

...LE ENTITLED " MRCB SELLING STAKE IN SEPANG POWER TO TNB"

...newspaper report dated 22 November 2001 on the above. The report is purely based on ...culation and did not provide the source for the information. Up to that date TNB has not given ...formation regarding the said transaction to any newspaper or media. However it is true that MRCB ...as made an offer to TNB for TNB to take the whole equity stake of MRCB totalling 70% of the company's paid up capital. TNB has agreed to consider the offer subject to the price negotiation and terms. As at the date of the report both parties are still at negotiation stage and have yet to reach final agreement.

As you are already aware, on Friday 23 November 2001 both parties has agreed on terms of the offer a... signed Sales and Purchase Agreement for the purchase of 70 % equity in Sepang Power from MRCB. Both parties have announced to KLSE immediately on that day and have provided the transaction det... including the purchase price of RM 115 million.

LL/ASL/ZO...

c.c. Securiti...

Query Letter content :
We refer to the above news article appearing in The Star, Business Section, pages 1 and 3, on Thursday, 22 November 2001, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
" MALAYSIAN Resources Corp Bhd (MRCB) is selling its 70% equity interest in Sepang Power Sdn Bhd to Tenaga Nasional Bhd (TNB) for close to RM120mil cash."
"... the planting of the Sepang power plant would be delayed ..."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading ...ects of the same. In the event you confirm the above sentences or any other ...above reported article, you are required to set forth facts ...the same.
...with your reply within one (1) market day from the

Reference No TN-011126-60950

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 26/11/2001

Type : **Reply to query**
Reply to Query Letter by KLSE reference ID : **ZO-011123-42008**
Subject : **ARTICLE ENTITLED " MRCB SELLING STAKE IN SEPANG POWER TO TNB"**

Contents :

Reffering to the newspaper report dated 22 November 2001 on the above. The report is purely based on market speculation and did not provide the source for the information. Up to that date TNB has not given any information regarding the said transaction to any newspaper or media. However it is true that MRCB has made an offer to TNB for TNB to take the whole equity stake of MRCB totalling 70% of the company's paid up capital. TNB has agreed to consider the offer subject to the price negotiation and terms. As at the date of the report both parties are still at negotiation stage and have yet to reach final agreement.

As you are already aware, on Friday 23 November 2001 both parties has agreed on terms of the offer and signed Sales and Purchase Agreement for the purchase of 70 % equity in Sepang Power from MRCB. Both parties have announced to KLSE immediately on that day and have provided the transaction details including the purchase price of RM 115 million.

Query Letter content :
We refer to the above news article appearing in The Star, Business Section, pages 1 and 3, on Thursday, 22 November 2001, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
" MALAYSIAN Resources Corp Bhd (MRCB) is selling its 70% equity interest in Sepang Power Sdn Bhd to Tenaga Nasional Bhd (TNB) for close to RM120mil cash."
"... the planting of the Sepang power plant would be delayed ..."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

LISA LAM
Senior Manager, Listing Operations

LL/ASL/ZOOS
c.c. Securities Commission (via fax)

Reference No **TN-011129-62158**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**29/11/2001**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-011123-42008**
Subject	:	**ARTICLE ENTITLED " MRCB SELLING STAKE IN SEPANG POWER TO TNB" - ".......the planting of the Sepang Power Plant would be delayed....."**

Contents :

Refering to the newspaper report dated 22 November 2001 and the above statement, the report was based purely on speculation. TNB only discussed with the relevant Government agencies the outlook of the power industry in light of the moderate economic growth announced by the Government lately on 23 November 2001. With the adoption of the Government of the lower growth in electricity demand, TNB needs to look to reschedule future generation capacity addition (including Sepang Power Plant) in order to maintain a healthy demand-supply balance.

Query Letter content :
We refer to the above news article appearing in The Star, Business Section, pages 1 and 3, on Thursday, 22 November 2001, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
" MALAYSIAN Resources Corp Bhd (MRCB) is selling its 70% equity interest in Sepang Power Sdn Bhd to Tenaga Nasional Bhd (TNB) for close to RM120mil cash."
"... *the planting of the Sepang power plant would be delayed ...*"
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/ASL/ZOOS
c.c. Securities Commission (via fax)

Reference No **TN-011130-63780**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**30/11/2001**

Type	:	**Announcement**
Subject	:	**NOTICE OF EXTRAORDINARY GENERAL MEETING**

Contents :

NOTICE IS HEREBY GIVEN THAT an Extraordinary General meeting of Tenaga Nasional Berhad (TNB) will be held **at the Dewan Serbaguna, Kompleks Sukan TNB, Jalan Pantai Baru, 59200 Kuala Lumpur on Saturday, 22nd December 2001 at 9.30 am** for the purpose of considering and if thought fit, pass the following resolution:-

SPECIAL RESOLUTION:
-PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

"**THAT**, the deletions, alterations, modifications, variations and additions to the Articles of Association of the Company as set out in Appendix II of the Circular to Shareholders dated 1 December 2001 be and hereby approved."

By Order of the Board

Datin Azizah binti Osman (LS 0014)
Company Secretary

Kuala Lumpur
1 December 2001

NOTES:

1. Any Member entitled to attend and vote at this Meeting is entitled to appoint another person or persons (whether a Member or not) as his proxy, or by a duly authorised representative for the particular case to attend and vote in his stead. A proxy need not be a Member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his corporation, either under its common seal or under the hand of an officer or attorney duly appointed under a power of attorney. The Form of proxy must be deposited at the Registered Office, Tenaga Nasional Berhad not less than forty eight (48) hours before the time fixed for holding the Meeting or any adjournment thereof.

2. Registration of Members/Proxies attending the Meeting will be from 8.00 am on the day of the Meeting. Members/Proxies are required to produce identification document for registration.

Reference No TN-011130-63282

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 30/11/2001

Type : **Announcement**
Subject : **NOTICE OF ANNUAL GENERAL MEETING**

Contents :

NOTICE IS HEREBY GIVEN THAT THE ELEVENTH ANNUAL GENERAL MEETING of Tenaga Nasional Berhad will be held at the Dewan Serbaguna, Kompleks Sukan TNB, Jalan Pantai Baru, 59200 Kuala Lumpur on Saturday, 22 December 2001, at 10.00 am for the following purposes :-

1. RESOLUTION 1 To receive the Directors' Report and Audited Financial Statements for the financial year ended 31 August 2001 and the Auditors' Report thereon.

2. **RESOLUTION 2** To approve the declaration of a final tax exempt dividend of 4.3 sen per ordinary share for the financial year ended 31 August 2001.

3. **RESOLUTION 3** To approve the Directors' fees.

4. **RESOLUTION 4** To re-elect as Director, Datuk Zainun Aishah binti Ahmad, who retires in accordance with Article 135 of the Company's Articles of Association and being eligible, offers herself for re-election.

5. **RESOLUTION 5** To re-elect as Director, Dato' Lau Yin Pin @ Lau Yen Beng, who retires in accordance with Article 135 of the Company's Articles of Association and being eligible, offers himself for re-election.

6. **RESOLUTION 6** To re-elect as Director, Dato' Dr. Halim bin Shafie, who retires in accordance with Article 133 of the Company's Articles of Association and being eligible, offers himself for re-election.

7. **RESOLUTION 7** To re-elect as Director, Dato' Hamzah bin Bakar, who retires in accordance with Article 133 of the Company's Articles of Association and being eligible, offers himself for re-election.

8. **RESOLUTION 8** To re-elect as Director, Dato' Iskandar Dzakurnain bin Badarudin, who retires in accordance with Article 133 of the Company's Articles of Association and being eligible, offers himself for re-election.

9. **RESOLUTION 9** To re-elect as Director, Pian bin Sukro @ Sukoro, who retires in accordance with Article 133 of the Company's Articles of Association and being eligible, offers himself for re-election.

10. **RESOLUTION 10** To re-elect as Director, Shaziman bin Abu Mansor, who retires in accordance with Article 133 of the Company's Articles of Association and being

eligible, offers himself for re-election.

11. **RESOLUTION 11** To re-appoint Messrs PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration.

12. **RESOLUTION 12** As Special Business :
To consider and if thought fit, to pass the following Resolution.

ORDINARY RESOLUTION

"THAT pursuant to Section 132D of the Companies Act, 1965, full authority is hereby given to the Directors to issue shares in the capital of the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed 10 percent of the issued share capital of the Company for the time being, subject to the Companies Act, 1965 and Articles of Association of the Company and approval from the Kuala Lumpur Stock Exchange and other relevant bodies where such approval is necessary".

13. To transact any other business of which due notice shall have been given in accordance with the Companies Act, 1965.

NOTICE OF BOOK CLOSURE

NOTICE IS HEREBY GIVEN THAT the Register of Members of the Company will be closed from 27 December 2001 to 1 January 2002 (both dates inclusive) for the purpose of determining shareholders' entitlement to the dividend. The dividend, if approved by Members at the Eleventh Annual General Meeting, will be paid on 16 January 2002.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 pm on 21 December 2001 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 12.30 pm on 26 December 2001 in respect of ordinary transfers; and

(c) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

By Order of the Board

Datin Azizah binti Osman
(LS 0014)
Company Secretary

Kuala Lumpur, Malaysia
1 December 2001

NOTES :-

i) **Resolution 12**

The proposed Ordinary Resolution, if passed, is to give the Directors of the Company flexibility to issue and allot shares for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting. This authority will expire at the next Annual General Meeting of the Company.

ii) **Proxy**

Any Member entitled to attend and vote at this Meeting is entitled to appoint another person or persons (whether a Member or not) as his proxy, or by a duly authorised representative for the particular case to attend and vote in his stead. A proxy need not be a Member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his corporation, either under its common seal or under the hand of an officer or attorney duly appointed under a power of attorney. The Form of Proxy must be deposited at the Registered Office, Tenaga Nasional Berhad Headquarters, 129 Jalan Bangsar, 59200 Kuala Lumpur not less than forty eight (48) hours before the time fixed for holding the Meeting or any adjournment thereof.

iii) **Registration of Members/Proxies**

Registration of Members/Proxies attending the Meeting will be from 8.00 am on the day of the Meeting. Members/Proxies are required to produce identification documents for registration.

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **04/12/2001**

Type : **Announcement**
Subject : **PROPOSED ISLAMIC PRIVATE DEBT SECURITIES ISSUANCE PROGRAMME OF UP TO RM2.0 BILLION IN NOMINAL VALUE ("PDS PROGRAMME")**

Contents :

The Board of Directors of Tenaga Nasional Berhad ("TNB") is pleased to announce that the Securities Commission ("SC") had on November 21, 2001 approved TNB's proposed RM2.0 billion in nominal value Private Debt Securities comprising of 20-year Al-Bai Bithaman Ajil ("ABBA") Bonds Programme. Aseambankers Malaysia Berhad is the Adviser, Lead Arranger and the Facility Agent and Malayan Banking Berhad is the Co-Arranger for the PDS Programme. The financing documents were executed on December 3, 2001. The PDS Programme comprises of RM2.0 billion in nominal value Fixed Rate Bonds ("Bonds") under the Islamic Financing concept of Al Bai' Bithaman Ajil ("ABBA") with a maturity of twenty (20) years from the Issue Date. The proceeds from the Bonds will be utilised to refinance its existing credit facilities and to part-finance general capital expenditure.

By tapping the Malaysian capital markets, TNB intends to achieve lower financing costs and a cost-efficient funding structure for the Company. The Bonds will not have any effects on the:-

(i) issued and paid-up capital;
(ii) net tangible assets per share;
(iii) substantial shareholdings structure; and
(iv) dividend rate

of TNB. The Bonds should not have any material effects on the earnings for the financial year ending August 31, 2002 of TNB.

Reference No TN-011204-62501

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**04/12/2001**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-011127-63209**
Subject	:	**PROPOSED ACQUISITION OF 70% EQUITY INTEREST IN SEPANG POWER SDN. BHD. BY TENAGA NASIONAL BERHAD FROM MALAYSIAN RESOURCES CORPORATION BERHAD**

Contents :

1. The purchase consideration will be satisfied in the following manner :

i) An initial payment of 10% upon execution of the Agreement For Sale and Purchase of Shares; and

ii) the balance of 90% on Completion Date which is the tenth Business Day following the date of the last of the Conditions Precedent is satisfied or other date as the Parties may agree in writing.

2. Net loss based on the latest audited accounts is RM8,239 and the net tangible assets is RM491,761.

3. There is minimal impact on earnings per share and net tangible assets. The transaction is only 0.7% of TNB's net tangible assets of RM16.378 billion. There is no effect on share capital and substantial shareholders' shareholding.

4.
a. Not applicable as the consideration is satisfied by cash.
b. Internally generated funds and the vendor is Malaysian Resources Corporation Berhad (MRCB).
c. Not applicable as all liabilities is at Sepang Power Sdn Bhd (SPSB) level and not at TNB level.
d. The original cost of investment was RM500,000 which was invested on 23rd June 2000. A further RM200,000 was injected on 28th November 2000.

5. Not applicable as purchase consideration will be satisfied by cash (please refer to point no. 1.)

6. The transaction is not subject to the approval of shareholders but is subject to the approval of Economic Planning Unit (EPU), Foreign Investment Committee (FIC) and other relevant regulatory authorities, if required.

7. EPF has about 12% stake in MRCB as well a 7.3% stake in TNB. EPF has therefore direct interest in the trasaction.

8. Rationale for the transaction:-

a. The electricity supply industry is anticipating a moderate electricity demand growth. The acquisition of MRCB's entire stake in SPSB will provide TNB the flexibility to manage the electricity demand supply balance and consequently averting a situation of excessive generating capacity; and

b. The acquisition will enable TNB to defer capacity payment amounting to approximately RM300 million annually, considering this capacity payment, which would otherwise have to be borne by TNB even if the capacity is not utilized due to expected lower demand in the near to medium term.

9. Salient features of the agreement:-

a) The sale consideration will be satisfied in the following manner :

i) an initial payment of 10% upon execution of the Agreement For Sale and Purchase of Shares

ii) the balance of 90% on Completion Date which is the tenth Business Day following the date of the last of the Conditions Precedent is satisfied or other date as the Parties may agree in writing.

a) The Sale Shares shall be disposed of free from all encumbrances and together with all the rights and benefits attached thereto upon completion of the Proposed Disposal

b) The sale, purchase and transfer of the Sale Shares are conditional upon the following:-

i) The approvals of the Foreign Investment Committee, EPU and any other relevant regulatory authorities, if required.

ii) The approvals of the shareholders of MRCB.

iii) The notification by SPSB that KDEB is not exercising its first right of refusal to purchase the Sale Shares pursuant to the Shareholders' Agreement dated 25 October, 2000.

An independent consultant was appointed to do the valuation based on the equity DCF model. Using the equity model DCF model, the cash flows attributable to the ordinary shareholders (dividend cash flows) are discounted at a required rate of return, which is the cost of equity.

The documents can be inspected during office hours at the following address:-

Ventures Division
Tenaga Nasional Berhad
5th Floor, Head Office Building
No. 129, Jalan Bangsar
50732 Kuala Lumpur

10. The terms of the transaction were agreed upon on 23rd November 2001.

11. Construction Risk.

12. Both parties have three (3) months to comply with the conditions precedent after the signing date

plus additional 3 months extension if required by both parties.

13. Not applicable as purchase consideration is satisfied by cash.

Query Letter content :
We refer to your announcement dated 23 November 2001, in respect of the aforesaid matter.
In this connection, kindly furnish the Exchange with the following additional information for public release:-
How the consideration will be satisfied, including the terms of any arrangement for receipt of payment on a deferred basis.
The net profits and net tangible assets or net book value of the asset based on the latest audited accounts.
The effect of the transaction on the earnings per share, net tangible assets per share, share capital and substantial shareholders' shareholding.
a) where the consideration is to be satisfied in whole or in part by an issue of securities:-
i) the number, type and par value of securities to be issued;
ii) the ranking of the securities;
iii) whether listing will be sought for the securities;
iv) the issue price and the basis of determining the issue price; and
v) the principal activity of the vendor and names of its directors and substantial
shareholders;
(b) where the purchase consideration is to be satisfied by cash, the source of funding and details of
the vendor;
(c) particular of all liabilities to be assumed by the Company, arising from the transaction; and
(d) the original cost of investment to the vendor and the date of such investment
5. Where the consideration is in the form of equity share capital, the weighted average market price for the equity share capital for the 5 market days prior to the date on which the terms of the transaction were agreed upon.
6. Whether the transaction is subject to the approval of shareholders and the relevant government authorities.
7. Whether the directors and/or major shareholders and/or persons connected with a director or major shareholders, have any interest, direct or indirect, in the transaction and the nature and extent of their interests. For a connected person, the nature of the relationship with such director and/or major shareholder and the name of the connected person.
8. The rationale for the transaction.
9. The salient features of the agreement and valuation report, if any and the time and place where such documents may be inspected.
10. The date on which the terms of the transaction were agreed upon.
11. The risk factors of the assets, businesses or interests to be acquired.
12. The estimated time frame for the completion of the transaction.
13. A statement whether the intended transaction has departed from the Commission's Policies and Guidelines on Issue/Offer of securities.
Please furnish the Exchange with your reply within two (2) market days from the date hereof.

Yours faithfully

LISA LAM
Senior Manager, Listing Operations

KLL/ZOOS

Reference No **KK-011204-64312**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **04/12/2001**

Type : **Announcement**
Subject : **MAJOR RESTRUCTURE AT TENAGA NASIONAL BERHAD TO BENEFIT STAKEHOLDERS**

Contents :

KUALA LUMPUR --- Global trends, industry developments, changing customer behaviour and new issues have prompted TNB to regroup its organisational structure so as to deliver optimum value to the customer, shareholder and employee.

In a statement issued today, TNB chairman Dato' Dr Jamaludin bin Dato' Mohd Jarjis said, "The move to regroup sees TNB realigning its business activities to the company's core business of generation, transmission and distribution of electricity in the most efficient and methodical manner."

The last restructure exercise by TNB was in 1998 when the utility was preparing for the deregulation process. With deregulation set aside, today's move by TNB to restructure is to create value in the core business chain with emphasis on a harmonious blend by the business groups lending support to make TNB a stronger and more successful electric utility.

The restructuring plan also incorporates the requirements of the Malaysian Code on Corporate Governance that would instill proper management controls and greater transparency. PWC Consulting of PricewaterhouseCoopers who developed the restructuring plan, have taken this into cognisance and made it an important consideration for TNB's success.

"The external consultants have recommended re-grouping and consolidation of the various support functions to focus on providing better and more efficient service to the core business, increasing accountability through clearer reporting lines, avoiding duplication, and seizing opportunities to further consolidate and better manage resources and costs," said Dato' Dr Jamaludin.

Four distinct groups have evolved in the new restructuring – the core business group, the engineering and logistics group, the corporate services support group, and the education and research group – all of which report to the chief executive officer Encik Pian bin Sukro who was recently appointed by the Board. Each of the groups will comprise divisions which are to be headed by vice presidents. The vice presidents are expected to manage subsidiaries or departments that provide a related business or service in each of the divisions.

"Employees will benefit from this new design and turn in a greater productivity ratio for the customer and shareholder," he said.

In the core business group, Haji Ab Hadi Md Deros is vice president of generation, Mohd Zainal Azirun is vice president of transmission, Engku Hashim Al Edrus bin Engku Pengiran Anum is vice president of distribution while Nurul Azman Abas is managing director of Sabah Electricity Sdn Bhd.

In the engineering and logistic services group, Haji Shafie Mat Zin is vice president of engineering

services and Dato' Tengku Mahmood Tengku Hamid is vice president of logistical support.

The corporate support services group comprises Dato' Syed Fahkri Barakbah who is vice president of finance, Datin Azizah Osman who is vice president human resource/company secretary, and Datuk Md Sidek Ahmad who is vice president of corporate affairs.

Che' Zurina Zainul Abidin is chief coordinator of education and research with vice president status.

According to Dato' Dr Jamaludin, the restructuring of TNB would provide for TNB's longer-term objectives and strategic direction for a successful business entity.

Earlier this year, TNB had forwarded a new electricity industry structure to the Malaysian government. The proposed plan was based on the recognition that adequate, reliable supply of electricity is paramount for Malaysia's economic stability and success. This industry model, called the Malaysia Managed Market, or M3, was tailored to the unique needs of Malaysia and based on a smart partnership concept with the private sector. It was to avoid the colossal crisis faced by California, Canada and New Zealand which took the deregulation path.

"Trends and developments in the electricity power industry, both locally and globally, have provided us with a better insight on how to successfully run the electricity business - where others have failed, we have learnt to be wiser and better," he added.

Tenaga 4Dec 2001.pdf

Reference No **TN-011213-60197**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	13/12/2001

Date of change	:	**13/12/2001**
Type of change	:	**Appointment**
Designation	:	**Joint Secretary**
License no.	:	**LS 008112**
Name	:	**SAZLIN AYESHA BINTI ABDUL SAMAT**
Working experience and occupation during past 5 years	:	**4 YEARS, ASSISTANT COMPANY SECRETARY**
Remarks	:	

Reference No **TN-011222-58208**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**22/12/2001**

Type	:	**Announcement**
Subject	:	**ELEVENTH ANNUAL GENERAL MEETING**

Contents :

The Board of Directors is pleased to inform that the shareholders of the Company have approved all the Ordinary Resolutions at the Eleventh Annual General Meeting of the Company held on 22 December 2001 at 10.00 am.

Reference No **TN-011222-58640**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**22/12/2001**

Type	:	**Announcement**
Subject	:	**EXTRAORDINARY GENERAL MEETING**

Contents :

The Board of Directors is pleased to inform that the Special Resolution with respect to amendments to the Memorandum and Articles of Associations was passed at the Extraordinary General Meeting of the Company held on 22 December 2001 at 9.30 am.

Reference No **TN-011222-58858**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	22/12/2001

Date of change	:	**22/12/2001**
Type of change	:	**Resignation**
	:	**Boardroom**
Designation	:	**Director**
Directorate	:	**Independent & Non Executive**
Name	:	**Dato' Mohd Yusof bin Ibrahim**
Age	:	**59**
Nationality	:	**Malaysian**
Qualifications	:	**Diploma in Electrical Engineering, Brighton College of Technology, UK** **Master in Philosophy, Brighton Polytechnic, UK**
Working experience and occupation	:	**1967- 1979 Electrical Engineer** **1982-1986 Assigned to Universiti Pertanian Malaysia** **1986 Deputy Head Engineer** **1986-1992 Acting Head Engineer** **1992 General Manager (Customer Service)** **1994 Senior General Manager (Distribution)** **1995 - 1997 Senior General Manager (Energy Supply)/Executive Director** **1998 - Director of TNB**
Directorship of public companies (if any)	:	**NIL**
Family relationship with any director and/or major shareholder of the listed issuer	:	**NIL**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**49,000 via ESOS**
Remarks	:	

Reference No **TN-011222-60251**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	22/12/2001

Date of change	:	**22/12/2001**
Type of change	:	**Resignation**
Designation	:	**Director**
Directorate	:	**Independent & Non Executive**
Name	:	**Dato' Mohd Yusof bin Ibrahim**
Age	:	**59**
Nationality	:	**Malaysian**
Qualifications	:	**Diploma in Electrical Engineer, Brighton College of Technology, UK Masters in Philosophy, Brighton Polytechnic, UK**
Working experience and occupation	:	**1967- 1979 Electrical Engineer 1982-1986 Assigned to Universiti Pertanian Malaysia 1986 Deputy Head Engineer 1986-1992 Acting Head Engineer 1992 General Manager (Customer Service) 1994 Senior General Manager (Distribution) 1995 - 1997 Senior General Manager (Energy Supply)/Executive Director 1998 - Director of TNB**
Directorship of public companies (if any)	:	**NIL**
Family relationship with any director and/or major shareholder of the listed issuer	:	**NIL**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**49,000 via ESOS**
Composition of Audit Committee (Name and Designation of members after change)	:	**Dato' Lau Yin Pin @ Lau Yen Beng (Independent Non Executive Chairman) Tan Sri Chan Choong Tak @ Chan Choong Tack (Independent Non Executive Director) Dato' Hari Narayanan a/l Govindasamy (Independent Non Executive Director) Shaziman bin Abu Mansor (Independent Non Executive Director)**
Remarks	:	

Reference No **TN-011226-61439**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**26/12/2001**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-011224-44893**
Subject	:	**(i) ARTICLE ON BLOOMBERG ENTITLED:"Tenaga May Rise On IPP Sale Report" (ii) ARTICLE IN BUSSINESS TIMES ENTITLED:" Tenaga to cut debt by selling non-core assets"**

Contents :

We refer to your letter dated 24 December 2001 on the news articles that appeared on Bloomberg and Bussiness Times (page 13) last Monday, 24 December 2001.

We wish to inform the Kuala Lumpur Stock Exchange that Tenaga Nasional Berhad (TNB) together with an independent advisor is currently undertaking an in-depth study on its options regarding its present equity stake in Independent Power Producers (IPPs). We expect to start talking to the relevant parties once the study is completed and deliberated by the Management and the Board of Directors.

The proposed divestment of TNB's equity stake in the IPPs is part of TNB's continuos effort to find avenues to reduce its gearing level and to realize the value of its investment in the IPPs. TNB hopes to conclude the study in due course and will advise KLSE accordingly.

Query Letter content :
We refer to the above news articles appearing on Bloomberg and Business Times, page 13, both on Monday, 24 December 2001, a copy each of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
" ... company trying to conclude sale of minority stakes in at least 2 independent power producers in 1Q 2002. Chairman Jamaludin Jarjis identified one of them as Port Dickson Power."
"Stake sale exercise expected to be concluded by end-2002, and raise MYR1.5-MYR2 billion."
"Tenaga aims to raise as much as RM1.5 billion by selling its minority stakes in Malaysian power projects it ventured with diversified Sime Darby Bhd, YTL Corp and casino group Genting Bhd."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.

Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager, Listing Operations
KLL/YYT/ZOOS
c.c. Securities Commission (via fax)

Reference No **TN-011231-67241**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **31/12/2001**

Type : **Announcement**
Subject : **TENAGA NASIONAL BERHAD ("TNB")**
PROPOSED DIVESTMENT OF STESEN JANAELEKTRIK SULTAN SALAHUDDIN ABDUL AZIZ SHAH LOCATED AT KAPAR, SELANGOR DARUL EHSAN ("KAPAR POWER STATION") BY TNB TO KAPAR ENERGY VENTURES SDN. BHD. ("KEV"), A WHOLLY-OWNED SUBSIDIARY OF MALAKOFF BERHAD ("MALAKOFF")

Contents :

We refer to TNB's announcements dated 31 July 2000, 31 January 2001, 31 July 2001 and 28 September 2001 in relation to the conditional asset sale agreement entered into between TNB and KEV on 31 July 2000 for the proposed divestment of the Kapar Power Station by TNB to KEV ("Asset Sale Agreement") wherein TNB and KEV had mutually agreed in writing to the conditions stated in the announcements dated 31 July 2001 and 28 September 2001.

TNB is pleased to announce that on 31 December 2001, TNB, KEV and Malakoff have mutually agreed in writing to, inter-alia, the following parameters to reflect a sale of only 40% interest in the Asset:-

(i) revision of the average tariff rate for the sale and purchase of electrical energy generated from the Assets to 10.62 sen/kWh; and

(ii) a corresponding revision of the purchase consideration for the sale and purchase of the Assets to RM4,200,000,000, which shall be paid in full by KEV to TNB upon completion of the sale of the Assets to KEV.

TNB, KEV and Malakoff also agreed in writing to extend the Conditions Period for an additional period of 3 months up to and inclusive of 31 March 2002 for the purpose of satisfying or waiving the conditions precedent of the Asset Sale Agreement. In this connection, it is the intention of TNB, KEV and Malakoff to utilise the extension to negotiate and finalise a Supplemental Agreement in relation to the Asset Sale Agreement and the Project Agreements and Commercial Agreements to incorporate the revised structure of the proposed divestment of the Asset. Announcement will be made once the relevant agreements are entered into by the parties.

COPIES OF SUBMISSION TO
KUALA LUMPUR STOCK EXCHANGE AND
PRESS STATEMENT
MADE BY
TENAGA NASIONAL BERHAD
JANUARY 2002 – JUNE 2002

SIARAN AKHBAR
PRESS RELEASE

TENAGA NASIONAL BERHAD (200866-W)

S.A. Bil 2002/04/24

Tenaga Nasional Berhad (TNB) today announced an operating profit of RM 2,410.9 million for the first six months of FY2002 ended 28th February 2002, compared to RM 2,214.7 million in the corresponding period of the previous year.

The period under review recorded an encouraging 5.7% growth in revenue over the previous corresponding period, from RM 7,055.7 million to RM 7,459.3 million. The increase in revenue is driven primarily by higher demand for electricity from the domestic and commercial sectors as well as contribution from its subsidiary in Pakistan, Liberty Power Limited.

Continuous upgrading of processes and enforcement of tighter cost control instituted at the operational and support levels are testimonies to the Group's overall improvements. For the first six months of FY2002, net profit after taxation attributable to shareholders totaled RM 1,569.8 million (EPS of 50.5 sen) compared to RM 1,466.4 million (EPS of 47.2 sen) from the previous corresponding period, representing an increase of 7.05%.

The depreciation of Yen has mainly contributed towards RM 819.8 million in foreign exchange gain for the first six months of FY2002 against the foreign exchange gain of RM545.6 million made in the previous corresponding period.

The Board of Directors has recommended a tax-exempt interim dividend of 3 sen per share equivalent to approximately 4.2 sen gross per share (2001: 4 sen gross less income

tax of 28%) in respect of the financial year ending 31st August 2002. In view of the economy showing increasing signs of recovery, the Directors, barring any unforeseen circumstances, expect the Group's performance for the year to be satisfactory.

Issued on 26th April 2002.

ANALYST

TENAGA
NASIONAL BERHAD

Half Year Results Announcement
FY 2002

26 April 2002
Pergau Room, Kelab Kilat
Tenaga Nasional Berhad

1

Analyst Briefing

TENAGA NASIONAL BERHAD

1st Half Unaudited Financial Results for Financial Year 2002

26 April 2002

Kuala Lumpur

2

Contents

- *Part 1- Operations Performance*
- *Part 2- Financial Performance*
- *Part 3- Summary of Financial Results*
- *Conclusion*

Part 1

GROUP OPERATIONS PERFORMANCE

By

PRESIDENT/ CHIEF EXECUTIVE OFFICER

Sources of Revenue


Electricity Sales
97.1%
Other Income
1.2%
Deferred
Income
1.7%
Electricity Sales
Deferred Income
Other income

Total Revenue 1st Half FY2002 = RM 7,459.3 million
1st Half FY2001 = RM 7,055.7 million

Note: LPL Sales RM 145.2 mil
SESB Sales RM 261.0 mil

5

Supply- Demand Outlook

Maximum Demand recorded in 18 April, 2002 was 10, 406 MW

Demand Forecast FY 2002 4-5%, FY 2003-FY 2005 approximately 6-7%



MW
Reserve Margin (%)
20000
15000
10000
5000
0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
24.9%
28.9%
32.0%
34.5%
35.5%
35.9%
34.6%
12,135
13,135
14,041
15,302
16,662
18,112
19,522
2000
2001
2002F
2003F
2004F
2005F
2006F
Installed Capacity
Reserve margin %
R.Margin (Jul'01)%

Note: Figures represent supply (Peninsular Malaysia only) from committed plant up projects

6

TNB Electricity Consumption (Group)

Unit (Gwh)



Domestic 18%
Others 3%
Commercial 28%
Industrial 51%

RM (million)



Domestic 18%
Others 3%
Commercial 33%
Industrial 46%

Total unit 30,760.2 Gwh

1st Half FY 2001 Total Unit 29,188.8 Gwh

Total RM 7,243.1mil

1st Half FY 2001 Total RM 6,853.6 mil

Note: Others represent public lighting, mining and LPL sales

Industry Generation Mix (GWh) for Peninsular M'sia and Sabah


Oil
6%
Distillete
1%
Coal
10%
Hydro
8%
Gas
75%

Units sent out by TNB:
FY2002 : 19,088.8 GWh

Units sold by IPPs:
FY2002 14,733.8 GWh
(include IPP SESB)

Installed Capacity as at Feb 02
TNB: 9,383 MW
IPP: 5,670 MW (include IPP SESB)

Note: Figures to exclude LPL

Operations Performance

Generation


Percentage
(%)
90
85
80
75
70
81.8
87.2
86.7
80.8
73.7
89.5
1998
1999
2000
2001
2002E
2003E
Plant Availability

Operations Performance


Minutes
Transmission
60
50
40
30
20
10
0
54.43
47.65
24.67
17.00
16.00
14.00
1998
1999
2000
2001
2002E
2003E

System Minutes*

* System Minutes = Energy unsupplied (MWhr) * 60 / Peak Demand (MW)


Minutes
Distribution
600
500
400
300
200
100
604
349
319
249
200
165
1998
1999
2000
2001
2002E
2003E

SAIDI*

* SAIDI = No of minutes loss / No of Customers

Part 2

FINANCIAL PERFORMANCE

Managing Operating Cost

- *Operating profit recorded an increase of 8.9% on the back of a 5.7% improvement in revenue. This was achieved despite an increase in overall cost by 4.3%.*

Operating cost excluding interest and depreciation
for 1st Half FY 2002 and FY 2001


1H 01
1H 02
3.5
3.5
2.0
16.6
3.6
1.2
16.4
0
5
10
15
20
Average cost per kwh (cents)
Capacity Payment
Energy Cost
TNB Fuel
Staff Costs
Repair & Maintenance
General Expenses

Average Fuel Cost,RM/GJ for TNB Power Plants (excluding generation by hydro plants)


RM/GJ
40
35
30
25
20
15
10
5
0
Gas
Coal
MFO
Distillate
Weighted Average
Sept-99
Okt-99
Nov-99
Dis-99
Jan-00
Feb-00
Mac-00
Apr-00
Mei-00
Jun-00
Jul-00
Ogos-00
Sept-00
Okt-00
Nov-00
Dis-00
Jan-01
Feb-01
Mac-01
Apr-01
Mei-01
Jun-01
Jul-01
Ogos-01
Sept-01
Okt-01
Nov-01
Dis-01
Jan-02
Feb-02

Loan Mix

1H FY 2001


RM
45%
OTHERS
1%
USD
24%
YEN
27%
STG
3%

1H FY 2002


RM
48%
OTHERS
2%
USD
25%
YEN
21%
STG
4%

1H FY 2001	1H FY 2002
Weighted Average Interest Rate 5.29%	*Weighted Average Interest Rate 5.30%*
Total Debt = RM 27.70 billion	*Total Debt = RM 28.05 billion*
US$/RM = 3.80	*US$/RM = 3.80*
100 YEN/RM = 3.2596	*100 YEN/RM = 2.8395*
USD/YEN = 116.6 Yen	*USD/YEN = 133.8 Yen*

Loan Maturity


10
8
6
4
2
0
Amount (RM Billion)
2004
2006
2008
2010
2012
2096
Years

As at 28 Feb 2002

Note: Loan balances after 2012 to 2096: RM 9.9 billion

Interest Rate Mix


20
15
10
5
0
RM Billion
13.52
21.8 %
78.2 %
14.53
44.7 %
55.3 %
Local
Foreign
Fixed
Floating

As at 28 Feb 2002

Tenaga's CAPEX Trend


8
6
4
2
0
RM Billion
6.27
5.00
7.74
5.87
5.71
2.20
2000
2001
2002F
Budgeted
Actual Spent

Future capex spending on generation will be in tandem with the 30% reserve margin target

Key Ratios

	1H FY02	1H FY 01	Changes (%)
Operating Profit Margin	32.3	31.4	2.9
Return on Total Assets	2.8	2.7	3.7
Return on Equity	8.7	8.9	(2.2)
Earnings Per Share (EPS)	50.7	47.2	7.4
Debt Equity Ratio	1.55	1.74	(10.9)

Part 3

SUMMARY OF FINANCIAL RESULTS

Highlights of TNB Group Financial Results

(Figures in RM Million)

	2QFY02	Year to Date FY2002	Year to Date FY2001	Changes, %
Revenue	3,649.5	7,459.3	7,055.7	5.7
Operating profit before investment and other income, finance cost, depreciation and amortisation, foreign exchange gain/(loss), taxation and minority interest	1,132.0	2,410.9	2,214.7	8.9
Investment income	7.3	7.4	7.5	(1.3)
Other income including interest income	64.0	119.8	179.6	(33.3)
Finance cost	(269.8)	(556.9)	(529.5)	5.2
Depreciation and amortisation	(557.5)	(1,111.0)	(935.7)	18.7
Exceptional items	(136.0)	(136.0)		
Operating profit after investment & other income, finance cost, depreciation and amortisation but before foreign exchange gain/(loss), taxation and minority interest	240.0	734.2	936.6	(21.6)

Highlights of TNB Group Financial Results (con't)

(Figures in RM Million)

	2QFY02	Year to Date FY2002	Year to Date FY2001	Changes, (%)
Foreign exchange gain/(loss)	558.3	819.8	545.6	50.3
Share of profits in associated companies	33.4	65.8	61.2	7.5
Profit before taxation and minority interest	967.7	1,755.8	1,543.4	13.8
Taxation	(26.1)	(69.5)	(91.1)	23.7
Profit after taxation but before minority interest	962.7	1,707.4	1,452.3	0.2
Minority interest	5.2	19.5	14.1	38.3
Profit after taxation attributable to shareholders	810.8	1,569.8	1,466.4	7.1

THANK YOU

TENAGA
NASIONAL BERHAD

S.A .BIL 2002/01/03

NOTE TO EDITOR

TNB RESERVE MARGIN SET IN TANDEM WITH ECONOMIC PROJECTION

Commissioning Dates Of New Power Plants Deferred To Maintain Targeted Reserve, Says President/CEO

KUALA LUMPUR --- The Ministry of Energy, Communications and Multimedia has endorsed a revised programme by Tenaga Nasional Berhad that provides for a planned reserve margin of between 32 and 36 per cent. Electricity demand is expected to moderate in the immediate term in tandem with projected GDP growths.

GDP growth for 2001 is anticipated to be between 1 – 2 per cent while GDP growth for 2002 has been projected at between 3.5 – 4.5 per cent, according to government indications and industry-based sources.

In a statement issued today, President/CEO Encik Pian bin Sukro said, "Based on these growth figures, demand for electricity is forecasted to grow at an average of 5 per cent for the year 2002."

This anticipated electricity demand growth is lower when compared against the previous projection of 9.4 per cent for FY 2002, which was based on the earlier GDP growth forecast of 6.3 per cent for 2001 and 7 per cent for 2002.

"The revised planting up programme allows for power plants including contracted IPPs to commission as scheduled previously. However, some of the planned power plant projects such as the 1,500MW TNB Port Dickson (Phase 1 and Phase 2), 2,100MW SKS Pulau Bunting and 1,400MW Jimah Power are now deferred by between one and two years, and are planned to commence operations between 2005 and 2008. The ministry has endorsed this revised programme which gives a planned reserve margin that ensures adequate and reliable supply of electricity to the country," he added.

The recent acquisition of Sepang Power Sdn Bhd illustrates TNB's proactive role in managing the electricity demand supply balance and consequently averting a situation of excessive generating capacity.

The planned relocation of the 2,100MW SKS coal fired power plant from Pulau Bunting to Johor would also fit in very well with the revised planting up programme as there would be no urgency for the proposed commissioning of the power plant until 2007. This augurs well with the planned reserve margin for the medium term.

According to Encik Pian, "The decision to relocate the 2,100MW SKS coal fired power plant from Pulau Bunting to Johor is based on many important factors, one of which is to strengthen the supply requirement in the southern region which will ensure better system security as well as reducing transmission losses. In addition, the new site would have access to deep water facilities."

In order to support system requirements for the northern region, TNB shall undertake the responsibility to develop a gas-fired power plant in

Pulau Bunting. This would be developed in stages with an initial capacity of 220MW by 2006.

"However, one has to bear in mind that the reserve margin at between 32 per cent and 36 per cent is only a short term phenomenon, and would be quickly consumed as demand picks up when the economy expands. If there is a sign of an upturn in the economy, TNB has the ability to accelerate the commissioning of new power plants," said Encik Pian.

In line with this revised GDP growth projection and planting up programme, the proposed TNB capital expenditure budget has been reduced downwards by 26 per cent, from RM7.7 billion in FY2001 to RM 5.7 billion in FY2002. Out of the total RM5.7 billion capital expenditure budget, 48 per cent is for generation, 22 per cent for transmission, 18 per cent for distribution and 12 per cent for other capital expenditures. TNB will continue to monitor the capital expenses closely and appropriate adjustments would be considered at the mid year review.

ISSUED ON 14 JANUARY 2002

PRESS RELEASE

TENAGA NASIONAL BERHAD
(200866-W)

S.A Bil. 2002/01/05

PRESS RELEASE

Tenaga Nasional Berhad (TNB) today announced an operating profit of RM1,278.9 million for the first three months of FY2002 ended 30th November 2001, compared to RM 1,120.5 million in the corresponding period of the previous year.

Despite modest economic growth, the period under review recorded an encouraging 5.4% growth in revenue over the previous corresponding period, from RM 3,613.7 million to RM 3,809.8 million. The increase in revenue is driven primarily by higher demand for electricity from the domestic and commercial sectors.

Continuous upgrading of processes and enforcement of tighter cost-control instituted at the operational and support levels are testimonies to the Group's overall improvements. For the first three months of FY2002, net profit after taxation attributable to shareholders totaled RM 759.0 million (EPS of 24.4 sen) compared to RM 678.4 million (EPS of 21.8 sen) from the previous corresponding period, representing an increase of 11.9%.

In addition, the depreciation of Yen has mainly contributed towards RM 261.5 million in foreign exchange gain for the first quarter of FY2002 against the foreign exchange gain of RM 211.3 million made in the previous corresponding period.

Even though the prospects of Malaysian economy are expected to be better, there are still uncertainties. In addition, the direction and extent of volatility of the Japanese currency are unpredictable. As such and barring any unforeseen circumstances, the Board of Directors is cautiously optimistic of the performance of the Group in FY 2002.

Issued on 31st January 2002

JARAN AKHBAR

PRESS RELEASE

TENAGA NASIONAL BERHAD (200866-W)

U/p: Meja Bisnes

S.A.Bil 2002/03/14

NOTE TO EDITOR

KUALA LUMPUR, 29 March 2002 --- Tenaga Nasional Berhad (TNB), Malakoff Berhad and Kapar Energy Ventures Sdn Bhd (KEV), a wholly owned subsidiary of Malakoff Berhad today mutually agreed to extend the negotiations with respect to its proposed divestment of Stesen Janaelektrik Sultan Salahuddin Abdul Aziz, located at Kapar for another one month. The extension is to allow all parties more time to finalize the relevant documents.

On 21st January 2002, TNB, Malakoff Berhad and KEV signed Heads of Agreement (HOA) to enter into a supplemental agreement to the Asset Sale Agreement dated 31st July 2001 (Supplemental ASA) and a supplemental agreement to the Power Purchase Agreement dated 31 July 2001 (Supplemental PPA) for the proposed divestment. The HOA reflects revised parameters of the proposed divestment as mutually agreed by the parties in writing prior to concluding the Supplemental ASA and Supplemental PPA, now scheduled for finalisation by 30th April 2002.

The revised parameters, among others, reflect the parties' agreement on the revision of the average tariff rate to 10.62 sen/kWh from the earlier rate of 11.88 sen/kWh for the sale and purchase of electricity and a corresponding revision of the purchase consideration for the assets amounting to RM4.2 billion. KEV shall pay this amount in full to TNB upon completion of the sale.

Issued on 29 March 2002

Diterbitkan oleh : Tenaga Nasional Berhad, Peti Surat 11003, 129 Jalan Bangsar 50732, Kuala Lumpur.
Untuk makluman lanjut sila hubungi Pengurus Besar Komunikasi Korporat, Tel: 03-2296 5566 & 2296 2121 sam 6240, talian terus: 2296 6240 atau Penolong Pengurus Komunikasi Korporat (Media) sam. 6990, talian terus: 2296 6990

SIARAN AKHBAR

PRESS RELEASE

TENAGA NASIONAL BERHAD
(200866-W)

U/P: Business Desk

S.A. Bil. 2002/05/27

NOTE TO THE EDITOR

TNB SIGNS POWER PURCHASE AGREEMENT WITH SHELL

Kuala Lumpur Tuesday, May 7 2002 - Tenaga Nasional Berhad (TNB) today signed a Power Purchase Agreement (PPA) with Shell Refining Company (SRC) after concluding negotiations that led to the signing between the two parties.

(TNB) was represented by its President/CEO, En. Pian Sukro whilst (SRC) was represented by En. Shahul Hamid Mohd Ismail, the Managing Director of SRC.

The PPA illustrated the support lent by TNB and SRC to the Malaysian government's initiative of promoting co-generation technology in energy generation. In the government's Small Renewable Energy Power Programme (SREP) to encourage and intensify the utilization of renewable energy, launched in May 2001, facilities using co-generation technology will be given priority.

The co-generation facility located in Port Dickson, Negeri Sembilan, is owned, operated and maintained by SRC. The facility converts heavy fuel into LPG, propylene and motor gasoline. Steam as a by-product from this process is then used to generate power via a steam turbine power generator configuration.

SRC successfully negotiated for equitable compensation for the excess power to be injected into the national grid with no guaranteed or mandatory minimum quantity. This agreement to sell excess electricity from co-generated facilities back to TNB is considered a landmark "first" in Malaysia.

The maximum capacity available from the facility is 8 MW and the agreement is for a term of five years. The agreed tariff is fixed through the term and is not indexed to any escalation factor. The available capacity is fully despatchable by TNB according to economic dispatching of plants in the system.

The resultant tariff, beneficial to TNB, is cheaper than the average base-load plants during peak hours and it is arrived on the basis that no additional costs will be incurred by SRC to generate the excess power since co-generation facility converts waste heat into power from its single energy input.

The PPA's favourable terms have resulted in a realistic and better off-take energy price that reflect the co-generation nature and in the end will benefit the end users and customers of TNB in Malaysia.

This PPA together with other efforts to promote renewable energy encourages energy efficiency and enforces Malaysia's endeavour to reduce dependency on fossil fuel as well as provide a greener environment. Simultaneously, this initiative supports the government's Five Fuel Policy.

Issued on 7 May 2002

S.A.BIL. 2002/05/32

NOTE TO EDITOR

TNB denies liability on UBS suit

Kuala Lumpur, Friday May 31st 2002 :- Tenaga Nasional Berhad (TNB), the nation's leading utility conglomerate, today announced that the company is involved in litigation in London with Union Bank of Switzerland (UBS) following TNB's termination of option agreements with UBS.

In April 1997 TNB issued a USD500 million Yankee Bond maturing in April 2007 to raise funding for its capital expenditure. In conjunction with this UBS was appointed as lead manager and underwriter. UBS recommended to TNB at that time that the Yankee Bond Issue could be made in an integrated package involving TNB issuing a Yankee Bond for USD500 million and at the same time selling to UBS an option by which UBS, if the option were exercised, could require TNB at the expiry of the term of the Yankee Bond, to sell to UBS a further 20 year bond at certain specified interest rates. The Yankee Bond Issue was made in two tranches of USD400 million and USD100 million and an option issued to UBS in respect of each.

In September 2001, TNB terminated the two options. UBS claims that TNB is liable to pay UBS a sum of approximately USD86.94 million in respect of the termination of the options. In February 2002 UBS issued proceedings against TNB in the High Court in London claiming this sum. Based on legal advice received from English lawyers, TNB denies liability in full and has filed a defence and counterclaim. TNB is satisfied that the outcome of the case will not have a material adverse effect on its financial position.

On the issue of the dispute with UBS, TNB will not be commenting further as it is now with the courts.

Pian Sukro
President / Chief Executive Officer
Tenaga Nasional Berhad

Dato' Syed Fahkri Barakbah
Vice President (Finance)
Tenaga Nasional Berhad

SIARAN AKHBAR
PRESS RELEASE
TENAGA NASIONAL BERHAD
(200866-W)

S.A.Bil 2002/04/25

Note to Editor

KUALA LUMPUR, 30 April 2002 - Tenaga Nasional Berhad (TNB), Malakoff Berhad and Kapar Energy Ventures Sdn. Bhd. (KEV) signed a Supplemental Asset Sale Agreement and a Supplemental Power Purchase Agreement for the proposed 40% divestment of Stesen Janaelektrik Sultan Salahuddin Abdul Aziz Shah located at Kapar, Selangor Darul Ehsan by TNB to KEV, a wholly owned subsidiary of Malakoff Berhad

TNB was represented by its President and CEO, En. Pian Sukro and TNB Board of Director, Tan Sri Chan Choong Tak, Malakoff Berhad was represented by En. Ahmad Jauhari Yahya and KEV was represented by En. Zulkifli Ibrahim.

The purchase consideration is at RM4.2 billion whilst the average tariff payable is at 10.62sen/kWh. The agreements are subject to the parties fulfilling condition precedents.

The revised terms of the proposed divestment will not have any effect on the shareholdings of the major shareholders of TNB. It is expected to be completed in the fourth quarter of 2002 and as such will not have any material effect on the earnings of TNB for the financial year ending August 2002.

Issued on 30 April 2002

S.A. Bil 2002/04/24

Tenaga Nasional Berhad (TNB) today announced an operating profit of RM 2.410.9 million for the first six months of FY2002 ended 28th February 2002, compared to RM 2,214.7 million in the corresponding period of the previous year.

The period under review recorded an encouraging 5.7% growth in revenue over the previous corresponding period, from RM 7,055.7 million to RM 7,459.3 million. The increase in revenue is driven primarily by higher demand for electricity from the domestic and commercial sectors as well as contribution from its subsidiary in Pakistan, Liberty Power Limited.

Continuous upgrading of processes and enforcement of tighter cost control instituted at the operational and support levels are testimonies to the Group's overall improvements. For the first six months of FY2002, net profit after taxation attributable to shareholders totaled RM 1,569.8 million (EPS of 50.5 sen) compared to RM 1,466.4 million (EPS of 47.2 sen) from the previous corresponding period, representing an increase of 7.05%.

The depreciation of Yen has mainly contributed towards RM 819.8 million in foreign exchange gain for the first six months of FY2002 against the foreign exchange gain of RM545.6 million made in the previous corresponding period.

The Board of Directors has recommended a tax-exempt interim dividend of 3 sen per share equivalent to approximately 4.2 sen gross per share (2001: 4 sen gross less income tax of 28%) in respect of the financial year ending 31st August 2002. In view of the economy showing increasing signs of recovery, the Directors, barring any unforeseen circumstances, expect the Group's performance for the year to be satisfactory.

Issued on 26th April 2002.

PRESS RELEASE

TENAGA NASIONAL BERHAD (200866-W)

LETTER TO EDITOR

The letter by Encik Ahmad Sirajudin of Kuala Terengganu titled, "Telekom, TNB should start paying interest" (NST, Dec 28, 2001 Page 11) is referred.

For Encik Ahmad Sirajudin and and readers information instead of paying interest Tenaga Nasional Bhd (TNB) offers a 5% rebate to cash deposits made by its customers. This amount is credited into the customers' bill in January every year. This has been practised by TNB since 1996.

From:

Mohd Johari Abdul Aziz
General Manager
Corporate Communication
Tenaga Nasional Berhad

Diterbitkan oleh : Tenaga Nasional Berhad, Peti Surat 11003, 129 Jalan Bangsar 50732, Kuala Lumpur.
Untuk makluman lanjut sila hubungi Pengurus Besar Komunikasi Korporat, Tel: 03-2296 5566 & 2296 2121 sam 6240, talian terus: 2296 6240 atau Penolong Pengurus Komunikasi Korporat (Media) sam. 6990, talian terus: 2296 6990

LISTING'S CIRCULAR NO. L/Q : 12998 OF 2002

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **07/05/2002**

Date : 07-05-2002
Subject : TENAGA-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 2,856,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 9 May 2002.

Reference No TN-020507-62765

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	*07/05/2002*

Type : **Announcement**

Subject : **POWER PURCHASE AGREEMENT BETWEEN TENAGA NASIONAL BERHAD AND SHELL REFINING COMPANY (FEDERATION OF MALAYA) BERHAD**

Contents :

Tenaga Nasional Berhad (TNB) today entered into Power Purchase Agreement with Shell Refining Company (Federation Of Malaya) Berhad (SHELL). The term of the agreement (PPA) between TNB and SHELL is for the duration of 5 years. The quantum pf the purchase is up to a maximum of 8 MW. The purchase price for the power is 4 sen/KWH and this price is not indexed to any escalation factor.

The Directors, major shareholders of TNB and/of person connected with them have no interests, direct or indirect, in the transaction.

Reference No TN-020514-62036

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**14/05/2002**

EX-date :**07/06/2002**
Entitlement date :**11/06/2002**
Entitlement time :**12:30:00 PM**
Entitlement subject :**Interim Dividend**
Entitlement description:
3 sen tax-exempt interim dividend
Period of interest payment : to
For year ending/Period ending/ended :**31/08/2002**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements :**12/06/2002** to **16/06/2002**
Registrar's name ,address, telephone no:
Bina Management (M) Sdn. Bhd.
Lot 10, The Highway Centre,
Jalan 51/205, 46050 Petaling Jaya
Selangor Darul Ehsan
Tel: 03-77843922
Fax: 03-77841988
Payment date :**03/07/2002**
a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers :**11/06/2002**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**07/06/2002**
c) Securities bought on KLSE on a cum entitlement basis according to the Rules of the KLSE.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.03**
Remarks

Reference No TN-020514-59126

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **14/05/2002**

Type : **Announcement**
Subject : **THE HVDC INTERCONECTION AGREEMENT BETWEEN TNB AND EGAT**

Contents :

Tenaga Nasional Berhad (TNB) and Electricity Generating Authority of Thailand (EGAT) have agreed to enter into a first of its kind High Voltage Direct Current (HVDC) System Interconnection Agreement. This Agreement caters to commercial power transaction arrangements between TNB and EGAT through the HVDC interconnection system.

The 110 km HVDC transmission line (approximately 85 km belonging to TNB and 25 km to EGAT) linked Gurun 500/275kV DC converter substation in Malaysia and Khlong Ngae 230 kV DC converter substation in Thailand. The HVDC line will be energized at 300 kV DC and can provide predetermined and controlled power transfer. THis HVDC Interconnection replaces the existing AC Interconnection that can trip due to inadvertent overloading during severe system faults. The AC Interconnection now serves as a back up system.

The converter stations incorporate the latest state-of-the-art technology in power electronics and control equpment including extensive use of optical devices and fibre optics for measurement, control and communication purposes, active filter technology and a fully decentralized control.

The benefits from the Agreement, amongst others, ensures the sharing of spinning reserve, an economic power exchange between the two countries, a continual source of supply during power emergencies and assistance in the system dynamics and transient stability.

THe TNB-EGAT joint venture HVDC System Interconnection project was completed in May 2001 and successfully commissioned in October 2001. The first phase includes a 300 MW monopole design that can be upgraded to 600 MW in the future when the need arises.

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**15/05/2002**

Date : 15-05-2002
Subject : TENAGA - NOTICE OF BOOK CLOSURE

Contents :

An interim dividend of 3 sen per share tax exempt.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [7 June 2002]

2) The last date of lodgement : [11 June 2002]

3) Date Payable : [3 July 2002]

Reference No TN-020517-63754

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 17/05/2002

Type : **Reply to query**
Reply to Query Letter by KLSE reference ID : **ZO-020516-59606**
Subject : **ARTICLE ENTITLED : "Tenaga to borrow up to RM1.5b locally"**

Contents :

Tenaga Nasional Berhad is currently looking to the domestic private debt securities ("PDS") market to raise up to RM1,500 million as part of its debt liability management. An announcement will be made by TNB once the Company is ready to submit its application to Securities Commission.

Query Letter content :
We refer to the above news article appearing in New Straits Times, Business section, page B1, on Thursday, 16 May 2002, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
" TENAGA Nasional Bhd is preparing to borrow up to RM1.5 billion locally ..."
"... the utility giant is expected to issue the loan papers in the private debt securities market in July"
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/WSW/ZOOS
c.c. Securities Commission (via fax)

Reference No **TN-020520-45119**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **20/05/2002**

Type : **Announcement**
Subject : ***COMPLETION OF THE AGREEMENT FOR SALE AND PURCHASE OF SHARES IN RESPECT OF SEPANG POWER SDN BHD***

Contents :

Tenaga Nasional Berhad (TNB) had announced on 23rd November 2001 that it had entered into a conditional sale and purchase agreement on 23rd November 2001 with Malaysian resources Corporation Berhad (MRCB) for the acquisition of 700,000 shares in Sepang Power Sdn. Bhd. (SPSB) representing MRCB's entire 70% stake in SPSB for a purchase consideration of RM 115 million (the "Agreement").

TNB now wishes to announce that the Agreement was completed today.

In a variation to the Agreement, MRCB has transferred only 300,00 shares to TNB. The remaining 400,000 shares will be transferred by MRCB to TNB or its nominee on a future date to be determined by TNB.

The transfer of 400,000 shares is expected to occur upon completion of the proposed Sale and Purchase arrangement between TNB and Mastika Lagenda Sdn. Bhd. (MLSB). Pending registration of the 400,000 shares, MRCB agrees to act on the instruction of TNB in respect of the Shares.

Reference No TN-020521-66060
Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 21/05/2002

Type : **Announcement**
Subject : **DISPOSAL OF A 40% EQUITY STAKE IN SEPANG POWER SDN. BHD. ("SPSB") BY TENAGA NASIONAL BERHAD (tnb) TO MASTIKA LAGENDA SDN. BHD.**

Contents :

INTRODUCTION

The Board of Directors of Tenaga Nasional Berhad ("TNB") is pleased to announce that pursuant to the announcement made on 26th April 2002. TNB has on 21st May 2002 entered into a Share Sale Agreement ("SSA") with Mastika Lagenda Sdn Bhd ("MLSB"), a 97.7%-owned indirect subsidiary of Genting Berhad for the disposal by TNB of a 40% interest in Sepang Power Sdn Bhd ("SPSB") comprising 400,000 ordinary shares of RM1.00 each in SPSB for a total cash consideration of RM65.7 million ("The Proposed Disposal"). The SSA is subject to approvals from all relevant authorities. On completion of the disposal, SPSB will cease to be a subsidiary of TNB

THE PROPOSED DISPOSAL

Particulars

The proposed disposal involves the sale of 400,000 ordinary shares of RM1.00 each representing 40% of the issued and paid-up share capital of SPSB ("Sale Shares") by TNB to MLSB for a cash consideration of RM65.7 million.

Basis of Arriving at the Sale Consideration

The sale of consideration of RM65.7 million was arrived at on a willing-buyer willing-seller basis.

Salient terms and conditions

(a) The sale consideration will be satisfied in the following manner:-

(i) an initial payment of 10% of the purchase consideration will be made within 48 hours of the execution of SSA.

(ii) The balance of 90% will be paid on the Completion Date which is within

Reference No **TN-020604-60631**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**04/06/2002**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-020603-53040**
Subject	:	**ARTICLE ENTITLED: Tenaga Looking at Equity or Bond Sale to Raise Up to $500 Mln"**

Contents :

Tenaga Nasional Berhad (TNB) has been looking at many avenues to raise fund for the company. The financing options under consideration include tapping fund from the financial institutions, private debt securities and capital markets as well as the equity market. The financial instruments will depend on the debt liability management strategies adopted at the time and the amount of USD300 million and USD500 million is within the size range to meet TNB's financial requirement.

Query Letter content :
We refer to the above news article appearing on Bloomberg, on Monday, 3 June 2002, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
"Tenaga Nasional Bhd. ... wants to raise up to $500 million by selling either equity, bonds or bonds convertible into its shares, Chairman Jamaludin Jarjis said."
"... it will be anything ranging between $300 million and $500 million ..."
"Tenaga's bond sale now may include a combination of a domestic and international sale ..."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/WSW/ZOOS
c.c. Securities Commission (via fax)

Reference No TN-020531-57635

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **31/05/2002**

Type : **Announcement**
Subject : **TENAGA NASIONAL BERHAD (TNB) DENIES LIABILITY ON UNION BANK OF SWITZERLAND (UBS) SUIT**

Contents :

In February 2002 UBS issued proceedings against Tenaga in the High Court in London in respect of Tenaga's termination in September 2001 of two option agreements that Tenaga entered into with UBS in 1997 in conjunction with a Yankee Bond Issue of USD500 million maturing in 2007. Under these options UBS had the right to require Tenaga to issue up to USD500 million of 20-year notes in 2007. UBS claims that Tenaga is liable to pay UBS a liquidated sum of approximately USD86.94 million in respect of the termination of the options.

Based on legal advice received from English lawyers, Tenaga denies liability in full and has filed a defence and counterclaim on 3rd of May 2002. Tenaga is satisfied that the outcome of the case will not have a material adverse effect on the company's financial position.

Reference No **TN-020605-61433**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**05/06/2002**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-020603-44131**
Subject	:	**TENAGA NASIONAL BERHAD (TNB) DENIES LIABILITY ON UNION BANK OF SWITZERLAND (UBS) SUIT**

Contents :

We refer to your letter dated 3rd June 2002 (Ref:ZO-020603-441131) in respect of Tenaga Nasional Berhad's (TNB) announcement to the Kuala Lumpur Stock Exchange dated 31st May 2002.

In April 1997, TNB issued a USD500 million Yankee Bond maturing in April 2007 to raise funding for its capital expenditure. In conjunction with this Union Bank of Switzerland (UBS) was appointed as lead manager and underwriter. UBS recommended to TNB at that time that the Yankee Bond Issue could be made in an integrated package involving TNB issuing a Yankee Bond for USD500 million and at the same time selling to UBS an option by which UBS, if the option were exercised, could require TNB at the expiry of the term of the Yankee Bond, to sell to UBS a further 20 year bond at certain specified interest rates. The Yankee Bond Issue was made in two tranches of USD400 million and USD100 million and an option issued to UBS in respect of each. The suit does not affect the Yankee Bond and as such there is no change to status of the Yankee Bond itself.

UBS has filed a suit in the High Court in London on 7th February 2002, claiming USD86.94 million plus interest. TNB was served a copy of the claim under cover of a without prejudice letter on 15th February 2002. We wish to reiterate to the KLSE that the outcome of the case will not have a material adverse impact on TNB. We have been advised that there are a number of unsatisfactory features of this transaction, which will, if necessary, need to be investigated in the high court of justice in London. In particular, TNB has alleged that UBS negligently advised and misrepresented the facts to TNB both at the time of the transactions were entered into and in the period leading to termination by TNB of the transactions.

TNB denies liability in full and has filed a defence and counterclaim in London on 3rd May 2002. The lawyers of UBS are due to serve a reply to TNB's defence and counterclaim towards the end of June 2002. We have been advised by our solicitors not to comment on the merits of the case or the rationale for our conduct in relation to it as it may jeopardize the conduct of the suit by TNB. We note that UBS appears to be willing to

have constructive discussions with a view to resolving the situation.

Query Letter content :
We refer to your announcement dated 31 May 2002, in respect of the aforesaid matter.
In this connection, kindly furnish the Exchange with the following additional information for public release:-
The estimated maximum exposure to liabilities.
The directors/solicitors' opinion of the possible outcome.
The status of the litigation.
The amount claimed by UBS including the interest rate.
The salient features of the two option agreements that TNB entered into with UBS in 1997.
The reason for TNB's termination in September 2001 ("Termination") of the two option agreements that TNB entered into with UBS in 1997 and the date of the Termination.
The status of the Yankee Bond.
The date of the suit filed by UBS and the date the suit was served on TNB.
The operational impact of the suit.
Please furnish the Exchange with your reply within two (2) market days from the date hereof.
Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/WSW/ZOOS

LISTING'S CIRCULAR NO. L/Q : 13628 OF 2002

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **07/06/2002**

Date : 07-06-2002
Subject : TENAGA-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 1,124,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 11 June 2002.

Reference No **TN-020604-60631**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **04/06/2002**

Type : **Reply to query**
Reply to Query Letter by KLSE reference ID : **ZO-020603-53040**
Subject : **ARTICLE ENTITLED: Tenaga Looking at Equity or Bond Sale to Raise Up to $500 Mln"**

Contents :

Tenaga Nasional Berhad (TNB) has been looking at many avenues to raise fund for the company. The financing options under consideration include tapping fund from the financial institutions, private debt securities and capital markets as well as the equity market. The financial instruments will depend on the debt liability management strategies adopted at the time and the amount of USD300 million and USD500 million is within the size range to meet TNB's financial requirement.

Query Letter content :
We refer to the above news article appearing on Bloomberg, on Monday, 3 June 2002, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
"Tenaga Nasional Bhd. ... wants to raise up to $500 million by selling either equity, bonds or bonds convertible into its shares, Chairman Jamaludin Jarjis said."
"... it will be anything ranging between $300 million and $500 million ..."
"Tenaga's bond sale now may include a combination of a domestic and international sale ..."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/WSW/ZOOS
c.c. Securities Commission (via fax)

Reference No **TN-020531-57635**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **31/05/2002**

Type : **Announcement**
Subject : **TENAGA NASIONAL BERHAD (TNB) DENIES LIABILITY ON UNION BANK OF SWITZERLAND (UBS) SUIT**

Contents :

In February 2002 UBS issued proceedings against Tenaga in the High Court in London in respect of Tenaga's termination in September 2001 of two option agreements that Tenaga entered into with UBS in 1997 in conjunction with a Yankee Bond Issue of USD500 million maturing in 2007. Under these options UBS had the right to require Tenaga to issue up to USD500 million of 20-year notes in 2007. UBS claims that Tenaga is liable to pay UBS a liquidated sum of approximately USD86.94 million in respect of the termination of the options.

Based on legal advice received from English lawyers, Tenaga denies liability in full and has filed a defence and counterclaim on 3rd of May 2002. Tenaga is satisfied that the outcome of the case will not have a material adverse effect on the company's financial position.

Reference No TN-020521-66060
Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 21/05/2002

Type : **Announcement**
Subject : **DISPOSAL OF A 40% EQUITY STAKE IN SEPANG POWER SDN. BHD. ("SPSB") BY TENAGA NASIONAL BERHAD (tnb) TO MASTIKA LAGENDA SDN. BHD.**

Contents :

INTRODUCTION

The Board of Directors of Tenaga Nasional Berhad ("TNB") is pleased to announce that pursuant to the announcement made on 26th April 2002. TNB has on 21st May 2002 entered into a Share Sale Agreement ("SSA") with Mastika Lagenda Sdn Bhd ("MLSB"), a 97.7%-owned indirect subsidiary of Genting Berhad for the disposal by TNB of a 40% interest in Sepang Power Sdn Bhd ("SPSB") comprising 400,000 ordinary shares of RM1.00 each in SPSB for a total cash consideration of RM65.7 million ("The Proposed Disposal"). The SSA is subject to approvals from all relevant authorities. On completion of the disposal, SPSB will cease to be a subsidiary of TNB

THE PROPOSED DISPOSAL

Particulars

The proposed disposal involves the sale of 400,000 ordinary shares of RM1.00 each representing 40% of the issued and paid-up share capital of SPSB ("Sale Shares") by TNB to MLSB for a cash consideration of RM65.7 million.

Basis of Arriving at the Sale Consideration

The sale of consideration of RM65.7 million was arrived at on a willing-buyer willing-seller basis.

Salient terms and conditions

(a) The sale consideration will be satisfied in the following manner:-

(i) an initial payment of 10% of the purchase consideration will be made within 48 hours of the execution of SSA.

(ii) The balance of 90% will be paid on the Completion Date which is within

fourteen (14) days after all the Conditions Precedent are Satisfied.

The Proposed Disposal is subject upon the following conditions precedent being fulfilled Within six (6) months from the date of execution of the SSA or such extended period as both Parties may mutually agree:-

i) the approval of the Economic Planning Unit of the Prime Minister's Department, with regard of the sale of the Sale Shares and the change in shareholdings in SPSB;

ii) the approval of the Foreign Investment Committee for the sale of the Sale Shares;

iii) the waiver of pre-emption rights form KDEB (if KDEB is still a shareholder of SPSB);

iv) the approval of the Board of Directors of SPSB to transfer the Sale Shares to MLSB or a company nominated by MLSB and the approval of the shareholders of SPSB, if required, for the sale of the Sale Shares to MLSB; and

v) the written consent for the resulting change in shareholding of SPSB from Bank Pembangunan dan Infrastruktur Malaysia Berhad, if required, to be obtained by TNB.

DIRECTORS' RECOMMENDATION

The Board of Directors of TNB is of the opinion that the Proposed Acquisition is in the best interest of TNB and its shareholders.

Reference No **TN-020520-45119**
Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **20/05/2002**

Type : **Announcement**
Subject : **COMPLETION OF THE AGREEMENT FOR SALE AND PURCHASE OF SHARES IN RESPECT OF SEPANG POWER SDN BHD**

Contents :

Tenaga Nasional Berhad (TNB) had announced on 23rd November 2001 that it had entered into a conditional sale and purchase agreement on 23rd November 2001 with Malaysian resources Corporation Berhad (MRCB) for the acquisition of 700,000 shares in Sepang Power Sdn. Bhd. (SPSB) representing MRCB's entire 70% stake in SPSB for a purchase consideration of RM 115 million (the "Agreement").

TNB now wishes to announce that the Agreement was completed today.

In a variation to the Agreement, MRCB has transferred only 300,00 shares to TNB. The remaining 400,000 shares will be transferred by MRCB to TNB or its nominee on a future date to be determined by TNB.

The transfer of 400,000 shares is expected to occur upon completion of the proposed Sale and Purchase arrangement between TNB and Mastika Lagenda Sdn. Bhd. (MLSB). Pending registration of the 400,000 shares, MRCB agrees to act on the instruction of TNB in respect of the Shares.

Reference No TN-020517-63754

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**17/05/2002**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-020516-59606**
Subject	:	**ARTICLE ENTITLED : "Tenaga to borrow up to RM1.5b locally"**

Contents :

Tenaga Nasional Berhad is currently looking to the domestic private debt securities ("PDS") market to raise up to RM1,500 million as part of its debt liability management. An announcement will be made by TNB once the Company is ready to submit its application to Securities Commission.

Query Letter content :
We refer to the above news article appearing in New Straits Times, Business section, page B1, on Thursday, 16 May 2002, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
" TENAGA Nasional Bhd is preparing to borrow up to RM1.5 billion locally ..."
"... the utility giant is expected to issue the loan papers in the private debt securities market in July"
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/WSW/ZOOS
c.c. Securities Commission (via fax)

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **15/05/2002**

Date : 15-05-2002
Subject : TENAGA - NOTICE OF BOOK CLOSURE

Contents :

An interim dividend of 3 sen per share tax exempt.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [7 June 2002]

2) The last date of lodgement : [11 June 2002]

3) Date Payable : [3 July 2002]

Reference No **TN-020514-62036**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**14/05/2002**

EX-date :**07/06/2002**
Entitlement date :**11/06/2002**
Entitlement time :**12:30:00 PM**
Entitlement subject :**Interim Dividend**
Entitlement description:
3 sen tax-exempt interim dividend
Period of interest payment : to
For year ending/Period ending/ended :**31/08/2002**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements :**12/06/2002** to **16/06/2002**
Registrar's name ,address, telephone no:
Bina Management (M) Sdn. Bhd.
Lot 10, The Highway Centre,
Jalan 51/205, 46050 Petaling Jaya
Selangor Darul Ehsan
Tel: 03-77843922
Fax: 03-77841988
Payment date :**03/07/2002**
a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers :**11/06/2002**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**07/06/2002**
c) Securities bought on KLSE on a cum entitlement basis according to the Rules of the KLSE.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.03**
Remarks

Reference No **TN-020514-59126**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**14/05/2002**

Type : **Announcement**

Subject : **THE HVDC INTERCONECTION AGREEMENT BETWEEN TNB AND EGAT**

Contents :

Tenaga Nasional Berhad (TNB) and Electricity Generating Authority of Thailand (EGAT) have agreed to enter into a first of its kind High Voltage Direct Current (HVDC) System Interconnection Agreement. This Agreement caters to commercial power transaction arrangements between TNB and EGAT through the HVDC interconnection system.

The 110 km HVDC transmission line (approximately 85 km belonging to TNB and 25 km to EGAT) linked Gurun 500/275kV DC converter substation in Malaysia and Khlong Ngae 230 kV DC converter substation in Thailand. The HVDC line will be energized at 300 kV DC and can provide predetermined and controlled power transfer. THis HVDC Interconnection replaces the existing AC Interconnection that can trip due to inadvertent overloading during severe system faults. The AC Interconnection now serves as a back up system.

The converter stations incorporate the latest state-of-the-art technology in power electronics and control equipment including extensive use of optical devices and fibre optics for measurement, control and communication purposes, active filter technology and a fully decentralized control.

The benefits from the Agreement, amongst others, ensures the sharing of spinning reserve, an economic power exchange between the two countries, a continual source of supply during power emergencies and assistance in the system dynamics and transient stability.

THe TNB-EGAT joint venture HVDC System Interconnection project was completed in May 2001 and successfully commissioned in October 2001. The first phase includes a 300 MW monopole design that can be upgraded to 600 MW in the future when the need arises.

LISTING'S CIRCULAR NO. L/Q : 12998 OF 2002

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **07/05/2002**

Date : 07-05-2002
Subject : TENAGA-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 2,856,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 9 May 2002.

Reference No **TN-020507-62765**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **07/05/2002**

Type : **Announcement**
Subject : **POWER PURCHASE AGREEMENT BETWEEN TENAGA NASIONAL BERHAD AND SHELL REFINING COMPANY (FEDERATION OF MALAYA) BERHAD**

Contents :

Tenaga Nasional Berhad (TNB) today entered into Power Purchase Agreement with Shell Refining Company (Federation Of Malaya) Berhad (SHELL). The term of the agreement (PPA) between TNB and SHELL is for the duration of 5 years. The quantum pf the purchase is up to a maximum of 8 MW. The purchase price for the power is 4 sen/KWH and this price is not indexed to any escalation factor.

The Directors, major shareholders of TNB and/of person connected with them have no interests, direct or indirect, in the transaction.

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **30/04/2002**

Type : **Announcement**
Subject : **Tenaga Nasional Berhad ("TNB" or "Company")**
Proposed Divestment of Stesen Janaelektrik Sultan Salahuddin Abdul Aziz Shah located at Kapar, Selangor Darul Ehsan ("Asset") by TNB to Kapar Energy Ventures Sdn. Bhd. ("KEV"), a wholly owned subsidiary of Malakoff Berhad ("Malakoff")("Proposed Kapar Divestment")

Contents :

Introduction

We refer to the Company's announcements dated 31 July 2000 and 21 January 2002 in relation to the Proposed Kapar Divestment. TNB is pleased to announce that pursuant to the Heads of Agreement to Supplemental Asset Sale Agreement dated 21 January 2002, TNB, KEV and Malakoff (collectively referred as the "Parties") had entered into a Supplemental Asset Sale Agreement ("Supplemental ASA") on 30 April 2002. In conjunction with the execution of the Supplemental ASA, TNB and KEV have on 30 April 2002 entered into Supplemental Power Purchase Agreement ("Supplemental PPA") for the generation and sale of electricity and to make generating capacity available. The revised terms as contained in the Supplemental ASA and Supplemental PPA shall hereinafter be referred to as "Revised Terms"".

2. Revised Terms

2.1 The salient terms in the Supplemental ASA are as follows:

2.1.1 Initial Subscription of Shares in KEV

TNB shall subscribe for 1,500 ordinary shares of RM1.00 each in KEV ("KEV Shares") at par value for cash consideration of RM1,500 ("Initial Subscription") and KEV shall allot and issue the KEV Shares free from all encumbrances. The KEV Shares shall rank pari passu in all respects with each other and all other ordinary shares of KEV in issue on the date of the allotment and issuance of the KEV Shares by KEV. Upon completion of the Initial Subscription, TNB shall hold 60% of the issued share capital of KEV with Malakoff holding the remaining 40% of the issued share capital of KEV.

2.1.2 Purchase Consideration

The purchase consideration for the Asset shall, subject to adjustment pursuant to the provisions in the Asset Sale Agreement ("Original ASA") entered into by TNB and KEV on 31 July 2000 ("Net Adjusted Amount"), be the sum of RM4.2 billion. The sum of RM3.949 billion, being the purchase consideration net of the cash deposit of RM250.8 million ("Deposit") which was paid upon the execution of the Original

ASA ("Balance Consideration"), subject to any Net Adjusted Amount, shall be paid or satisfied in full by KEV upon completion of the Proposed Kapar Divestment ("Completion").

2.1.3 Subscription of Additional Shares and Other Securities in KEV

To facilitate the completion of the Original ASA the Parties hereby mutually agree, undertake and convenant as follows:

(a) the debt to equity ratio of KEV shall, upon completion of the Proposed Kapar Divestment, be in the ratio of 80:20;

(b) on the basis of the debt to equity ratio requirement in (a) above, TNB and Malakoff shall work together in undertaking the fund raising exercise of KEV to finance the following:

(i) payment of a portion of the Balance Consideration, subject to any Net Adjusted Amount and after setting off the amount payable by TNB for the subscription for additional KEV Shares and other securities in KEV as set out in (c) and (d) below;

(ii) the required working capital of KEV which will be mutually approved by TNB and Malakoff; and

(iii) the advisors' fees of KEV;

(c) TNB and Malakoff shall on the date of Completion subscribe for the number of KEV Shares as set out in Table A or such other number of KEV Shares as may be mutually agreed upon by TNB and Malakoff in the proportion to their respective shareholdings of ordinary shares in KEV as at the date of completion of the Initial Subscription;

(d) TNB and Malakoff shall on the date of Completion subscribe for such securities in KEV, in the form of debentures, stocks, shares or other instruments ("KEV Securities"), in such amount in the proportion to their respective shareholdings of ordinary shares in KEV as at the date of completion of the Initial Subscription;

(e) KEV shall allot and issue the KEV Shares and KEV Securities to TNB and Malakoff in accordance with (c) and (d) above;

(f) the consideration payable by Malakoff for the subscription of KEV Shares and KEV Securities as set out in (c) and (d) above, subject to any adjustment in relation to the Net Adjusted Amount ("Malakoff's Subscription Consideration"), shall be satisfied in the following manner:

(i) on the date of Completion, Malakoff shall remit to KEV Malakoff's Subscription Consideration less the Deposit;

(ii) on the date of Completion and subject to Malakoff complying with (i) above, KEV shall set off the Deposit against Malakoff's Subscription Consideration, whereupon Malakoff's Subscription Consideration shall be credited by KEV as fully paid; and

(g) subject to Malakoff complying with (f)(i) above, the consideration payable by TNB for the subscription of the KEV Shares and KEV Securities as set out in (c) and (d) above, subject to any adjustment in relation to the Net Adjusted Amount ("TNB's Subscription Consideration"), shall be satisfied by way of setting off against the Balance Consideration on the date of Completion, whereupon the TNB's Subscription Consideration shall be credited by KEV as fully paid.

Other terms and information pertinent to the Proposed Kapar Divestment are as per the announcement made by TNB on 31 July 2000.

2.2 Supplemental PPA

Pursuant to the execution of the Supplemental PPA, the relevant terms in the Power Purchase Agreement dated 31 July 2000 are revised primarily as a consequence of the revision of the purchase consideration of the Asset as set out in the Supplemental ASA.

3. Rationale for the Supplemental ASA and Supplemental PPA

The Supplemental ASA and Supplemental PPA were entered into primarily to reflect the revised parameters of the Proposed Kapar Divestment, inter-alia, as follows:-

(a) the revision of the Tier 1 Capacity Rate Financial ("CRF") to achieve an average tariff payable of 10.62 sen/kWh;

(b) the revision of the purchase consideration for 100% interest in the Asset to RM4.2 billion based on the revision to the Tier 1 CRF as set out in (a) above;

(c) the transfer of the Asset by TNB to KEV at the revised purchase consideration upon the completion of the Proposed Kapar Divestment; and

(d) the subscription by TNB for sixty percent (60%) of the equity in KEV with Malakoff holding the remaining forty percent (40%) of the equity in KEV prior to the completion of the Proposed Kapar Divestment.

4. Utilisation of Sales Proceeds from the Proposed Kapar Divestment

The net proceeds from the Proposed Kapar Divestment will be utilised for the repayment of borrowings and working capital purposes of TNB. The net proceeds shall be an amount equals to the gross proceed of RM4.2 billion deducting the TNB's Subscription Consideration. The net proceeds from the Proposed Kapar Divestment can only be determined upon finalisation of TNB's Subscription Consideration in accordance with Section 2.1.3 (g) of this Announcement.

5. Financial Effects

The effects of the Revised Terms to the Proposed Kapar Divestment are as follows:-

5.1 Share Capital

The Revised Terms to the Proposed Kapar Divestment will not have any effect on the issued and paid-up share capital of TNB.

5.2 Earnings

The Proposed Kapar Divestment is expected to be completed in the fourth quarter of 2002 and as such, will not have any material effect on the earnings of the TNB for the financial year ending 31 August 2002. Nevertheless, the Proposed Kapar Divestment is expected to result in a gain of approximately RM45.5 million for TNB based on the net book value of the Asset as at 31 August 2001 and net of the estimated expenses expected to be incurred. This will translate to an expected increase in earnings per share of approximately 1.5 sen.

5.3 Net Tangible Assets ("NTA")

The effects of the Revised Terms to the Proposed Kapar Divestment on the audited consolidated NTA of TNB as at 31 August 2001, which is provided for illustrative purposes only, assuming that the Proposed Kapar Divestment had been effected on that date, are as set out in Table B.

5.4 Major shareholders

The Revised Terms to the Proposed Kapar Divestment will not have any effect on the shareholdings of the major shareholders of TNB.

6. Conditions of the Revised Terms

The Revised Terms are subject to approvals being obtained from the following (where required):

(a) the Foreign Investment Committee;
(b) the Securities Commission by Malakoff;
(c) the Economic Planning Unit;
(d) the shareholders of TNB at an Extraordinary General Meeting ("EGM") to be convened;
(e) the shareholders of Malakoff at an EGM to be convened;
(f) the Minister of Finance (Incorporated), the special shareholder of TNB; and
(g) the relevant lenders to TNB for the subscription of KEV Shares and KEV Securities.

7. Director's and Major Shareholders' Interests

Save and except for as disclosed below, none of the Directors and major shareholders of TNB or persons connected to the Directors and major shareholders of TNB, have any interest, direct or indirect, in the Proposed Kapar Divestment:

(a) Employees Provident Fund ("EPF"), a major shareholder of TNB, by virtue of it being a major shareholder of TNB and Malakoff;

(b) Skim Amanah Saham Bumiputera ("SASB"), a major shareholder of TNB, is deemed connected to Permodalan Nasional Berhad ("PNB") who is also a major shareholder of Malaysia Mining Corporation Berhad, which in turn is a major shareholder of Malakoff;

(c) PNB, an indirect major shareholder of TNB, by virtue of being an indirect major shareholder of

Malakoff as set out in (b) above;

(d) Amanah Saham Malaysia ("ASM"), a shareholder of TNB, by virtue of being deemed connected to PNB;

(e) Skim Amanah Saham Nasional ("SASN"), a shareholder of TNB, by virtue of being deemed connected to PNB;

(f) Amanah Saham Wawasan 2020 ("ASW2020"), a shareholder of TNB, by virtue of being deemed connected to PNB; and

(g) Dato' Ir (Dr.) Haji Ahmad Zaidee bin Laidin, a director of Universiti Tenaga Nasional Sdn Bhd, a wholly-owned subsidiary of TNB, by virtue of being a director of Malakoff and a shareholder of TNB.

(hereinafter shall collectively be referred to as the "Interested Parties")

The respective shareholdings of EPF, SASB, PNB, ASM, SASN, ASW2020 and Dato' Ir (Dr.) Haji Ahmad Zaidee bin Laidin in TNB and Malakoff as at 31 March 2002 are set out in Table C.

Notwithstanding the above, TNB will seek an exemption from the KLSE to allow EPF to vote in respect of its shareholding in TNB on the ordinary resolution pertaining to the Proposed Kapar Divestment at the EGM to be convened.

The Interested Parties, save for EPF if the above exemption sought from the KLSE is granted, will abstain from voting in respect of their shareholdings in TNB on the ordinary resolution pertaining to the Proposed Kapar Divestment at the EGM to be convened. In addition, the aforesaid Interested Parties shall also undertake to ensure that persons connected to them will abstain from voting at the aforesaid EGM.

8. Statement by Directors

The Board of Directors of TNB, having considered all the terms and conditions in the Supplemental ASA, is of the opinion that the Revised Terms to the Proposed Kapar Divestment are in the best interests of TNB.

9. Compliance with the Securities Commission's Policies and Guidelines on Issue/Offer of Securities (SC Guidelines)

To the best of knowledge of the Board of Directors of TNB, the Proposed Kapar Divestment does not depart from the SC Guidelines.

10. Appointment of Independent Advisor

Pursuant to Chapter 10 of the Listing Requirements of the Kuala Lumpur Stock Exchange, Affin

Merchant Bank Berhad has been appointed the independent advisor to advise the minority shareholders of TNB in relation to the Proposed Kapar Divestment.

11. Documents for Inspection

A copy of the Supplemental ASA and Supplemental PPA will be available for inspection by the shareholders of TNB at the registered office of TNB at 129, Jalan Bangsar, 50732 Kuala Lumpur, during normal business hours on any working day for a period of three (3) months from the date of this Announcement.

This announcement is dated 30 April 2002.

TABLE A

The KEV Shares to be subscribed by TNB and Malakoff pursuant to the Supplemental ASA apart from the Initial Subscription:

	No. of KEV Shares	**Consideration RM**
TNB	1,198,500	1,198,500
Malakoff	799,000	799,000
	1,997,500	1,997,500

TABLE B

The effects of the Revised Terms to the Proposed Kapar Divestment on the consolidated NTA of TNB as at 31 August 2001 are set out as follows:

Reference No TN-020426-52763

Company Name	: TENAGA NASIONAL BHD
Stock Name	: TENAGA
Date Announced	: 26/04/2002
Financial Year End	: 31/08/2002
Quarter	: 2

Quarterly report on consolidated results for the financial period ended 31/08/2002
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	28/02/2002	28/02/2001	28/02/2002	28/02/2001
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	3,649,500	3,442,000	7,459,300	7,055,700
(b)Investment income	7,300	7,300	7,400	7,500
(c)Other income	64,000	84,000	119,800	179,600
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	1,761,600	1,519,800	3,357,900	2,947,400
(b)Finance cost	-269,800	-257,400	-556,900	-529,500
(c)Depreciation and amortisation	-557,500	-470,600	-1,111,000	-935,700
(d)Exceptional items	-136,000	0	-136,000	0
(e)Profit/(loss) before income tax, minority interests and extraordinary items	798,300	791,800	1,554,000	1,482,200
(f)Share of profits and losses of associated companies	33,400	11,800	65,800	61,200
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	831,700	803,600	1,619,800	1,543,400
(h)Income tax	-26,100	-23,700	-69,500	-91,100
(i)Profit/(loss) after (i)income tax before deducting minority interests	805,600	779,900	1,550,300	1,452,300

	(ii)Minority interests	5,200	8,100	19,500	14,100
	(j)Pre-acquisition profit/(loss), if applicable	0	0	0	0
	(k)Net Profit/(loss) from ordinary activities attributable to members of the company	810,800	788,000	1,569,800	1,466,400
	(l)Extraordinary (i)items	0	0	0	0
	(ii)Minority interests	0	0	0	0
	(iii)Extraordinary items attributable to members of the company	0	0	0	0
	(m)Net profit/ (loss) attributable to members of the company	810,800	788,000	1,569,800	1,466,400
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
	(a)Basic (based on ordinary shares - sen)	26.10	25.40	50.50	47.20
	(b)Fully diluted (based on ordinary shares - sen)	26.10	25.40	50.50	47.20
4	(a)Dividend per share (sen)	0.00	0.00	0.00	0.00
	(b)Dividend Description	A tax exempt interim dividend of 3 sen			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5	Net tangible assets per share (RM)	5.7700	5.1300

Remark :

Attachment of the full Financial Result Announcement :

2ndQtr02Announce.doc

Converted attachment :

Reference No TN-020404-62582

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	05/04/2002

Date of change	:	**04/04/2002**
Type of change	:	**Appointment**
Designation	:	**Secretary**
License no.	:	**LS 008338**
Name	:	**Zainal Abidin bin Yunus**
Working experience and occupation during past 5 years	:	**(a) WorkingExperience - 28 Years in LLN/TNB (b) Occupation Past 5 Years - (i) Head, Tender Management Services Procurement Services Department, TNB (ii) Deputy Secretary, TNB**
Remarks	:	

Reference No **TN-020329-65989**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**29/03/2002**

Type	:	**Announcement**
Subject	:	**Proposed Divestment of Stesen Janaelektrik Sultan Salahuddin Abdul Aziz Shah located at Kapar, Selangor Darul Ehsan ("Asset") by TNB to Kapar Energy Ventures Sdn. Bhd. ("KEV"), a wholly-owned subsidiary of Malakoff Berhad ("Malakoff") ("Proposed Kapar Divestment")**

Contents :

We refer to our announcement dated 31 December 2001 wherein, inter alia, TNB, KEV and Malakoff had agreed to extend the period within which the conditions precedent under the Asset Sale Agreement dated 31 July 2000 between TNB and KEV ("ASA") are to be satisfied and fulfilled ("Conditions Period") for an additional period of 3 months up to and inclusive of 31 March 2002 and a further announcement dated 21 January 2002 wherein it was stated, inter-alia, that the Heads of Agreement to the Supplemental Asset Sale Agreement ("HOA") entered into by TNB, KEV and Malakoff ("Parties") on 21 January 2002 in relation to the Proposed Kapar Divestment will expire on 31 March 2002 or the due execution of the Supplemental Asset Sale Agreement ("Supplemental ASA"), whichever is earlier.

Further to the above, TNB wishes to announce that the Parties had on 29 March 2002 mutually agreed to extend the Conditions Period for an additional period of one (1) month up to and inclusive of 30 April 2002 and to extend the terms of the HOA for an additional period of one (1) month period up to and inclusive of 30 April 2002 or the due execution of the Supplemental ASA, whichever shall be the earlier.

In this connection, it is the intention of the Parties to utilise the extension of the Conditions Period for the purposes of satisfying and fulfilling the conditions precedent under the ASA and the extension of the terms of the HOA to negotiate and finalise the Supplemental ASA and supplemental power purchase agreement to reflect the revised parameters of the Proposed Kapar Divestment as announced earlier.

This announcement is dated 29 March 2002.

Reference No TN-020214-34694

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	14/02/2002

Type : **Announcement**
Subject : **PROPOSED ACQUISITION OF 20% EQUITY INTEREST IN FIBRECOMM NETWORK (M) SDN BHD FROM MALAYSIAN RESOURCES CORPORATION BERHAD**

Contents :

INTRODUCTION

Pursuant to Paragraph 10.08 and Part D of the Listing Requirements of Kuala Lumpur Stock Exchange ("KLSE"), the Board of Directors wish to announce that the Company had on 9th February 2002 entered into an Agreement for Sale and Purchase of Shares ("SPA") with Malaysian Resources Corporation Berhad ("MRCB") for the acquisition of the entire 20% equity interest in Fibrecomm Network (M) Sdn Bhd ("FNSB") ("Proposed Acquisition"), rendering FNSB to be a subsidiary of TNB (59% equity shareholding).

CONTENT OF ANNOUNCEMENT IN RELATION TO TRANSACTIONS AS PER PART A. APPENDIX 10 OF THE KLSE LISTING REQUIREMENT

1. PARTICULARS OF ASSET ACQUIRED

The proposed acquisition involved the purchase of 15,000,000 ordinary shares ("Share Sales") of RM1.00 each representing 20% of the issued and paid-up share capital of FNSB from MRCB for cash consideration of RM22 million to be paid upon completion subject to terms and conditions of the Sales and Purchase Agreement.

2 DESCRIPTION OF THE BUSINESS

FNSB, a joint venture company between TNB, Celcom and MRCB, was incorporated on 21st May 1996. Its core business is in the provision of telecommunication network services over TNB's power infrastructure. FNSB currently owns and operates an extensive 98,000 fibre kilometers of network and offers a wide range of products and services including connectivity, bandwidth and other network facilities to its shareholder and service providers in the Information Communications Technology (ICT) industry.

The authorised and the issued and paid-up share capital of FNSB is RM75 million comprising 75,000,000 ordinary shares of RM1.00 each respectively. The issued and share paid-up capital of FNSB are held by TNB, Celcom and MRCB based on the percentage shareholdings of 39%, 41% and 20% respectively.

3. AGGREGATE VALUE OF CONSIDERATION

The Sale Consideration of RM22 million cash or RM1.467 per share was derived at on a willing-buyer willing-seller basis taking into account the unaudited Net Tangible Asset of FNSB of RM0.99 per share as at 30th November 2001 plus premium for the controlling stake of FNSB.

4. FINANCIAL INFORMATION ON THE ASSET

Please refer to the table section below.

5. FINANCIAL EFFECT OF THE TRANSACTION

The percentage ratio of the said transaction is less than 5% of the net tangible asset of the Company and hence have no material impact on earning per share, net tangible assets, share capital and substantial shareholder's shareholding.

6. DISPOSAL

Not applicable, as this does not involve any disposal

7. ACQUISITION

The proposed acquisition involved the purchase of 15,000,000 ordinary shares ("Share Sales") of RM1.00 each representing 20% of the issued and paid-up share capital of FNSB from MRCB for cash consideration of RM22 million to be paid upon completion subject to terms and conditions of the Sales and Purchase Agreement.

8. CONSIDERATION IN THE FORM OF EQUITY SHARE CAPITAL

Not applicable

9. APPROVAL REQUIRED

The Proposed Acquisition will be subjected to the following approvals being obtained:

(i) The FIC for the acquisition of the Sale Share by TNB;

ii) The shareholders of MRCB at the EGM to be convened;

iii) The SC for a waiver from making a mandatory general offer by TNB to Celcom under the Code; and

iv) Any other relevant approvals, if required.

10. INTERESTS OF DIRECTORS AND/OR MAJOR SHAREHOLDERS AND/OR PERSONS CONNECTED

The Employee Provident Funds ("EPF") is the common shareholder in TNB and MRCB with equity interest of 7.3% as of 30th November 2001 and 12.07% as of 31st December 2001 respectively. As such they are deemed interested in the Proposed Acquisition and will abstain from voting in respect of its shareholding in TNB on the Proposed Acquisition at an EGM to be convened.

Save as disclosed above, none of the Directors and/or substantial shareholders of TNB and/or persons connected to them has any direct interest in the Proposed Acquisition.

11. RATIONALE FOR THE TRANSACTION

FNSB networks are installed on TNB's electricity infrastructure and premises. It is thus of strategic importance to TNB to have control over the network. The Proposed Acquisition is to enable TNB to increase its stake from 39% to 59% thus acquiring majority control of FNSB.

12. SALIENT FEATURES OF THE AGREEMENT

The salient terms and conditions of the SPA are as follows:

a) In consideration of the Sale Consideration paid by TNB, MRCB as legal and beneficial owner, shall sell and TNB relying on warranties, representations and indemnity by MRCB under the SPA shall purchase the Sale Share free from all charges, liens, encumbrances and all liabilities and with all rights, benefits and advantages now and hereafter attaching thereto, including all bonuses, rights and dividends and distributions declared, made and paid as from the date of the SPA upon the terms and subject to the conditions of the SPA:

b) The Sale Consideration will be satisfied in the following manner:

i. cash payment of RM1,500,000 upon the execution of the SPA;

ii. cash payment of RM20,500,000 upon the completion of the SPA, being the 10th business day following the date the last of the conditions precedent (pursuant to the SPA) is satisfied or such other date as the parties may agree upon in writing;

iii. a further cash payment of RM23,000,000 upon the successful award of a licence under the Communication and Multimedia Act 1998, to TNB or its subsidiary of FNSB, provided always that the licence shall be obtained within three (3) years from the date of the

SPA. In the event that the licence is not obtained within the said three (3) years period, the parties agreed that the Sale Consideration shall be reduced and varied to RM22 million.

c) The completion of the SPA is conditional upon the following:-

i. the relevant approvals as described in Section 9 of this announcement;

ii. MRCB having obtained, to the satisfaction of TNB, from Celcom;

(a) a consent for MRCB to sell the Sale Shares to TNB pursuant to the SPA and that clause 2 of the Shareholders Agreement entered into Between TNB, Celcom and MRCB on 4th February 1997 shall not be applicable for the sale pursuant to the SPA;

(b) a consent to discharge MRCB from all its outstanding obligations under the Joint Development Agreement and clause 5 of the Shareholders' Agreement;

(c) a letter of undertaking in favour of TNB for the purpose of obtaining a waiver set out in 2.4c(i) above.

13. DATE OF THE TERMS OF THE TRANSACTION AGREED UPON

4th February 2002

14. DIRECTORS RECOMMENDATIONS

After considering all relevant factors, the Board of Director of TNB is of the opinion that the Proposed Acquisition is in the best interest of the Company and its shareholders.

15. RISK FACTORS

The business prospect of FNSB may be limited in the future if it cannot provide its services to a wider market in the event that it is unable to obtain the necessary operating licenses. However to mitigate this TNB has deferred the consideration of RM23m and this amount will not be paid if such licenses were not obtained within 3 years.

16. ESTIMATED TIMEFRAME FOR COMPLETION AND CIRCULAR TO SHAREHOLDERS

The Proposed Acquisition is expected to be completed by June 2002. A circular to the shareholders of TNB setting out details of the Proposed Acquisition will be dispatched to the shareholder in due course.

17. STATEMENT ON COMPLIANCE WITH THE COMMISSION'S POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES

To the best of the Directors of TNB, the transaction has not departed from the SC Guidelines

18. OTHER INFORMATION

Nil

4. FINANCIAL INFORMATION ON THE ASSET

Based on the last audited financial account of FNSB as of 31st December 2000, the main financial information on FNSB is as follows:

Profit and Loss Account	
Operating Revenue:	21,368,926
Profit after tax:	1,730,178
Balance Sheet	
Fixed Assets	121,434,793
Current Asset	20,866,468
Current Liabilities	61,350,082
Long Term Liabilities	4,887,076
Issued and Paid Up Capital	75,000,000
Reserve	1,068,103

	Audited as at 31 August 2001	After Proposed Kapar Divestment
	RM million	**RM million**
Share Capital	3,106.8	3,106.8
Share Premium	3,143.4	3,143.4
Revaluation and other reserves	1,157.2	1,157.2
Retained profits	8,970.9	(1) 9,016.4
NTA	16,378.3	16,423.8
NTA per share (RM)	5.27	5.29

Note:

1. After taking into account the gain arising from the disposal of the Asset of approximately RM45.5 million.

TABLE C

The shareholdings of the Interested Parties in relation to the Proposed Kapar Divestment are set out as follows:

	As at 31 March 2002				As at 31 March 200		
	<------------TNB------------>				<------------Malakoff---		
	<------Direct------>		<------Indirect------>		<------Direct------>		<------
Shareholders	**No. of shares**	**%**	**No. of shares**	**%**	**No. of shares**	**%**	**Nc sh**
EPF	259,733,000	8.36	-	-	126,947,000	14.88	
SASB	180,650,000	5.81	-	-	3,487,909	0.41	
PNB	53,632,000	1.73	# 235,122,000	7.57	1,623,000	0.19	20
SASN	19,469,000	0.63	-	-	1,479,000	0.17	
ASM	15,423,000	0.50	-	-	368,000	0.04	
ASW2020	19,580,000	0.63	-	-	8,315,000	0.97	
Tan Sri Abdul Halim bin Ali	1,000	less than 0.01	-	-	-	-	
Dato' Ir (Dr.) Haji Ahmad Zaidee bin Laidin	-	-	-	-	-	-	

Notes:

** Deemed interest in shares held by Malaysian Mining Corporation Berhad of 193,958,334 shares, Amanah Saham Didik of 1,512,000 shares, SASN, ASM, SASB and ASW2020 by virtue of Section 6A of the Companies Act, 1965.*

 # Deemed interest in shares held by SASB, SASN, ASM and ASW2020 by virtue of Section 6A of the Companies Act, 1965.

U:\CF-KTS\tnb\tnb-kapar\klseAnnouncement-2.doc

Reference No TN-020429-66384

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**29/04/2002**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-020426-41141**
Subject	:	**ARTICLE ENTITLED :" TENAGA MAY SELL GENTING SANYEN STAKE FOR RM200M "**

Contents :

1. With reference to the query No. 1, we wish to state that Tenaga Nasional Berhad (TNB) had on 26th April 2002, entered into a Sale and Purchase Agreement (SPA) for the sale of TNB's 20% stake in Genting Sanyen Power Sdn. Bhd. (GSP) to Mastika Lagenda Sdn. Bhd. (MLSB) on a willing-buyer-willing-seller basis for a total sale consideration of RM240 million subject to approval of the relevant parties. This was announced to the KLSE on the same day.

2. With reference to query No. 2, we wish to state that the SPA above is part of a negotiation between TNB and MLSB involving the proposed sale of TNB's 40% stake in Sepang Power Sdn. Bhd (SPSB) to MLSB for a proposed total sale consideration of RM65.7 million. This sale is subject to the completion of TNB's acquisition of MRCB's 70% stake in SPSB under the SPA signed in November 2001 between TNB and MRCB for RM115 million. This negotiation was announced and incorporated in the announcement regarding paragraph 1 above.

Query Letter content :
We refer to the above news article appearing in Business Times, page 1, on Friday, 26 April 2002, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
"TENAGA Nasional Bhd has decided to sell its 20 per cent stake in power plant operator Genting Sanyen Power Sdn Bhd to Genting Bhd for more than RM200 million ..."
"... to purchase Sepang Power and then sell it off to a third party ..."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/WSW/ZOOS
c.c. Securities Commission (via fax)

Reference No TN-020426-52953

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 26/04/2002

Type : **Announcement**
Subject : **Proposed Sale of Tenaga Nasional Berhad's ("TNB") 20% equity stake in Genting Sanyen Power Sdn Bhd ("GSP") to Mastika Lagenda Sdn Bhd ("MLSB"), a 97.7% indirect subsidiary of Genting Berhad ("Genting")**

Memorandum of Agreement between TNB and MLSB to affirm undertaking to respectively sell and acquire TNB's 40% stake in Sepang Power Sdn Bhd ("SPSB")

Contents :

Tenaga Nasional Berhad ("TNB") is pleased to announce that on 26th April 2002, the company had entered into a Sale and Purchase Agreement ("SPA") for the sale of TNB's 20% stake in GSP to Mastika Lagenda Sdn Bhd ("MLSB") on a willing-buyer-willing-seller basis for a total sale consideration of RM240 million. The SPA is subject to approvals from all the relevant parties.

The SPA is part of a negotiation between TNB and MLSB involving the proposed sale of TNB's 40% stake in Sepang Power Sdn Bhd ("SPSB") to MLSB for a proposed total sale consideration of RM65.7 million. The sale of TNB's 40% stake in SPSB is subject to the completion of TNB's acquisition of MRCB's 70% stake in SPSB under the Sale and Purchase agreement signed in November 2001 between TNB and MRCB, for RM115.0 million.

The understanding is embodied under the Memorandum of Agreement (MoA) signed on 26th April 2002 between TNB and MLSB. In the MoA, both parties also agreed that subject to the relevant authorities' approval, SPSB's power plant will be developed as a coal fired power plant instead of a gas fired power plant as originally approved and that SPSB will be commissioned no earlier than Year 2007.

The SPA and MoA are not subject to the approval of the shareholders of TNB. The proposed sale is expected to have insignificant effect on the net tangible assets per share of TNB.

Reference No TN-020205-65684

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**05/02/2002**

Type	:	**Reply to query**
Reply to	:	**ZO-020204-56960**
Query Letter by KLSE reference ID	,	
Subject	:	**ARTICLE ENTITLED : Malaysia Tenaga, Thai EGAT To Sign Power Deal in March**

Contents :

The agreement to buy and sell electrical energy through the 300 MW HVDC (High Voltage Direct Current) interconection across the Malaysian-Thailand boarder has been agreed in principle by EGAT and TNB. The agreement is awaiting for a suitable date for its execution by the parties concerned.

Query Letter content :
We refer to the above news article appearing on Bloomberg, on Monday, 4 February 2002, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
"... Tenaga Nasional Bhd. (B.TNN) and the Electricity Generating Authority of Thailand will sign a cross-border power purchase agreement in March ..."
"... the basic terms of the agreement have been approved by both sides ..."
"The agreement will cover electricity sales via a new 300-megawatt interconnection line commissioned late last year."
"Under the terms of the new agreement, EGAT and Tenaga will quote prices on a monthly basis, allowing daily purchases by either side to be determined on a competitive basis."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager, Listing Operations
KLL/ASL/ZOOS
c.c. Securities Commission (via fax)

Reference No **TN-020131-7D389**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	31/01/2002

Date of change	:	**31/01/2002**
Type of change	:	**Appointment**
Designation	:	**Member of Audit Committee**
Directorate	:	**Independent & Non Executive**
Name	:	**DATIN PADUKA SERIPAH NOLI BT SYED HUSSIN**
Age	:	**46**
Nationality	:	**MALAYSIAN**
Qualifications	:	**BACHELOR OF BUSINESS ADMINISTRATION, WESTERN MICHIGAN UNIVERSITY**
Working experience and occupation	:	**(1) ACCOUNT OFFICER - KOPERASI POLIS DIRAJA MALAYSIA (1979-1980)** **(2) ASSISTANT EXECUTIVE - UNITED MALAYAN BANGKING CORPORATION BHD (1983-1989)** **(3) HEAD OF CREDIT MANAGEMENT UNIT (1983-1989)** **(4) INTER-BUILDERS (M) SDN BHD, DIRECTOR (1995-PRESENT)** **(5) DIRECTOR, KUMPULAN PERANGSANG SELANGOR BHD (1995-1997)** **(6) DIRECTOR, BRISDALE HOLIDING BHD (1997-PRESENT)** **(7) AHLI MAJLIS , MAJLIS AMANAH RAKYAT (1998-PRESENT)**
Directorship of public companies (if any)	:	**NIL**
Family relationship with any director and/or major shareholder of the listed issuer	:	**NIL**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**NIL**
Composition of Audit Committee (Name and Designation of members after change)	:	**DATO'LAU YIN PIN @ LAU YEN BENG (CHAIRMAN)** **TAN SRI DATO' CHAN CHOONG TAK @ CHAN CHOONG TACK** **DATO' HARI NARAYANAN A/L GOVINDASAMY** **DATIN PADUKA SERIPAH NOLI BT SYED HUSSIN**
Remarks	:	

Reference No TN-020131-64817

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	31/01/2002

Date of change	:	**31/01/2002**
Type of change	:	**Resignation**
Designation	:	**Member of Audit Committee**
Directorate	:	**Independent & Non Executive**
Name	:	**SHAZIMAN BIN ABU MANSOR**
Age	:	**37**
Nationality	:	**MALAYSIAN**
Qualifications	:	**BACHELOR OF SCIENCE IN CIVIL ENGINEERING**
Working experience and occupation	:	**(1) AOKAM TIN BHD (1989) (2) SHAZIMAN ENTERPRISE, ENTREPRENUR (1990-pRESENT) (3) SURIA ELECTRONICS SDN. BHD., EXECUTIVE DIRECTOR (1994-1998) (4) INTER-BUILDERS (M) SDN BHD, DIRECTOR (1995-PRESENT)**
Directorship of public companies (if any)	:	**NIL**
Family relationship with any director and/or major shareholder of the listed issuer	:	**NIL**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**NIL**
Composition of Audit Committee (Name and Designation of members after change)	:	**DATO'LAU YIN PIN @ LAU YEN BENG (CHAIRMAN) TAN SRI DATO' CHAN CHOONG TAK @ CHAN CHOONG TACK DATO' HARI NARAYANAN A/L GOVINDASAMY**
Remarks	:	

Reference No TN-020131-44998

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 31/01/2002
Financial Year End : 31/08/2002
Quarter : 1

Quarterly report on consolidated results for the financial period ended 31/08/2002
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	30/11/2001	20/11/2000	30/11/2001	20/11/2000
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	3,809,800	3,613,700	3,809,800	3,613,700
(b)Investment income	100	200	100	200
(c)Other income	55,800	95,600	55,800	95,600
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	1,596,300	1,427,600	1,596,300	1,427,600
(b)Finance cost	-287,100	-272,100	-287,100	-272,100
(c)Depreciation and amortisation	-553,500	-465,100	-553,500	-465,100
(d)Exceptional items	0	0	0	0
(e)Profit/(loss) before income tax, minority interests and extraordinary items	755,700	690,400	755,700	690,400
(f)Share of profits and losses of associated companies	32,400	40,400	32,400	49,400
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	788,100	739,800	788,100	739,800
(h)Income tax	-43,400	-67,400	-43,400	-67,400
(i)Profit/(loss) after (i)income tax before deducting minority interests	744,700	672,400	744,700	672,400

	(ii)Minority interests	14,300	6,000	14,300	[illegible]
	(j)Pre-acquisition profit/(loss), if applicable				
	(k)Net Profit/(loss) from ordinary activities attributable to members of the company	759,000	678,400	759,000	678,400
	(l)Extraordinary (i)items	0	0	0	0
	(ii)Minority interests	0	0	0	0
	(iii)Extraordinary items attributable to members of the company		0	0	0
	(m)Net profit/ (loss) attributable to members of the company	759,000	678,400	759,000	678,400
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
	(a)Basic (based on ordinary shares - sen)	24.40	21.80	24.40	21.80
	(b)Fully diluted (based on ordinary shares - sen)	24.40	21.80	24.40	21.80
4	(a)Dividend per share (sen)	0.00	0.00	0.00	0.00
	(b)Dividend Description	NIL			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5	Net tangible assets per share (RM)	5.5600	5.3100

Remark :

Attachment of the full Financial Result Announcement :

1stQ1-02Announce.doc

Converted attachment :

LISTING'S CIRCULAR NO. L/Q : 11508 OF 2002

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**29/01/2002**

Date : 01/29/2002
Subject : TENAGA-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 991,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 4 February 2002.

Reference No TN-020129-61546

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	29/01/2002

Date of change	:	**29/01/2002**
Type of change	:	**Appointment**
	:	**Boardroom**
Designation	:	**Director**
Directorate	:	**Independent & Non Executive**
Name	:	**Datin Paduka Hajah Seripah Noli binti Syed Husin**
Age	:	**46**
Nationality	:	***Malaysian***
Qualifications	:	**Diploma Pengurusan Kredit - Institut Teknologi MARA** **Sarjana Muda Pentadbiran Perniagaan (BBA) - Western Michigan University** **Sijil Pengurusan Kewangan - Swinburne University, Melbourne**
Working experience and occupation	:	**1979-1980:Account Officer - Koperasi Polis Diraja Malaysia** **1983-1993 : Assistant Executive Officer - United Malayan Banking Corporation Bhd.** **1989-1993 : Head, Credit Management Unit - United Malayan Bangking Corporation Bhd.** **1995-1997 : director - Kumpulan Perangsang Selangor Berhad** **1997-present : Director - Brisdale Holding Bhd** **1998-present: Ahli Majlis - Majlis Amanah Rakyat (MARA)**
Directorship of public companies (if any)	:	**Brisdale Holding Berhad**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Remarks	:	

Reference No **TN-020121-EDA68**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**21/01/2002**

Type	:	**Announcement**
Subject	:	**PROJECT IMPLEMENTATION AGREEMENT BETWEEN TENAGA NASIONAL BERHAD (TNB) AND SKS VENTURES.**

Contents :

Tenaga Nasional Berhad (TNB) is pleased to announce that on 21st January 2002, TNB and SKS Ventures Sdn Bhd had entered in a Project Implementation Agreement based on the terms as highlighted in the Salient terms to commemorate the honourable Prime Minister's visit to the project site.

SKS Ventures Sdn Bhd was given the approval by the Malaysian government to build a coal-fired electricity generating facility with a nominal capacity of 2,100 MW to be located at Pulau Bunting, Yan, Kedah Darul Aman.
On 16th July 2001, both parties signed a Heads of Agreement with a view to negotiating and executing a Power Purchasing Agreement (PPA). On 29th November 2001, the government of Malaysia gave the approval to SKS Ventures Sdn Bhd for the relocation of the project from the proposed site in Pulau Bunting, Yan, Kedah to Tanjung Bin, Johor.

The Implementation Agreement signifies further reinforcement to the commitment of both parties towards finalisation of the project agreements.

Reference No **TN-020121-59070**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **21/01/2002**

Type : **Announcement**
Subject : **Proposed Divestment of Stesen Janaelektrik Sultan Salahuddin Abdul Aziz Shah located at Kapar, Selangor Darul Ehsan ("Assets") by TNB to Kapar Energy Ventures Sdn. Bhd. ("KEV"), a wholly-owned subsidiary of Malakoff Berhad ("Malakoff") ("Proposed Kapar Divestment")**

Contents :

We refer to the announcement made by the Company dated 31 December 2000 in relation to the Proposed Kapar Divestment and are pleased to announce that on 21 January 2002, TNB, Malakoff and KEV (collectively known as the "Parties") had entered into a Heads of Agreement to the Supplemental Asset Sale Agreement ("Heads of Agreement"). In the Heads of Agreement, the parties have mutually agreed, inter-alia, to enter into a supplemental agreement to the Asset Sale Agreement ("ASA") dated 31 July 2001, ("Supplemental ASA") and a supplemental agreement to the Power Purchase Agreement dated 31 July 2001 ("Supplemental PPA"), to reflect the revised parameters of the Proposed Kapar Divestment, including, but not limited, to, the following:

(a) the revision of the Tier 1 Capacity Rate Financial ("CRF") to achieve an average tariff payable of 10.62 sen/kWh;

(b) the revision of the purchase consideration for 100% interest in the Assets ("Purchase Consideration") to RM4,200 million based on the revision to the Tier 1 CRF as set out in (a) above;

(c) the transfer of the Assets by TNB to KEV at the revised Purchase Consideration of RM4,200 million upon the completion of the ASA (as supplemented by the Supplemental ASA);

(d) the subscription by TNB for sixty percent (60%) of the equity in KEV with Malakoff holding the remaining forty percent (40%) of the equity in KEV prior to the completion of the ASA'

(e) the execution by the Parties of the following agreements:-

(i) Subscription Agreement in respect of the subscription by TNB of sixty percent (60%) of the equity in KEV; and

(ii) Shareholders Agreement to set out the terms and conditions for the management and control of KEV and the overall operations of the assets by TNB, Malakoff and/or KEV on a joint venture basis; and

(f) the incorporation of additional conditions precedent arising from and in relation to, the revision of the terms for the divestment and acquisition of the Assets as set out above, the Project Financing and such other matters as may be mutually agreed between the Parties.

The Heads of Agreement will expire on 31 March 2002 or upon the signing of the Supplemental ASA by the Parties, which ever is earlier.

Reference No **TN-020114-63042**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**14/01/2002**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-020111-42140**
Subject	:	**ARTICLE ENTITLED : " Tenaga expected to sell stakes in 2 power plants"**

Contents :

We refer to your letter dated 11 January 2002 on the news articles that appeared on Bussiness Times (page 1 and 17) on Friday, 11 January 2002.

We wish to inform the Kuala Lumpur Stock Exchange (KLSE) that Tenaga Nasional Berhad (TNB) has reported to KLSE on 24 December 2001 that TNB is considering to sell its equity interest in power plants owned by the Independent Power Producers (IPPs). Accordingly, an independent advisor has been appointed to conduct an in-depth study and to recommend the appropriate options for TNB to proceed with a view of optimising the value created in the IPPs that has been operating since 1995.

Following the announcement, we have received several inquiries and offers from interested parties regarding this matter. This includes offers from existing controlling shareholders such as Sime Darby Bhd for Port Dickson Power Bhd shares and Genting Bhd for the Genting Sanyen Power Sdn Bhd shares. TNB is looking these offers as further inputs to our strategy with a view that these sales will give optimum shareholder values to TNB shareholders.

TNB is currently evaluating the advisor's recommendations on this matter and we expect to finalise our action plan within the first quarter of this year. Should there be any concrete and firm development on this matter, TNB will make the necessary announcement to the KLSE accordingly.

Query Letter content :

We refer to the above news articles appearing in Business Times, pages 1 & 17, on Friday, 11 January 2002, a copy of which is enclosed for your reference.

In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-

"TENAGA Nasional Bhd is likely to sell its minority interests in two power plants to their existing controlling shareholders - Sime Darby and Genting Bhd."

In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.

Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/ASL/ZOOS
c.c. Securities Commission (via fax)

COPIES OF SUBMISSION TO
KUALA LUMPUR STOCK EXCHANGE AND
PRESS STATEMENT
MADE BY
TENAGA NASIONAL BERHAD
DECEMBER 1999 – DECEMBER 2000

SIARAN AKHBAR
PRESS RELEASE
TENAGA NASIONAL BERHAD
(200866-W)

S.A. Bil.200/10/66

PRESS STATEMENT

Tenaga Nasional Berhad Board met this afternoon and has approved TNB's Group unaudited financial accounts for year ended 31st August 2000.

The overall Group performance for the year under review is better than the last financial year with a Group recorded pre-tax profit of RM 1,523.8 million, and increase of 55.8% from the previous year on the back of rapid Malaysian economic recovery and high electricity consumption growth. Consequently, our Earnings Per Share (EPS) has improved from 24.9. sen to 42.9 sen . The Group turnover has increased by 13.3% from RM 13.7 billion in FY 1999 to RM 12.1 billion in FY2000. Sales of electricity of the Group for the financial year increased by RM 1,504 million or 12.8 % compared to the preceding year whilst unit consumption has increased by 13% compared to a mere 0.74% in the previous year.

At the operating profit level (before interest charge, depreciation, ammortisation, foreign exchange loss, exceptional items, taxation and minority interest), the profit has improved to RM 4,855.8 million compared to RM 4,228.9 million for the previous year that is a growth of 14.8 %.

This year the Board has decided to make a special provision of RM 328 million with respect to TNB's investment in Pakistan Power Project. The completion of the power plant has been delayed considerably resulting in significantly large cost over- run. Eventhough the Commercial Operation Date (COD) is expected to be reached within the next few months i.e. December/January, and that the projected net cashflows over the project life exceeds the estimated project cost, we have decided to reflect a more realistic value of the asset by making the provision of RM328 million. This accounting treatment is still at the Exposure Draft stage in Malaysia, but already been adopted as part of the International Accounting Standard. We will continue to review this sitiuation until the project is completed and fully commercialised and will decide accordingly.

The Group Profit after taxation attributable to shareholders for the year is RM 1332.8 million compared to RM 773.5 million for the corresponding period. On this good performance, the Board has recommended a tax exempted final dividend of 7 sen per share.

The current sign of recovery of economic activities and more optimistic medium term outlook for the economy reinforces TNB's confident that present performance can be sustained in the next financial year.

Issued on 31st October 2000.

TENAGA NASIONAL BERHAD (200866-W)

POWERING THE NATION'S PROGRESS

The Board of Directors is pleased to announce the following:

I. UNAUDITED RESULTS OF THE GROUP FOR THE 4TH QUARTER ENDED 31st AUGUST 2000.

(Amounts in RM million unless otherwise stated)

	INDIVIDUAL 4TH QUARTER		YEAR TO DATE	
	2000	1999	2000	1999
Turnover	3,642.6	3,307.8	13,719.1	12,108.0
Investment income	0.5	30.7	46.1	52.9
Other income including interest income	131.2	49.3	405.6	171.9
Operating profit before interest charges, depreciation and amortisation, exceptional items, foreign exchange loss, taxation and minority interest	1,188.3	1,317.8	4,855.8	4,228.9
Interest charges	(293.0)	(164.4)	(1,062.2)	(1,059.7)
Depreciation and amortisation	(444.5)	(437.9)	(1,673.3)	(1,636.6)
Exceptional loss	(332.4)	-	(332.4)	(39.7)
Operating profit after interest charges, depreciation and amortisation, exceptional loss but before foreign exchange loss, taxation and minority interest	118.4	715.5	1,787.9	1,492.9
Foreign exchange loss	(94.9)	(849.1)	(371.1)	(613.5)
Share in profits of associated companies	36.5	27.7	107.0	98.4
Profit/(loss) before taxation and minority interest	60.0	(105.9)	1,523.8	977.8
Taxation	(51.7)	(67.1)	(230.5)	(236.6)
Profit/(loss) after taxation but before minority interest	8.3	(173.0)	1,293.3	741.2
Minority interest	5.9	24.7	39.5	32.3
Profit/(loss) after taxation attributable to shareholders	14.2	(148.3)	1,332.8	773.5
	SEN	SEN	SEN	SEN
Earnings/(loss) per share-Basic	0.5	(4.8)	42.9	24.9
Earnings/(loss) per share-Diluted	0.5	(4.8)	42.9	24.9

II. UNAUDITED CONSOLIDATED BALANCE SHEET AS AT 31st AUGUST 2000

(Amounts in RM million unless otherwise stated)

	31st August 2000	31st August 1999
FIXED ASSETS	45,709.7	42,988.3
ASSOCIATED COMPANIES	582.0	457.2
INVESTMENTS	402.4	404.6
LONG TERM RECEIVABLES	444.0	444.0
CURRENT ASSETS		
Stocks	1,021.4	1,114.6
Trade Debtors	1,663.2	1,348.1
Other Debtors	837.7	806.6
Bank and cash balances	768.3	1,144.3
Marketable securities	59.5	61.4
Amount due from associated companies	21.4	13.3
	4,371.5	4,488.3

	31st August 2000	31st August 1999
CURRENT LIABILITIES		
Trade Creditors	(1,843.5)	(2,224.7)
Other Creditors	(1,388.4)	(1,135.9)
Short term borrowings	(5,371.6)	(2,470.9)
Current taxation	(325.5)	(136.0)
Proposed dividend	(156.5)	(111.6)
Amount owing to associated companies	(353.2)	(310.0)
	(9,438.7)	(6,389.1)
NET CURRENT LIABILITIES	(5,067.2)	(1,900.8)
LONG TERM LIABILITIES		
Term loans	(22,289.9)	(23,957.2)
Customer deposits	(1,224.5)	(1,104.7)
Retirement benefits	(383.6)	(327.0)
Other liabilities	(123.7)	(125.6)
	(24,021.7)	(25,514.5)
DEFERRED TAXATION	(970.9)	(995.3)
DEFERRED INCOME	(2,115.8)	(2,063.1)
GOVERNMENT DEVELOPMENT GRANTS	(380.0)	(348.8)
	14,582.5	13,471.6
Financed by :-		
SHARE CAPITAL	3,106.2	3,101.4
SHARE PREMIUM	3,140.4	3,112.9
REVENUE RESERVE	7,070.6	5,979.9
REVALUATION RESERVE	1,237.1	1,237.1
FOREIGN EXCHANGE RESERVE	(54.1)	(29.0)
SHAREHOLDERS' FUNDS	14,500.2	13,402.3
MINORITY INTEREST	82.3	69.3
	14,582.5	13,471.6
	Sen	Sen
NET TANGIBLE ASSETS PER SHARE	467	432

II NOTES

(Amounts in RM million unless otherwise stated)

1) ACCOUNTING POLICIES

The same accounting policies and methods of computation used in the preparation of the Group's last annual financial statements have been applied in the preparation of the quarterly financial statements.

) EXCEPTIONAL LOSS

Exceptional loss relates to the provision made against the Group's equity investment in a subsidiary company, Liberty Power Ltd.

) EXTRAORDINARY ITEMS

There were no extraordinary items during the quarter and financial year.

TAXATION

Taxation comprises the following:-

	4th Qtr	FY2000
Current taxation of Group	49.4	229.7
Deferred taxation of Group	(7.6)	(25.1)
Share of tax in associated companies	9.9	25.9
	51.7	230.5

5) **PRE-ACQUISITION PROFITS**

No pre-acquisition profits were included in the operating profit for the current financial year-to-date.

6) **PROFIT ON SALE OF INVESTMENT PROPERTIES**

There were no disposals of investment properties during the current financial year-to-date.

7) **PURCHASES AND SALES OF QUOTED SECURITIES**

a) Cost of total purchases and sales of quoted securities and the loss arising thereon for the financial year-to-date were as follows:-

Purchases	16.3
Sales	20.6
Loss on sales	(6.1)

b) Investments in quoted securities were as follows:-

At cost	77.0
At carrying value	44.7
At market value	44.7

The above quoted securities are managed by external fund managers.

8) **CHANGES IN THE COMPOSITION OF THE GROUP**

There were no material changes in the composition of the Group during the financial year-to-date.

9) **STATUS OF CORPORATE PROPOSALS**

On 31st July 2000, TNB entered into a conditional Assets Sale Agreement with Kapar Energy Ventures Sdn Bhd ("KEV"), a wholly owned subsidiary of Malakoff Bhd, for the divestment of the Kapar Power Station for a consideration of RM6,270 million. The major conditions precedent are the approvals from the regulatory authorities and lenders. Upon completion of the sale, TNB will hold 60% equity in KEV.

The following agreements were also entered into on the aforementioned date:-

a) a conditional Power Purchase Agreement between TNB and KEV

b) a conditional Lease Agreement between TNB and KEV

c) a conditional Coal Supply Agreement between TNB Fuel Services Sdn Bhd, a wholly owned subsidiary of TNB, and KEV

10) **SEASONALITY OR CYCLICALITY OF OPERATIONS**

The businesses of the Group are not subject to material seasonal or cyclical fluctuations.

11) **ISSUANCE OR REPAYMENT OF DEBTS AND EQUITY SECURITIES**

As at 31st August 2000, there were no issuance or repayment of debt and equity securities, share buy-backs, share cancellation or shares held as treasury shares and resale of treasury shares with the exception of 4,848,000 shares issued under the existing Employee Share Option Scheme ('ESOS').

12) **GROUP BORROWINGS**

a) The tenure of Group borrowings classified under short and long term categories is as follows :-

Short term	- secured	0.7
	- unsecured	5,370.9
		5,371.6
Long term	- secured	54.2
	- unsecured	22,235.7
Total		27,661.5

b) Ringgit equivalent of foreign currency borrowings are as follows :-

French Franc	138.9
Japanese Yen	8,169.7
Sterling Pound	413.9
US Dollar	5,951.5
Other currencies	35.3
Total foreign currency borrowings	14,709.3
Ringgit Malaysia	12,952.2
Total	27,661.5

13) **CONTINGENT LIABILITIES**

As at 25th October 2000, contingent liabilities of the Group comprise the following:-

Claims by third parties	603.6
Housing loans sold to Cagamas Berhad	233.8
Stamp duties on transfer of assets	108.0
Other contingencies	37.3
	982.7

14) **FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISKS**

TNB has certain financial instruments with off balance sheet risks including assets and liabilities and financial instruments incurred in the normal course of business. In applying a consistent risk management strategy, the Company manages its exposure to market rate movements of its financial liabilities through the use of derivative financial instruments which include foreign currency future contracts and interest rate and currency swap agreements designated as hedges. These instruments are executed with creditworthy financial institutions and the Directors of TNB are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their respective financial strength. Virtually all foreign currency contracts are denominated in U.S dollars, Yen and other currencies of major industrialised countries. Although TNB may be exposed to losses in the event of market rate fluctuations, it does not anticipate significant losses due to the nature of its hedging arrangements.

TNB has entered into interest rate swap agreements and currency and interest rate swap agreements, some of which have embedded interest rate options, which mature from year 2000 to 2007. TNB has entered into these derivatives to reduce its exposure to losses resulting from adverse fluctuations in interest rates or foreign currency exchange rates on underlying debt instruments.

TNB's accounting policy on financial derivatives is as follows:
' Financial derivatives hedging instruments are used in the Company's risk management of foreign currency and interest rate risk exposure of its financial liabilities. Hedge accounting principles are applied for the accounting of the underlying exposures and their hedge instruments. The underlying foreign currency liabilities are translated at their respective hedge exchange rate and net differentials in interest receipts and payments arising from interest rate derivative instruments are accrued, so as to match those net differentials with the related interest expense on the hedge liabilities. No amounts are recognised in respect of future periods '.

As at 25th October 2000, the total outstanding notional principal amount of derivative financial instruments entered into by TNB was RM6,832.3 million. While this amount is a summation of the notional principal amount of outstanding financial instruments, it is not a measure of the extent of risks that TNB is exposed to.

15) **MATERIAL LITIGATION**

As at 25th October 2000, there was no material litigation involving the Group except as disclosed in Note 13.

16) **SEGMENT REPORT**

As the principal business of the Group is the generation and supply of electricity, segment reporting is deemed not necessary.

17) **COMPARISON WITH PRECEDING QUARTER'S OPERATING RESULTS**

The decrease in operating profit is mainly due to an increase in operating costs (RM183.0 million) and provision for rechargeable cost (RM73.1 million) but offset by an increase in turnover of RM198.0 million.

18) **REVIEW OF PERFORMANCE**

(a) The significant increase in operating profit was due to the increase in sales of electricity of the Group for the financial year by RM1,504.0 million or 12.8% compared with the preceding year. The growth in sales is attributed mainly to industrial and commercial consumers each contributing RM406.2 million and RM931.0 million respectively to the increase.

(b) Foreign exchange gain/(loss) is made up as follows:-

	FY2000	FY1999
Translation loss – Borrowings	(316.4)	(520.5)
Translation loss – Others	(9.7)	(73.7)
Transaction loss	(45.0)	(19.3)
Net foreign exchange loss	(371.1)	(613.5)

The translation loss of the current financial year relates mainly to the translation of Yen denominated borrowings arising from the strengthening of the Yen against the US Dollar to which the local currency is pegged.

:) **PROSPECTS IN THE NEXT FINANCIAL YEAR**

In view of the continuing improvement in the economy of the country, electricity demand is expected to rise in tandem with the increase in economic activities. Barring any significant appreciation of the Yen against the Ringgit and unforeseen circumstances, the Directors expect the Group's performance for the next financial year to be satisfactory.

) **VARIANCE ON FORECAST PROFIT/PROFIT GUARANTEE**

This note is not applicable.

21) **DIVIDENDS**

The Board of Directors has recommended a final gross dividend of 7 sen per share (1999 : 5 sen) less income tax of 28% in respect of the financial year ended 31st August 2000 amounting to RM156.5 million (1999 : RM111.6 million). Together with the gross interim dividend of 3 sen per share (1999 : Nil), the total gross dividend for the year amounts to 10 sen per share (1999 : 5sen). Subject to approval at the forthcoming Annual General Meeting, the final dividend will be paid on 18th January 2001 to shareholders registered in the Register of Members at the close of business on 22nd December 2000.

The Register of Members will be closed from 23rd December 2000 to 28th December 2000 (both dates inclusive) for the purpose of determining shareholders' entitlement to the dividend.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 20th December 2000 in respect of shares which are exempted from mandatory deposit;
b) Shares transferred into the depositor's securities account before 12.30 p.m. on 22nd December 2000 in respect of ordinary transfers; and
c) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

By Order of the Board

DATIN AZIZAH BINTI OSMAN (LS0014)
FADILAH BINTI EDROSS (LS05049)
Company Secretaries

Kuala Lumpur
31st October 2000

TENAGA NASIONAL BERHAD

Final Results FY 2000
31 October 2000

- *Part 1-Results Announcement*
- *Part 2-Group Operation Results*
- *Part 3-Group Financial Results*

3

RESULTS ANNOUNCEMENT

By

DATO' DR. JAMALUDDIN DATO' MOHD JARJIS

CHAIRMAN

of

TENAGA NASIONAL BERHAD

4

Highlights of TNB Group Financial Results

(Figures in RM Million)	YEAR TO DATE		% CHANGE
	2000	1999	+ or (-)
Turnover	13,719.1	12,108.0	13.3
Investment and other income	451.7	224.8	100.9
Operating profit before interest charges, depreciation and amortisation, foreign exchange loss, exceptional items, taxation and minority interest	4,855.8	4,228.9	14.8
Interest charges	(1,062.2)	(1,059.7)	0
Depreciation and amortisation	(1,673.3)	(1,636.6)	2.2
Exceptional gain/(loss)	(332.4)	(39.7)	737
Operating (loss)/profit after interest charges, depreciation and amortisation, exeptional loss, foreign exchange loss but before taxation and minority interest	1,787.9	1,492.9	19.7

Highlights of TNB Group Financial Results (con't)

(Figures in RM Million)	YEAR TO DATE		% CHANGE
	2000	1999	+ or (-)
Operating (loss)/profit after interest charges, depreciation and amortisation, exceptional loss, foreign exchange loss but before taxation and minority interest	1,787.9	1,492.9	19.7
Share of profits in associated companies	107.0	98.4	8.7
Foreign Exchange Loss	(371.1)		(613.5)
(39.5)			
(Loss)/Profit before taxation and minority interest	1,523.8	977.8	55.8
Taxation	(230.5)	(236.6)	(2.5)
(Loss)/profit after taxation but before minority interest	1293.3	741.2	75.0
Minority interest	39.5	32.3	22.3
(Loss)/profit after taxation attributable to shareholders	1,332.8	773.5	72.3

PART 2

GROUP OPERATIONS

By

DATO FUAD JAAFAR

(PRESIDENT/ CHIEF EXECUTIVE OFFICER)

Contents

- *Analysis of Revenue*
- *Future Demand and Current/Future Supply of Electricity*
- *Analysis of Operation and Maintenance Performance*

Analysis of Revenue

9

Sales of Electricity - Peninsular Malaysia (Unit)

	Unit GWh FY2000	Unit GWh FY1999	% Increase
Industrial	*29,817.8*	*25,459.5*	*17.1%*
Commercial	*14,747.6*	*13,164.3*	*12.0%*
Domestic	*9,092.7*	*8,399.6*	*8.3%*
Others	*596.0*	*521.2*	*14.4%*
Total	*54,254.1*	*47,544.6*	*14.1%*

10

Sales of Electricity - Peninsular Malaysia (RM)

	RM (mil) FY 2000	RM (mil) FY 1999	% Increase
Industrial	*6,446.0*	*5,535.1*	*16.5%*
Commercial	*4,116.5*	*3,726.9*	*10.5%*
Domestic	*2096.2*	*1,938.6*	*8.1%*
Others	*91.8*	*84.8*	*8.3%*
Total	*12,750.5*	*11,285.4*	*13.0%*

Sales of Electricity - Peninsular Malaysia (Sen/ KWh)

	Sen/KWh FY 2000	*Sen/KWh FY 1999*	*% Increase*
Industrial	*21.6*	*21.4*	*1.0%*
Commercial	*27.9*	*27.7*	*0.7%*
Domestic	*23.1*	*23.1*	*0%*
Others	*15.4*	*16.3*	*(5.5%)*
Total	*23.5*	*23.7*	*(1.0%)*

Highest Daily Maximum Demand of the Month (for the Period January 93 to October 2000)



9,712 MW 23-May-2000
7,902 MW Jan 1999
9,500
8,500
7,500
6,500
5,500
4,500
Jan-93
Apr-93
Jul-93
Oct-93
Jan-94
Apr-94
Jul-94
Oct-94
Jan-95
Apr-95
Jul-95
Oct-95
Jan-96
Apr-96
Jul-96
Oct-96
Jan-97
Apr-97
Jul-97
Oct-97
Jan-98
Apr-98
Jul-98
Oct-98
Jan-99
Apr-99
Jul-99
Oct-99
Jan-00
Apr-00
Jul-00
Oct-00

Reserve Margin (%) (July '97 to August 2000)


Reserve margin (%)
60%
55%
50%
45%
40%
35%
30%
25%
20%
Reserve margin 55% Jan 1999
Reserve margin 24% August2000
Jul-97
Sep-97
Nov-97
Jan-98
Mar-98
May-98
Jul-98
Sep-98
Nov-98
Jan-99
Mar-99
May-99
Jul-99
Sep-99
Nov-99
Jan-00
Mac-00
May-00
Jul-00

(Excluding Kapar 1,000 MW)

Future Demand Current/Future Supply of Electricity

15

System Demand Forecast For Year 2000/01 to 2004/05


15000
14000
13000
12000
11000
10000
2000/01
2001/02
2002/03
2003/04
2004/05
Peak Demand

GENERATION CAPACITY STATUS FOR YEAR 2001 - 2007

16

NEW GENERATION PLANTUP FOR PERIOD 2001 TO 2007

TNB

1. Glugor Conv. 110MW (2002)
2. Pasir Gudang GT 220MW (2002)
3. TJPS Redev. GT 1000MW (2002)
4. Janamanjung Coal 2100MW (2003)
5. TJPS Redev. Conv. 500MW (2003)
6. Kenyir 11 Hydro 300MW (2006)
7. Ulu Terengganu Hydro 300MW (2007)

IPP's

1. New Segari GT 450MW (2002)
2. New Serdang FT 470MW (2002)
3. New Powertek GT 450MW (2002)
4. SKS CC. 350MW (2002)
5. New Segari Conv. 240MW (2003)
6. New Serdang Conv. 240MW (2003)
7. New Powertek Conv. 240MW (2004)
8. TTPC CC. 660MW (2004)
9. SKS Coal 1 700MW (2005)
10. SKS Coal 2 700MW (2006)
11. Jimah Coal 2100 MW (2007)

Capital Expenditure


RM mil
5000
4000
3000
2000
1000
0
4247
2643
5000
5000
5000
1999
2000
2001E
2002E
2003E
Total Capex

Fuel - Industry Generation Mix (GWh) and Installed Capacity Mix (MW)

Generation Mix (GWh)


(8%)
(7%)
(39%)
(11%)
Oil 3%
Coal 7%
Hydro 10%
IPP 43%
Gas 37%
(35%)

Installed Capacity Generation Mix (MW)


(Coal) 5%
Thermal (Oil/Gas) 15%
IPP's (Gas) 37%
Combine Cycle (Gas) 3%
Diesel 0%
Hydro 16%
Gas Turbine 14%

FY99 figures in ( )

Units generated by TNB:
FY00 = 33,701 GWh
FY99 = 32,773 GWh

Units generated by IPPs:
FY00 = 26,008 GWh
FY99 = 20,960 GWh

19

O & M Performance

20

Generation Performance


35
34
33
32
31
30
33.23
34.50
32.33
33.74
33.82
34.50
1995
1996
1997
1998
1999
2000
Thermal Efficiency

Generation Performance


Year
2000
1999
1998
1997
1996
1995
86.7
86.9
81.46
83.56
83.77
80.28
Plant Availability
Percentage
60
80
100

Average Daily Distribution Interruptions


Average Daily Interruption = Total Interruptions / Number of Days
Average Daily Interruptions
1200
1000
800
600
400
200
0
968.2
852.6
768.9
421.5
298.2
275.4
145.9
142.4
1993
1994
1995
1996
1997
1998
1999
2000

23

Transmission Outages in System Minutes



Minutes/ Year
3 Years Actual and 3 Years Forecast
System Minutes=
(Energy Unserved * 60)/ MD
60
55
50
45
40
35
30
25
20
15
10
5
0
54
48
23
8
7
6
1998
1999
2000
2001F
2002F
2003F
Year

24

Distribution SAIDI minute/ customer/ year



Minutes/ Customer/ Year
3 Years Actual and 3 Years Forecast
600
550
500
450
400
350
300
250
200
150
100
50
0
598
350
300
250
200
150
1998
1999
2000
2001F
2002F
2003F
Year

SAIDI = Sum of Customer Interruption Duration / Total Number of Customers

25

Productivity Ratios



0.60
0.50
0.40
0.30
0.20
0.10
0.00
1995 1996 1997 1998 1999 2000
RM/Employee Ratio
2.50
2.00
1.50
1.00
0.50
0.00
1995 1996 1997 1998 1999 2000
GWh/Employee ratio
250
200
150
100
50
0
1995 1996 1997 1998 1999 *2000
Customer/Employee Ratio
0.36
0.30
0.24
0.18
0.12
0.06
0.00
1995 1996 1997 1998 1999 2000
MW/Employee Ratio

26

PART 3

GROUP FINANCIAL

By

DATO SYED FAHKRI BARAKBAH

(VICE PRESIDENT FINANCE)

Analysis of Group Operating Expenses

	2000 RM mil	1999 RM mil	Difference RM mil	Difference %
Operating Expenses (Excluding Fuel)	2,457	2,278	179	7.86
Fuel (TNBG plants)	1,933	1,981	(48)	(2.42)
IPP (Including fuel)	4,473	3,784	689	18.21
	8,863	8,068	795	9.85
Depreciation	1,673	1,637	36	2.20
Interest	1,062	1,060	2	0.19
Forex	371	613	(242)	(39.48)
	3,106	3,310	(204)	(6.16)
Exceptional Item	332	40	292	730
Tax	230	236	(6)	(2.54)
Total Operating Expenses	12,531	11,654	877	7.53

Repayment of Existing Amortised Loan Principals and Payment of Interest on Existing Bullet & Amortised Loans

RM million	2000	2005	2009
Amortised Principals	1,242	1,062	472
Interest on Existing Bullet and Amortised Loans	1,697	548	183
Total	2,939	1,610	655

Existing Amortised Loan Balances

RM million	2000	2005	2009
Amortised Foreign Loans			
▪ Yen	5,355	1,954	694
▪ USD	507	48	0
▪ Others	168	20	4
Sub-total	6,030	2,022	698
Amortised RM	1,742	628	113
TOTAL	7,772*	2,650	811

* Figure excludes foreign loan drawdown equivalent to RM 498 million for TNBJ (total loan in foreign loan is about RM 2.31 billion)

Existing Bullet Loan Balance and Bullet Loan Repayments as at 31 Aug 2000

RM Million	Balance 2000	Repayment 2000-2004	Balance 2004	Repayment 2005-2009	Balance 2009
Foreign Loans					
Yen	2741	486	2,255	2,255	0
USD	4,940	3,040	1,900	0	1,900
	7,681	3,526	4,155	2,255	
RM Loans	8,520	6,356	2,350	2,200	150
Total	16,201*	9,882	6,505	4,455	2,350**

Note: Exchange rate 31/8/00 1 RM = USD 3.8
1 RM = Yen 3.582

* Excludes Yen loan drawdown equivalent to RM 4.8 million (total foreign loan facility is about RM 2.9 billion)

** Repayment

2013	RM 150
2025	USD 350
2096	USD 150

Loan Mix

	2000 RM Mil	1999 RM Mil
Fixed Rate		
RM	9,398	8,484
Yen	3,344	2,729
USD	5,211	2.008
Others	161	246
Total	18,114	13,467
Floating Rate		
RM	3,554	1,618
Yen	4,826	5.308
USD	740	3,441
Others	427	13
Total	9,547	10,380
Average Cost of Fund	5.93%	6.10%

THANK YOU

Please visit our home page at http://www.tnb.com.my
or
contact Investor Relations at :
khairunnizamn@tnb.com.my
knazrinmn@tnb.com.my

TENAGA NASIONAL B

Reference No TN-991222-57168
Company Name : TENAGA NASIONAL BHD
Stock Name : TNB
Date Announced : 22/12/1999

Type : **Announcement**
Subject : **KUALA LUMPUR STOCK EXCHANGE PRACTICE NOTE 3/99 YEAR 2000 DISCLOSURE**

Contents :

1. Overall Potential Exposure

The risk of potential failures is as follows:

(a) Failure of grid control
(b) Failure of power stations
(c) Failure of gas supply from Petronas Gas

2. Overall Status

(a) The overall status of the Year 2000 Programme is as follows:-

Phase 1 - Awareness & Training 100 %
Phase 2 - Inventory, Impact Assessment & Implementation Plan 100 %
Phase 3 - Compliance Testing & Acceptance 100 %
Phase 4 - Contingency Plan 100 %

Overall 100 %

(b) The overall status of Y2K Readiness for **highly critical systems** by business function is as follows:

TNB Generation Sdn Bhd 100 %
TNB Transmission Network Sdn Bhd 100 %
TNB Distribution Sdn Bhd 100 %
Corporate Systems 100 %

Overall 100 %

3. Y2K Verification

Three internal audits have been completed and it has been found that the documentation and upgrading works are in order.
Three Verification exercises have been completed by The Ministry of Energy, Communication & Multimedia. The Energy Sector is well prepared for Y2K and risk of major outages is low.

4. Estimated Costs

Estimated cost was RM 28.3 million with committed expenditure amounting to RM 16.87 million.

5. Contingency Planning

(a) Contingency Plan for the Energy Sector has been completed.

(b) Four Y2K Energy Sector Drills have been conducted on
4th – 5th August 1999, 7th – 8th September 1999
17th – 18th November 1999 and 17th-18th December 1999

(c) Final Contingency Plan for Energy Sector lodged with Ministry of Energy, Communication & Multimedia as at 30th August 1999.

6. Y2K Readiness

TNB has achieved 100% Y2K Readiness as at end of November 1999

Reference No TN-991228-46755

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TNB**
Date Announced	:	**28/12/1999**

Type : **Announcement**
Subject : **NINTH ANNUAL GENERAL MEETING ON 28TH DECEMBER 1999**

Contents :

We wish to inform that the Ninth Annual General Meeting of the Company held today, 28th December 1999 at the Dewan Serbaguna, Kompleks Sukan TNB, Jalan Pantai Baru, 129 Jalan Bangsar, 59200 Kuala Lumpur, all resolutions tabled were unanimously approved.

Reference No TN-001221-50050

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **21/12/2000**

Type : **Announcement**
Subject : ***TENTH ANNUAL GENERAL MEETING ON 21ST DECEMBER 2000***

Contents :

We wish to inform that the Tenth Annual General Meeting of the Company held today, 21st December 2000 at the Dewan Serbaguna, Kompleks Sukan TNB, Jalan Pantai Baru, 129 Jalan Bangsar, 59200 Kuala Lumpur, all resolutions tabled were unanimously approved.

LISTING'S CIRCULAR NO. L/Q : 7886 OF 2000

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **02/11/2000**

Date : 02-11-2000
Subject : TENAGA-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 112,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 7 November 2000.

Datin
Fadilah b
Company Se

Kuala Lumpur
1 December 2000

TES :

olution 7
osed Ordinary Resolution, if passe
hares for such purposes as the Direct
he Company, without having to conven
General Meeting of the Company.

led to attend and vote at this Meeting is entitle
or not) as his proxy, or by a duly authorised repr
stead. A proxy need not be a member of the Comp
g under the hand of the appointer or of his corporati
an officer or attorney duly appointed under a power o
t the Registered Office, Tenaga Nasional Berhad Headqu
our not less than forty eight (48) hours before the time fixe
thereof.

roxies
ttending the Meeting will be from 8.00 am on
duce identification document for regist

LISTING'S CIRCULAR NO. L/Q : 7886 OF 2000

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **02/11/2000**

Date : 02-11-2000
Subject : TENAGA-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 112,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 7 November 2000.

By Order of the Board

Datin Azizah binti Osman (LS 0014)
Fadilah binti Edross (LS 05049)
Company Secretaries

Kuala Lumpur
1 December 2000

NOTES :

(i) **Resolution 7**
The proposed Ordinary Resolution, if passed, is to give the Directors of the Company flexibility to issue and allot shares for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting. This authority will expire at the next Annual General Meeting of the Company.

(ii) **Proxy**
Any Member entitled to attend and vote at this Meeting is entitled to appoint another person or persons (whether a Member or not) as his proxy, or by a duly authorised representative for the particular case to attend and vote in his stead. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his corporation, either under its common seal or under the hand of an officer or attorney duly appointed under a power of attorney. The Form of Proxy must be deposited at the Registered Office, Tenaga Nasional Berhad Headquarters, 129 Jalan Bangsar, 59200 Kuala Lumpur not less than forty eight (48) hours before the time fixed for holding the Meeting or any adjournment thereof.

(iii) **Registration of Members/Proxies**
Registration of Members/Proxies attending the Meeting will be from 8.00 am on the day of the Meeting. Members/Proxies are required to produce identification document for registration.

LISTING'S CIRCULAR NO. L/Q : 7867 OF 2000

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **01/11/2000**

Date : 11/01/2000
Subject : TENAGA - NOTICE OF BOOK CLOSURE

Contents :

A final gross dividend of 7 sen per share less 28% income tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [18 December 2000]

2) The last date of lodgement : [22 December 2000]

3) Date Payable : [18 January 2001]

Reference No TN-001031-60257

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 31/10/2000
Financial Year End : 31/08/2000
Quarter : 4

Quarterly report on consolidated results for the financial period ended 31/08/2000
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	31/08/2000	31/08/1999	31/08/2000	31/08/1999
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	3,642,600	3,307,800	13,719,100	12,108,000
(b)Investment income	500	30,700	46,100	52,900
(c)Other income	131,200	49,300	405,600	171,900
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	1,093,400	468,700	4,484,700	3,615,400
(b)Finance cost	293,000	164,400	1,062,200	1,059,700
(c)Depreciation and amortisation	444,500	437,900	1,673,300	1,636,600
(d)Exceptional items	-332,400	0	-332,400	-39,700
(e)Profit/(loss) before income tax, minority interests and extraordinary items	23,500	-133,600	1,416,800	879,400
(f)Share of profits and losses of associated companies	36,500	27,700	107,000	98,400
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	60,000	-105,900	1,523,800	977,800
(h)Income tax	-51,700	-67,100	-230,500	-236,600
(i)Profit/(loss) after (i)income tax before deducting minority interests	8,300	-173,000	1,293,300	741,200

	(ii)Minority interests	-5,900	-24,700	-39,500	-32,300
	(j)Pre-acquisition profit/(loss), if applicable				
	(k)Net Profit/(loss) from ordinary activities attributable to members of the company	14,200	-148,300	1,332,800	773,500
	(l)Extraordinary	0	0	0	0
	(i)items				
	(ii)Minority interests	0	0	0	0
	(iii)Extraordinary items attributable to members of the company	0	0	0	0
	(m)Net profit/ (loss) attributable to members of the company	14,200	-148,300	1,332,800	773,500
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
	(a)Basic (based on ordinary shares - sen)	0.50	-4.80	42.90	24.90
	(b)Fully diluted (based on ordinary shares - sen)	0.50	-4.80	42.90	24.90
4	(a)Dividend per share (sen)	7.00	5.00	10.00	5.00
	(b)Dividend Description	7 Sen Less 28% Tax			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5	Net tangible assets per share (RM)	4.6700	4.3200

Remark :

Attachment of the full Financial Result Announcement :

4Q1-00Announce.doc

Converted attachment :

Reference No **TN-001031-59724**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **31/10/2000**

EX-date :**18/12/2000**
Entitlement date :**22/12/2000**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Final Dividend**
Entitlement description:
Dividend Number 15 Final Gross Dividend of 7 Sen Per Share Less Income Tax 28% In Respect of Financial Year Ended 31st August 2000
Period of interest payment : to
For year ending/Period ending/ended :**31/08/2000**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements :**23/12/2000** to **28/12/2000**
Registrar's name ,address, telephone no:
Bina Management (M) Sdn. Bhd.
Lot 10, The Highway Centre, Jalan 51/205,
46050 Petaling Jaya.
03-7923188
Payment date :**18/01/2001**
a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers :**22/12/2000**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**20/12/2000**
c) Securities bought on KLSE on a cum entitlement basis according to the Rules of the KLSE.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.07**
Remarks

Reference No **TN-001016-60836**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	16/10/2000

Date of change	:	**16/10/2000**
Type of change	:	**Appointment**
	:	**Boardroom**
Designation	:	**President & Chief Executive Officer**
Name	:	**DATO' FUAD BIN JAAFAR**
Age	:	**57**
Nationality	:	**MALAYSIAN**
Working experience and occupation during past 5 years	:	**SENIOR VICE-PRESIDENT(ENERGY SUPPLY)/EXECUTIVE DIRECTOR**
Other directorships(Listed Companies)	:	

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

Reference No TN-000908-64123

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**08/09/2000**

Type : **Announcement**
Subject : **PRESIDENT/CHIEF EXECUTIVE OFFICER OF TNB**

Contents :

The Board of Directors of TNB at its meeting today took note that Y. Bhg. Tan Sri Datuk Dr. Tajuddin Ali has declined the offer for the post of President/Chief Executive Officer of TNB.

The Board of Directors also confirmed the appointment of Y. Bhg. Dato' Fuad bin Jaafar as the acting President/Chief Executive Officer of TNB with effect from today.

Reference No **TN-000905-63208**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**05/09/2000**

Type	:	**Announcement**
Subject	:	**Chairman (Non Executive) and President/Chief Executive Officer of TNB**

Contents :

The Board of Directors of TNB at its meeting today endorsed the appointment of YB Dato' Dr. Jamaludin bin Dato' Mohd. Jarjis as Chairman (Non Executive) of TNB with effect from 1st September 2000.

The Board of Directors also took note that Y.Bhg. Tan Sri Datuk Dr. Ahmad Tajuddin Ali has been offered the post of President/Chief Executive Officer of TNB on the same terms and conditions of service as before.

Reference No TN-000904-60920

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	04/09/2000

Date of change	:	**04/09/2000**
Type of change	:	**Appointment**
	:	**Boardroom**
Designation	:	**Independent Non-Executive Chairman**
Name	:	**Y. BHG. DATO' DR. JAMALUDIN BIN DATO' MOHD JARJIS**
Age	:	**49**
Nationality	:	**MALAYSIAN**
Working experience and occupation during past 5 years	:	
Other directorships(Listed Companies)	:	

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

Reference No **TN-000824-61223**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **24/08/2000**

Type : **Announcement**
Subject : **DIVESTMENT OF 72% TNB STAKE IN POEM TO FNR**

Contents :

Tenaga Nasional Berhad (TNB) wishes to announce to the Kuala Lumpur Stock Exbange that effective 22 August 2000 it has divested its equity holding of 72% in Perusahaan Otomobil Elektrik (Malaysia) Sdn. Bhd. (POEM) thus reducing its stakeholding in POEM from 92% to 20%.

Whilst TNB held 92% equity in POEM, Frazer Nash Research Ltd (FNR) was holding the balance of 8%. The divestment of 72% by TNB resulted in FNR becoming the majority shareholder of 80% equity in POEM. FNR is a British-based multi-national group involved in the research and development of high technology electronic products. FNR has been selected as an exclusive supplier of electric vehicles to Sydney 2000 Olympic Games and these vehicles are being manufactured by POEM.

The divestment has been satisfied by a consideration in the form of share swapping of 36,000,000 POEM shares with 1,578,947 Electrostorm Inc. (Electrostorm) shares at USD6 per share. Electrostorm is a FNR Group company duly incorporated in the United States of America, formed to serve the very large market for the electric vehicles in North America. The valuation of the shares was done on a willing seller-willing buyer basis

Reference No TN-000822-54575

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TNB**
Date Announced	:	**22/08/2000**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-000821-52878**
Subject	:	**ARTICLE ENTITLED :- "PGas to acquire the Paka power station?"**

Contents :

We refer to the above said matter and your fax dated 21st August 2000.

We are pleased to inform your good office that at this juncture TNB is in the midst of discussion with **Petroliam Nasional ("Petronas")** on the divestment of Paka Power Station. Hence, we could not confirm the statement published in the abovesaid article.

Should you need further clarification, kindly revert to Petronas Gas Berhad ("PGas") to confirm whether Petronas is using PGas as the vehicle for the purpose of the power station purchase.

Query Letter content :
We refer to the above news article appearing in The Sun, Sun Biz, page 1, on Monday, 21 August 2000, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence which is reproduced as follows:-
" Market sources said there is speculation that the vehicle for the power station purchase could be Petronas Gas Bhd (PGas)."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, substantial shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/ASL/ZOOS
c.c. Securities Commission

Reference No TN-000810-58632

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TNB**
Date Announced	:	**10/08/2000**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**ZO-000809-33354**
Subject	:	**PROPOSED DIVESTMENT OF THE STESEN JANAELEKTRIK SULTAN SALAHUDDIN ABDUL AZIZ SHAH LOCATED AT KAPAR, SELANGOR DARUL EHSAN ("KAPAR POWER STATION") TO KAPAR ENERGY VENTURES SDN. BHD. ("KEV")**

Contents :

We are pleased to furnish your good office with the following additional information, as requested.

i. whether the directors, substantial shareholders and/or persons connected with a director or substantial shareholder, have any interest, direct or indirect, in the transaction and the nature of the relationship with such director or substantial shareholder and the name of the connected person.

> **Answer :** To the best knowledge of the company none of TNB's director, substantial shareholders and/or persons connected with a director or substantial shareholders, have any interest, direct or indirect, in the transaction. However, TNB would like to highlight that KEV is a wholly-owned subsidiary of Malakoff Berhad ("Malakoff") in which one of the substantial shareholders is the Employees' Provident Fund ("EPF") which held 15.88% shares as at 31st May 2000. EPF is also one of the substantial shareholders in TNB which held 3.87% shares as at 31st May 2000. However there is no representative from EPF in TNB's Board of Directors. Kindly refer to Table 4 and Table 5 in the KLSE Announcement made on 31st July 2000.

ii. The proposed utilisation of the proceeds in respect of the divestment.

> **Answer :** The proceeds are expected to be utilised for the repayment of TNB"s debt as and when it becomes due or upon maturity.

iii. The expected gains and losses arising from the divestment.

> **Answer :** The expected gain on the sale of KPS will be RM1,862,973,000 being the difference between the net book value of KPS following completion of Phase 3 (calculated on the basis outlined in Paragraph 3 of the KLSE Announcement) and the purchase consideration required to be paid under the Asset Sale Agreement which is RM6,270 million (subject to adjustments outlined in Paragraph 2.2.2 of the KLSE Announcement). The full amount of this gain will not convert to a cash benefit to TNB because of the deferred payment and other financing arrangements which were outlined in Paragraph 2.2.3 of the KLSE Announcement.

Query Letter content :
We refer to your announcement dated 31 July 2000 in respect of the aforesaid matter.
In this connection, kindly furnish the Exchange with the following additional information for public release:
Whether the directors, substantial shareholders and/or persons connected with a director or substantial shareholder, have any interest, direct or indirect, in the transaction and the nature of the relationship with such director or substantial shareholder and the name of the connected person.
The proposed utilisation of the proceeds in respect of the divestment.
The expected gains and losses arising from the divestment.
Please furnish the Exchange with your reply within two (2) market days from the date hereof.

Yours faithfully

LISA LAM
Senior Manager, Listing Operations
LL/ZOOS

Reference No TN-000808-55744

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **08/08/2000**

Type : **Reply to query**
Reply to Query Letter by KLSE reference ID : **CY-000807-44742**
Subject : **ARTICLE ENTITLED : "Petronas to acquire stake in Tenaga's Paka plant - Negotiations are almost done but it is not immediately known how much Petronas would be paying for the plant"**

Contents :

We wish to confirm that we are discussing with Petronas on the possibility of Petronas acquiring a stake in TNB's Paka Power Plant. However decision of the sale is subject to approval of the various Government authorities.

Query Letter content :
We refer to the above news article appearing in Business Times, page 1 and 12, on Monday, 7 August 2000, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
"Petroliam Nasional Bhd (Petronas) is poised to venture into the power generation business by acquiring a stake in Tenaga Nasional Bhd's 1,111MW gas-fired power plant in Paka, Terengganu."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, substantial shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

LISA LAM
Senior Manager
Listing Operations
LL/SA/CY
Copy to Securities Commission

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **07/08/2000**

Type : **Announcement**
Subject : **SIGNING OF MASTER AGREEMENTS :**
(A) TNB ENGINEERING & CONSULTANCY SDN. BHD. AND PT PLN PEMBANGKITAN TENAGA LISTRIK JAWA BALI 1 ("PJB 1") AND PT PLN (PERSERO)
(B) TNB ENGINEERING & CONSULTANCY SDN. BHD. AND PT PLN PEMBANGKITAN TENAGA LISTRIK JAWA BALI 2 ("PJB 2") AND PT PLN (PERSERO)

Contents :

Tenaga Nasional Berhad is pleased to announce that its wholly owned subsidiary, TNB Engineering & Consultancy Sdn. Bhd. ("TNEC") has on 4th August 2000 entered into two (2) Master Agreements as follows:-

1. Master Agreement between TNEC and PT PLN PEMBANGKITAN TENAGA LISTRIK JAWA BALI 1 ("PJB 1"), and PT PLN (PERSERO) for the purpose undertaking the development and implementation of a power project, of a 2 x 60 MW capacity steam power plant in Tanjong Karang South Sumatra by utilising two units of steam power plant of 60 MW each.

2. Master Agreement between TNEC and PT PLN PEMBANGKITAN TENAGA LISTRIK JAWA BALI 2 ("PJB 2"), and PT PLN (PERSERO) for the purpose undertaking the development and implementation of another power project of a 20 x 60 MW capacity steam power plant in Minahasa, North Sulawesi by utilising two units of steam power plant of 60 MW each.

The four (4) units of 60 MW each of the power plants are now located in Port Dickson, which are being decommissioned to make way for the redevelopment of the Tuanku Jaafar Power Station. These units will be relocated to Tanjong Karang and Minahasa in Indonesia.

Under the Master Agreements, TNEC will establish two (2) subsidiary companies in Indonesia, for the purpose of executing, implementing and developing the projects.

The principal components of the projects are as follows:-

1. TNEC will establish the subsidiary companies in Indonesia (the Indonesia Subsidiaries), which will undertake the development and the relocation of the power station to the two (2) sites in Indonesia.

2. Each of the subsidiary companies will erect, construct and finance the construction of the power station in Indonesia.

3. Upon commissioning of the power station, the subsidiary companies will lease the power stations under a Build-Lease-Transfer Agreements with PJB 1 and PJB 2 respectively for a period of 15 years.

4. PJB 1 and PJB 2, as the lessees of the power stations, will operate and manage the power stations during the term of the BLT Agreement.

5. PJB will, during the duration of the BLT Agreements, pay for the lease payments, to the Indonesian subsidiaries, the rate of which will be finalised later.

6. The electricity generated by PJB 1 and PJB 2 under the BLT Agreements will be sold to PLN, under an Electricity Supply Cooperation Agreements to be finalised between PJB 1 and PJB 2 and PLN, for the two projects.

The Master Agreements which provide for the framework for the implementation of the projects, mark another milestone in the implementation of the projects. The parties will now proceed to finalised the definitive agreements, to be achieved within a period of 6 months. TNEC will also proceed with the efforts to raised finance for the projects.

TNEC considers that this transaction represents a new framework for development of power projects, where TNEC could offer power plants to a utility company or private developers, based upon the proposed structure.

In signing the agreements, TNEC was represented by its Chairman, Tan Sri Datuk Dr. Ahmad Tajuddin Ali, Mr. Kuntoro Mangkusubroto, the President Director of PLN signed on behalf of PLN while PJB 1 and PJB 2 were represented by Mr. Firdaus Akmal and Mr. Rachmat Harijanto, the President Director of PJB 1 and PJB 2 respectively.

More details of the project will be made available by TNB at a later date, as soon as the definitive agreements have been executed.

Reference No **TN-000804-61285**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TNB**
Date Announced	:	**04/08/2000**

Date of change	:	**04/08/2000**
Type of change	:	**Appointment**
	:	**Boardroom**
Designation	:	**Deputy Chairman**
Name	:	**YB. Dato' Dr. Jamaludin bin Dato' Mohd Jarjis**
Age	:	**49**
Nationality	:	**Malaysian**
Working experience and occupation during past 5 years	:	
Other directorships(Listed Companies)	:	

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

Reference No **TN-000804-61766**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TNB**
Date Announced	:	**04/08/2000**

Date of change	:	**04/08/2000**
Type of change	:	**Appointment**
	:	**Boardroom**
Designation	:	**Director**
Name	:	**Puan Husniarti binti Tamin**
Age	:	**52**
Nationality	:	**Malaysian**
Working experience and occupation during past 5 years	:	
Other directorships(Listed Companies)	:	

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

Reference No TN-000804-61858

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TNB**
Date Announced	:	**04/08/2000**

Date of change	:	**04/08/2000**
Type of change	:	**Appointment**
	:	**Boardroom**
Designation	:	**AD**
Name	:	**Syed Hamzah bin Syed Othman**
Age	:	**52**
Nationality	:	**Malaysian**
Working experience and occupation during past 5 years	:	
Other directorships(Listed Companies)	:	

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

Reference No **TN-000804-61943**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TNB**
Date Announced	:	**04/08/2000**

Date of change	:	**04/08/2000**
Type of change	:	**Appointment**
	:	**Boardroom**
Designation	:	**AD**
Name	:	**Puan Kamariah binti Hussain**
Age	:	**52**
Nationality	:	**Malaysian**
Working experience and occupation during past 5 years	:	
Other directorships(Listed Companies)	:	

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

LISTING'S CIRCULAR NO. L/Q : 6907 OF 2000

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **02/08/2000**

Date : 02-08-2000
Subject : TNB-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 582,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 7 August 2000.

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **01/08/2000**

Type : **Announcement**
Subject : **SUMMARY ON THE POWER PURCHASE AGREEMENT THAT WILL BE SIGNED BY TENAGA NASIONAL BERHAD (TNB) AND SKS VENTURES SDN. BHD. (SKS) ON 2 AUGUST 2000 FOR 350 MW COMBINED-CYCLE GAS TURBINE (CCGT) POWER PLANT TO BE LOCATED AT DAERAH SEBERANG PRAI TENGAH.**

Contents :

1.0 BACKGROUND

1.1 SKS was approved by the government to develop, design, construct, own, operate and maintain a 350 MW Combined Cycle Gas Turbine (CCGT) Power Plant, which is to be Located at Daerah Seberang Prai Tengah within the vicinity of the Prai Power Station. The power plant is expected to come on stream by the Scheduled Commercial Operations Date (SCOD) of **1st March 2003.**

1.2 SKS's power plant is proposed to be connected to the grid via 275/132 kV GIS Substation.

2.0 POWER PURCHASE AGREEMENT

2.1 The contractual relationship between TNB and SKS is governed by the Power Purchase Agreement (PPA). Among the salient features of the PPA are as follow:-

(1) Term of the PPA – 21 years;
(2) Product to be sold and purchased – Capacity declared and made available by SKS to TNB and the Net Electrical Output (NEO).
(3) Payment – Available Capacity Payment for the capacity declared and made available by SKS to TNB and Energy Payment for the NEO generated.
(4) Agreed performance target of the power plant.
(5) The scheduling and dispatching of the power plant ensures the efficiency of SKS.

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **31/07/2000**

Type : **Announcement**
Subject : **PROPOSED DIVESTMENT OF THE STESEN JANAELEKTRIK SULTAN SALAHUDDIN ABDUL AZIZ SHAH LOCATED AT KAPAR, SELANGOR DARUL EHSAN ("KAPAR POWER STATION") TO KAPAR ENERGY VENTURES SDN. BHD. ("KEV")**

Contents :

1. INTRODUCTION

Further to the Company's announcement on 12 April 2000 in relation to the approval of the Government of Malaysia ("Government") for the divestment by TNB of the Kapar Power Station (as hereinafter defined), TNB wishes to announce that on 31 July 2000, KEV, a wholly owned subsidiary of Malakoff Berhad ("MB"), has entered into a conditional asset sale agreement ("Asset Sale Agreement") with TNB for the divestment of the Kapar Power Station by TNB for a total consideration of RM6,270 million (the "Divestment"). It is the intention of TNB, to hold a 60% interest in KEV after the completion of the Asset Sale Agreement.

Simultaneously with the Asset Sale Agreement, on 31 July 2000, the following agreements have also been entered into:-

(i) a conditional power purchase agreement between KEV and TNB for the generation and sale of electricity, and to make generating capacity available to TNB ("PPA");

(ii) a conditional coal supply agreement between KEV and TNB Fuel Services Sdn. Bhd. ("TNBF"), a wholly-owned subsidiary of TNB for the supply of coal to and for the consumption by the Kapar Power Station ("Coal Supply Agreement"); and

(iii) a conditional lease agreement between KEV and TNB for the lease of the land on which the Kapar Power Station is sited ("Lease Agreement").

The PPA, Coal Supply Agreement and Lease Agreement are hereinafter collectively referred to as the "Other Agreements".

2. THE DIVESTMENT

2.1 Details of the Divestment

The Economic Planning Unit of the Prime Minister's Department ("EPU") via its letter dated 10 April 2000 notified TNB and the consortium comprising MB and National Power PLC ("NP") that the Government has consented for TNB to divest a 40% interest in the Kapar Power Station to the said consortium for a consideration of RM2,508 million. EPU has been subsequently notified that the aforesaid divestment is to be wholly taken up by MB. Written consent from EPU may have to be obtained for the divestment of the 40% to be fully taken up by MB. TNB thereafter negotiated with MB and NP (a substantial shareholder of MB) to agree to divest the 40% interest in the Kapar Power Station to MB and that the participation of NP in the Kapar Power Station is to be via MB.

On 31 July 2000, KEV entered into a conditional Asset Sale Agreement with TNB to acquire the 2,420 Megawatt ("MW") coal, oil and gas fired power station located at Kapar, in the State of Selangor Darul Ehsan, known as Stesen Janaelektrik Sultan Salahuddin Abdul Aziz Shah, together with inter alia its machinery and all ancillary equipment, inventory, moveable assets, fuel, buildings, structures, fittings and fixtures thereon but excludes the land on which the Kapar Power Station is sited as well as intellectual property rights, rights under various contracts, relevant documentation and other works for a total consideration of RM6,270 million.

After the completion of the Divestment, KEV intends to restructure its equity shareholding of KEV as follows:-

(i) shareholder's advances ("Advances") will be provided by MB amounting to a total of RM908 million, subject to the adjustments as set out in Section 2.2.2 hereunder, will be converted into ordinary shares of RM1.00 each in KEV ("KEV Shares") and unlisted debt securities ("Instruments") that will represent 40% interest in KEV.

(ii) KEV intends to issue to TNB new KEV Shares and Instruments representing 60% interest in KEV which will amount to a total of RM1,362 million, subject to the adjustments as set out in Section 2.2.2 hereunder.

The restructuring as referred to in (i) and (ii) above are hereinafter collectively referred to as the "Proposed KEV Restructuring".

After the completion of the Divestment, it is the intention of TNB to hold a 60% equity interest in KEV and MB will hold a 40% equity interest in KEV. As at the date hereof, no agreements have been entered into between TNB and KEV to formalise the terms of the Proposed KEV Restructuring and the terms and forms of the Instruments will also be agreed upon between KEV and TNB at a later date.

2.2 Purchase consideration

2.2.1 Basis of purchase consideration

Pursuant to a competitive bid process, the purchase consideration of RM6,270 million was arrived at on a willing-buyer willing-seller basis after taking into consideration the fair value of the business of generating power for sale to TNB via the Kapar Power Station ("Power Generating Business").

The purchase consideration of RM6,270 million is inclusive of the commissioning and operations of 2 units of 500 Megawatt ("MW") steam turbines ("Phase 3") and the refurbishment, upgrading and the extension works of the coal handling system of the Kapar Power Station ("Coal Yard Works"). In this regard, TNB shall procure all necessary steps and bear all relevant cost to give full effect to the commissioning of Phase 3 and the Coal Yard Works.

2.2.2 Adjustment of purchase consideration

The purchase consideration of RM6,270 million is subject to price adjustments arising from the following:-

(i) The differences between the actual and the warranted levels of inventory, coal, medium fuel oil and

distillate of the Kapar Power Station as expressed in the Asset Sale Agreement, the quantity and/or value of which are to be determined by an independent firm of engineers to be appointed jointly by KEV and TNB ("Independent Engineer");

(ii) The differences between the actual capacity and the warranted level of capacity as expressed in the Asset Sale Agreement for Phase 3 of the Kapar Power Station, determined by an agreed formula between KEV and TNB; and

(iii) Outstanding works as agreed to be completed by TNB but remains outstanding as at the date which is 10 business days after the last of the conditions precedent of the Asset Sale Agreement ("Conditions Precedent") has been fulfilled or 10 business days after the last date on which the first tested annual available capacity of the Kapar Power Station is established ("Completion Date"), whichever is the later date the value of which is to be determined by the Independent Engineer.

The adjustments as set out in Section 2.2.2 (i), (ii) and (iii) above are hereinafter collectively referred to as the "Net Adjusted Amount".

2.2.3 Satisfaction of purchase consideration

Pursuant to the terms of the Asset Sale Agreement, the purchase consideration of RM6,270 million will be satisfied by KEV in the following manner:-

(i) A cash deposit of RM250.8 million ("Deposit") will be fully settled upon the execution of the Asset Sale Agreement. The Deposit is refundable by TNB to KEV:

(i) with interest on the Deposit in the event the completion of the Asset Sale Agreement is not completed due to TNB's default; and

(ii) with interest on the amount of RM220.8 million in the event the Asset Sale Agreement is not completed by reason of non-fulfilment of conditions precedent.

Interest will be based on the six-month fixed deposit rate payable by Malayan Banking Berhad as at the date of the Asset Sale Agreement.

(ii) A total cash payment to TNB of RM657.2 million ("Second Tranche Settlement") shall be payable by KEV to TNB on the Completion Date, subject to the adjustments which shall represent 40% of the Net Adjusted Amount;

(iii) A sum of RM1,362 million ("Third Tranche Settlement") shall be payable by KEV to TNB within 3 business days from the Completion Date, subject to the adjustments which shall represent 60% of the Net Adjusted Amount; and

(iv) The balance sum of RM4,000 million ("Deferred Payment") together with interest shall be fully paid over a period of 3 years from the Completion Date in accordance with the terms of the Asset Sale Agreement.

In addition to the purchase consideration of RM6,270 million and in consideration of TNB agreeing to the payment of the Deferred Payment on credit terms, KEV has agreed to pay to TNB an incentive payment of RM20 million on the Completion Date, interest on the RM4,000 million at a rate of 10% per annum and default interest at a rate of 2% per annum on any interest that is not paid on the due date.

The purchase consideration of RM3,270 million will be financed by the following:

(i) MB will provide KEV with Advances amounting to RM908 million, subject to an adjustment thereof, to finance the payment by KEV in respect of the Deposit and the Second Tranche Payment. The said Advances will thereafter be converted into KEV Shares and Instruments pursuant to the Proposed KEV Restructuring. In the event of an adjustment pursuant to the Net Adjusted Amount, the number of Instruments allotted to MB will be varied accordingly.

(ii) Pursuant to the Proposed KEV Restructuring, KEV also intends to issue to TNB such number of KEV Shares and Instruments representing 60% interest in KEV for an amount of RM1,362 million wherein the subscription money will be deemed to have been paid via setting off the Third Tranche Settlement. In the event of an adjustment pursuant to the Net Adjusted Amount, the number of Instruments allotted to TNB will be varied accordingly.

(iii) KEV intends to utilise internally generated funds to part-finance the Deferred Payment and interest thereof and also seek refinancing for the balance thereof.

2.3 Encumbrances

The Kapar Power Station shall be acquired free from any interest or equity of any person including but without prejudice to generality of any right to acquire, option or right of pre-emption other that as provided in the articles of association of the company, or any mortgage, charge, pledge, lien, right of set-off, sale with right of retention, assignment, hypothecation, deposit or other encumbrance, priority or security interest or arrangement of whatsoever nature or any other arrangements having substantially the same legal or economic effects.

2.4 Liabilities to be assumed

There are no liabilities to be assumed by KEV arising from the Divestment other than in the normal course of business.

2.5 Other Agreements

In conjunction with the Asset Sale Agreement, the following agreements have been executed:-

2.5.1 PPA

On 31 July 2000, KEV entered into a conditional PPA with TNB wherein KEV will have the right to sell and TNB will be obliged to buy daily available capacity provided by and electrical energy generated by the Kapar Power Station.

Save and except for 2 gas turbines of 110 MW each ("Generating Facility 4"), the term of the PPA for the Kapar Power Station will be for a period of 25 years from a date on which KEV first provides daily available capacity to TNB after all the conditions precedent to the PPA have been satisfied or waived ("PPA Commencement Date"). The term of the PPA in relation to the Generating Facility 4 will be for a period of 15 years from a date on which its first tested annual available capacity is established. The PPA may be extended for up to 3 additional periods of 5 years each by mutual agreement.

Pursuant to the PPA, payments to be made by TNB to KEV will include available capacity payments, energy payments and start up payments beyond the allowable free starts . The available capacity payments will be based on the actual capacity of the Kapar Power Station and will not be tied to the

electricity generated. The energy payments will be based on the electrical energy generated and delivered, measured in kilowatt-hour ("kWh"). The energy payments will be adjusted for changes to the price of fuel in accordance with the PPA.

KEV is required to maintain a reserve account for the duration of the PPA of an amount not less than RM15 million for the payment of maintenance expenses of the Kapar Power Station.

The PPA also contains provisions relating to an industry restructuring. However, in the event KEV and TNB fail to reach an agreement within a stipulated timeframe, TNB may elect to terminate the PPA wherein TNB has the obligation to purchase and KEV has the obligation to sell the Kapar Power Station for a purchase price in accordance with the PPA.

2.5.2 Coal Supply Agreement

On 31 July 2000, KEV entered into a conditional Coal Supply Agreement with TNBF for the supply of coal by TNBF to KEV solely for the consumption at the Kapar Power Station for the term of the PPA. The Coal Supply Agreement will terminate upon the implementation of a pool market for electricity in Malaysia.

The supply will be done in accordance with the quantity of coal nominated by KEV for a particular month. If KEV requires additional supply of coal in a particular month, TNBF shall have the first right to procure and supply such coal to KEV. The price of the coal purchased by KEV will be calculated based on the weight of coal of each consignment multiplied by the prevailing price per metric tonne for a particular month determined by TNB, in consultation with TNBF and adjusted for in accordance with the terms of the Coal Supply Agreement. Changes in the price of coal will be passed through to TNB under the terms of the PPA. The weight of each consignment is determined by a survey conducted by an independent surveyor providing marine survey services nominated by TNBF and approved by KEV.

2.5.3 Lease Agreement

Pursuant to the terms of the Lease Agreement, KEV will lease from TNB the land on which the Kapar Power Station is sited (except for an area of approximately 22.67 acres which houses certain facilities owned by TNB) for a period ending on the twenty fifth anniversary from the PPA Commencement Date for an annual lease rental of RM102,189.86. The lease rental payable by KEV to TNB is subject to adjustment arising from the change in quit rent rate for the aforesaid land. In the event the term of the PPA is extended, KEV is given the option to renew the lease for a period similar to that of the extended term of the PPA.

2.6 Documents for inspection

A copy of the Asset Sale Agreement and Other Agreements will be available for inspection by the shareholders of TNB at the registered office of TNB at 129 Jalan Bangsar, 50732 Kuala Lumpur, during normal business hours on any working day for a period of 14 days from the date of this announcement.

3. DETAILS OF THE KAPAR POWER STATION

The Kapar Power Station is a 2,420 MW coal, oil and gas fired power station located at Kapar, Selangor Darul Ehsan, which is approximately 55 kilometres to the west of Kuala Lumpur. The configuration of the Kapar Power Station comprises 4 units of 300 MW steam turbines (2 units each for Phase 1 and Phase 2), Phase 3 and Generating Facility 4.

Phase 1 and Phase 2 of the Kapar Power Station were commissioned in 1985/1986 and 1988/1989, respectively. Phase 3 of the Kapar Power Station is expected to be fully commissioned by the end of the year 2000. The original cost of the Kapar Power Station (excluding land) by TNB amounts to approximately RM5,222,667,756. The audited net book value of the Kapar Power Station for the financial year ended 31 August 1999 is RM3,703,599,024. As Phase 3 will only be commissioned subsequent to the financial year ended 31 August 1999, there will be approximately RM436,528,112 additional cost added to the net book value of the Kapar Power Station from the last audited net book value as at 31 August 1999 to the full commissioning of Phase 3.

The Kapar Power Station has a nominal capacity of 2,420 MW. The Kapar Power Station operates on 3 primary fuels, namely coal, natural gas and oil and a standby fuel, namely distillate.

The Kapar Power Station is connected to the national grid system via TNB's Port Klang 275 kilovolt ("kV")/132 kV substation, which is located on the eastern boundary of the Kapar Power Station. A total of 4 double circuit 275 kV transmission lines and 2 single circuit and 2 double circuit 132 kV transmission lines connect the substation to the national grid.

4. INFORMATION ON KEV

KEV was incorporated in Malaysia under the Companies Act, 1965, as a private limited company under its present name on 29 June 2000.

The present authorised share capital of KEV is RM100,000 comprising 100,000 KEV Shares. As at the date hereof, 1,000 KEV Shares have been issued and fully paid-up. KEV proposes to increase its authorised share capital to accommodate the increase in the issued and paid-up share capital of KEV pursuant to the Proposed KEV Restructuring. The effects of the Proposed KEV Restructuring is set out in Table 1.

KEV is presently dormant and its intended principal activity would be that of carrying on the business of generation, supply and sale of electrical energy and generating capacity exclusively to TNB and such other activities incidental and ancillary thereto. As at the date hereof, KEV does not have any subsidiary or associated company.

The Directors of KEV and their respective shareholdings in the issued and paid-up share capital of KEV as at the date hereof are set out in Table 2. The shareholders of KEV after the Proposed KEV Restructuring are set out in Table 3 and it is also proposed that the Directors of KEV will comprise 3 representatives from TNB and 2 representatives from MB.

5. INFORMATION ON MB

Malakoff was incorporated in Malayisa nder the Companies Act 1965 as a public limited company ono 9th October 1975 under its present name. Malakoff was listed in the Kuala Lumpur Stock Exchange, the Stock Exchange of Singapore and the London Stock Exchange on 12 February 1976, but at its own request ceased to be listed on the London Stock Exchange and the Stock Exchange of Singapore in 1987 and 1990 respectively.

Formerly a plantation based company, involved in cultivation and processing of natural rubber and palm oil, Malakoff ventured into the power sector following a major restructuring exercise in October 1993 with the acquisition of 75% equity interest in Segari Energy Ventures Sdn. Bhd., which owns and

operates the combined cycle 1,303 MW Lumut Power Plant in Segari, Perak Darul Ridzuan. In August 1998, Malakoff acquired a 100% equity interest of Teknik Janakuasa Sdn Bhd. ("TJSB"), a company principally involved in the operations and maintenance of power plants. TJSB is currently the operator of the Lumut Power Plant. Malakoff, via its wholly owned subsidiary, Hypergantic Sdn. Bhd., also has a 20% equity interest in Port Dickson Power Berhad, wich owns and operates a dual fuel 440MW open cycle peaking plant in Tanjong Gemok, Port Dickson.

The authorised share capital of Malakoff is RM500,000,000 comprising 500,000,000 ordinary shares of RM1.00 each of which 275,495,334 shares have been issued and paid up as at 31 May 2000.

The principal activity of Malakoff is that of investment holding, while its subsidiaries are involved mainly in the following:

- Generation and sale of electricity;
- Operations and maintenance of power plants;
- Engineering, consultancy and project management services;
- Build, own and operate district cooling plant and an electricity distribution system.

The substantial shareholders and Directors of MB and their respective shareholdings in MB as at 31 May 2000 are set out in Table 5.

7. RATIONALE FOR THE DIVESTMENT

The rationale for the Divestment is in line with the Government of Malaysia's plans for the restructure of the Malaysian Electricity Industry. TNB has conducted a competitive process for this Divestment to maximise the value to TNB from the Divestment. The proceeds from the Divestment will be used by TNB to retire existing debt obligations as they fall due.

8 FINANCIAL EFFECTS

8.1 Earnings

The Divestment is not expected to have any material effect on the earnings of TNB for the financial year ending 31 August 2000 as it is only expected to be completed after the said financial year. The profit arising from the divestment is expected to materially increase the earnings per share ("EPS") of TNB for the year ending 31 August 2001 as follows:

(i) Increase of 60.0 sen in EPS with tax exemption;
(ii) Increase of 40.6 sen in EPS without tax exemption.

8.2 Net Tangible Assets ("NTA")

Based on the audited consolidated accounts of TNB as at 31 August 1999 and the net book value of the Kapar Power Station, the proforma effects of the Divestment on the NTA of TNB are illustrated in Table 6.

9. CONDITIONS OF THE ASSET SALE AGREEMENT

The Asset Sale Agreement is subject to, inter-alia, the following conditions:-

(i) The approval of the Director General of the Department of Electricity and Gas Supply for the issuance of a licence in favour of KEV to operate the Kapar Power Station for a duration of 25 years on terms and conditions generally similar to the terms of other licences issued under Section 9 of the Electricity Supply Act, 1990 to other independent power producers and the said licence remaining in effect as at the Completion Date;

(ii) The approval of the Foreign Investment Committee and, if required, the approvals of the EPU, the Securities Commission, Bank Negara Malaysia and the Kuala Lumpur Stock Exchange;

(iii) The execution of the following agreements as provided for in the Asset Sale Agreement:-

(a) a conditional medium fuel oil supply agreement to be entered into between KEV and TNBF in relation to the supply of medium fuel oil to and for the consumption by the Kapar Power Station ("Medium Fuel Oil Agreement");

(b) a conditional dry gas supply agreement to be entered into between KEV and Petronas Gas Berhad in relation to the supply of dry gas to and for the consumption by the Kapar Power Station ("Dry Gas Supply Agreement");

(c) a conditional operation and maintenance agreement to be entered into between KEV and a company engaged in and is responsible for operational and maintenance activities ("O&M Operator") in relation to the operation and maintenance of the Kapar Power Station ("O&M Agreement"); and

(d) a conditional operation and maintenance shareholders' agreement between the shareholders of the O&M Operator and the O&M Operator ("O&M Shareholders' Agreement").

and that all conditions precedent to the Medium Fuel Oil Agreement, Dry Gas Supply Agreement, O&M Agreement, O&M Shareholders' Agreement and the Other Agreements have been satisfied or waived in accordance with the provisions thereof;

(iv) The installation of the metering equipment and devices of TNB;

(v) The approval of the Minister of Finance (Incorporated), the special shareholder of TNB, if required;

(vi) The approvals of the shareholders of MB if required, at extraordinary general meetings ("EGM") to be convened;

(vii) The approval of the shareholders of TNB, if required, at an EGM to be convened;

(viii) The approvals of relevant lenders of TNB;

(ix) The satisfactory completion of the Coal Yard Works and such works having passed the relevant tests as stipulated in the Asset Sale Agreement;

(x) The satisfactory completion of the design and construction work of Phase 3 of the Kapar Power Station in accordance with the relevant contracts and the said phase having passed the relevant tests as stipulated in the Asset Sale Agreement;

(xi) The installation, commissioning and testing of the Continuous Emission Monitoring Equipment, an equipment to measure and record the emission of pollutants, in order to comply with relevant regulations; and

(xii) KEV obtaining all relevant authorisation in order for the obligations and responsibilities of KEV to be fully operative from the Completion Date.

Pursuant to the Asset Sale Agreement, either KEV or TNB may waive any of the Conditions Precedent to the extent that the fulfilment of such conditions are not required as a matter of law for the completion of the Divestment and that the said conditions are for the sole benefit of such party. In any event, the Conditions Precedent must be fulfilled or waived within 6 months from the date of the Asset Sale Agreement, unless extended by a further period of 6 months or such other period as TNB and KEV may mutually agree in writing.

10. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTEREST

The details of directors and substantial shareholders interest in TNB are detailed in Table 4.

11. DIRECTORS' RECOMMENDATION

The Directors of TNB after careful deliberation, are of the opinion that the Divestment is in the best interest of the Company.

13. SUBMISSION TO RELEVANT AUTHORITIES

TNB will make submissions in respect of the Divestment to the relevant authorities within 6 months from the date of this announcement.

This announcement is dated 31 July 2000.

Table 1 : Share capital of KEV

	No. of KEV Shares
Existing share capital as at the date hereof	2
To be issued pursuant to the Proposed KEV Restructuring	4,999,998
Resultant enlarged share capital	5,000,000

Table 2 : Existing Directors of KEV

Directors of KEV	<-------------Direct------------>	<-----------Indirect---------->
Name of directors	**No. of KEV Shares %**	**No. of KEV Shares %**
Ahmad Jauhari bin Yahya	-	-
Zulkifli bin Ibrahim	-	-

Table 3 : Proposed Shareholders and Directors of KEV

Proposed shareholders of KEV	**<-------------Direct------------>**	**<-----------Indirect---------->**
Name of shareholders	**No. of KEV Shares %**	**No. of KEV Shares %**
TNB	3,000,000 60.0	- -
MB	2,000,000 40.0	- -

Table 4 : Substantial shareholders and Directors of TNB as at 31 May 2000

Substantial shareholders of TNB	**<-------------Direct------------>**	**<-----------Indirect---------->**
Name of shareholders	**No. of TNB Shares %**	**No. of TNB Shares %**
Khazanah Nasional Berhad	1,121,755,328 36.12	- -
Minister of Finance (Incorporated)	531,150,243 17.10	- -
Bank Negara Malaysia	352,438,000 11.35	- -
Skim Amanah Saham Bumiputera	*157,764,000 5.08	- -
Employees Provident Fund Board	120,126,000 3.87	- -
Permodalan Nasional Berhad	86,645,000 2.79	- -

Note:-

** Held via Amanah Raya Nominees (Tempatan) Sdn. Bhd. as bare trustee.*

Directors of TNB	<-------------Direct------------->	<-----------Indirect----------->
Name of directors	No. of TNB Shares %	No. of TNB Shares %
Tan Sri Datuk Dr. Ahmad Tajuddin Ali	- -	-- -
Dato' Fuad bin Jaafar	72,000 #	-- -
Dato' Dr. Abdul Aziz bin Mohd Yaacob	- -	-- -
Tan Sri Nuraizah binti Abdul Hamid	- -	-- -
Datuk Zainun Aishah binti Ahmad	- -	-- -
Dato' Megat Abdul Rahman bin Megat Ahmad	8,000 #	-- -
Dato' Lau Yin Pin @ Lau Yen Beng	10,000 #	-- -
Tan Sri Dato' Chan Choong Tack @ Chan Choong Tak	- -	--- -
Dato' Hari Narayanan a/l Govindasamy	- -	--- -
Dato' Ir. Mohd. Yusof bin Ibrahim	49,000 #	- -
Haji Mokatar Rudin bin Wan Yusof	- -	- --
Hajjah Kamariah binti Hussain (alternate director to Dato' Dr. Abdul Aziz bin Mohd Yaacob)	- -	- --
Husniarti binti Tamin (alternate director to Tan Sri Nuraizah binti Abdul Hamid)	- -	- --

Note:-

 # Less than 0.01%

Table 5 :- Substantial shareholders and Directors of MB as at 31 May 2000

Substantial shareholders of MB	<-------------Direct------------->	<-----------Indirect----------->
Name of shareholders	**No. of TNB Shares %**	**No. of TNB Shares %**
Malaysian Resources Corporation Berhad (MRCB)	7,778 0.003	(a)62,000,000 22.51
Employees'Provident Fund	43,760,000 15.88	-- -
MR Investments (Cayman) Pte Ltd	- -	(b)16,164,853 5.87
Abu Dhabi Investment Authority	- -	(c)7,465,000 2.71
National Power PLC	- -	(d)53,865,000 19.55
Realmild (M) Sdn Bhd		(e)62,015,556 22.51
Dato' Abdul Rahman bin Maidin		(f)62,015,556 22.51

Notes:-

(a) Held through Citicorp Nominees (Tempatan) Sdn Bhd and deemed interest by virtue of MR Investments (Cayman) Pte Ltd, a wholly owned subsidiary of MRCB.
(b) Held through Citicorp Nominees (Asing) Sdn Bhd.
(c) Held through Chase Malaysia Nominees (Asing) Sdn Bhd.
(d) Held through Arab Malaysian Nominees (Asing) Sdn Bhd.
(e) Realmild holds 25.12% and 100% equity interest in MRCB and Questhouse (M) Sdn Bhd respectively. MRCB and Questhouse in turn holds 22.51% and 0.003% respectively in Malakoff Berhad.
(f) Deemed interest by virtue of his substantial shareholding in Realmild (M) Sdn Bhd.

The Directors of MB and their respective shareholdings in MB as at 31 May 2000 are as follows:

Directors of MB			
Name of directors	**Nationality**	**No. of Shares held directly %**	**No. of Shares held indirectly %**
Dato' Abdul Rahman bin Maidin	Malaysian	- -	62,015,556* 22.51
Ahmad Jauhari bin Yahya	Malaysian	- -	- -
Datuk Hj Zahari bin Omar	Malaysian	- -	- -
Dato' Mohd Rodzi bin Manan	Malaysian	- -	- -
Abdul Aziz bin Abdul Rahim	Malaysian	- -	- -
Datuk Emam Mohd Haniff bin Emam Mohd Hussain	Malaysian	- -	- -
Iain William McMorrine	British	- -	- -

*by virtue of his shareholding in Realmild Sdn. Bhd. which in turn is a substantial shareholder of MRCB and Questhouse (M) Sdn. Bhd. MRCB is a substantial shareholder of MB.

Table 6 : Proforma NTA

		After Proposed Divestment
	As at 31 August 1999RM'000	**Without tax exemption With tax exemption RM'000 RM'000**
Share capital	3,101,400	3,101,400 3,101,400
Share premium	3,112,900	3,112,900 3,112,900
Revaluation surplus	1,237,100	1,237,100 1,237,100
Foreign Exchange Translation Reserve	(29,000)	(29,000) (29,000)
Retained profit	5,979,900	7,242,523 7,842,873
Shareholders' funds	13,402,300	14,664,923 15,265,273
Intangible assets	-	-
NTA	13,402,300	14,664,923 15,265,273
NTA per share (sen)	432	473 492

	(ii)Minority interests	-11,300	0	-33,600	0
	(j)Pre-acquisition profit/(loss), if applicable				
	(k)Net Profit/(loss) from ordinary activities attributable to members of the company	348,400	0	1,318,600	0
	(l)Extraordinary	0	0	0	0
	(i)items				
	(ii)Minority interests	0	0	0	0
	(iii)Extraordinary items attributable to members of the company	0	0	0	0
	(m)Net profit/ (loss) attributable to members of the company	348,400	0	1,318,600	0
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
	(a)Basic (based on ordinary shares - sen)	11.20	0.00	42.50	0.00
	(b)Fully diluted (based on ordinary shares - sen)	11.20	0.00	42.50	0.00
4	(a)Dividend per share (sen)	0.00	0.00		
	(b)Dividend Description				

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5 Net tangible assets per share (RM)	4.7000	4.3200

Remark :

Attachment of the full Financial Result Announcement :



3rd Quarter Announcement Ended 31st May 2000.doc

Converted attachment :

Reference No TN-000727-42842

Company Name : TENAGA NASIONAL BHD
Stock Name : TNB
Date Announced : 27/07/2000
Financial Year End : 31/08/2000
Quarter : 3

Quarterly report on consolidated results for the financial period ended 31/05/2000
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	31/05/2000	31/05/1999	31/05/2000	31/05/1999
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	3,444,600	0	10,076,500	0
(b)Investment income	4,600	0	45,600	0
(c)Other income	54,600	0	274,400	0
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	1,059,700	0	3,391,300	0
(b)Finance cost	268,200	0	769,200	0
(c)Depreciation and amortisation	419,400	0	1,228,800	0
(d)Exceptional items	0	0	0	0
(e)Profit/(loss) before income tax, minority interests and extraordinary items	372,100	0	1,393,300	0
(f)Share of profits and losses of associated companies	30,000	0	70,500	0
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	402,100	0	1,463,800	0
(h)Income tax	-65,000	0	-178,800	0
(i)Profit/(loss) after (i)income tax before deducting minority interests	337,100	0	1,285,000	0

Reference No TN-000727-42842

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TNB
Date Announced	:	27/07/2000
Financial Year End	:	31/08/2000
Quarter	:	3

Quarterly report on consolidated results for the financial period ended 31/05/2000
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	31/05/2000	31/05/1999	31/05/2000	31/05/1999
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	3,444,600	0	10,076,500	0
(b)Investment income	4,600	0	45,600	0
(c)Other income	54,600	0	274,400	0
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	1,059,700	0	3,391,300	0
(b)Finance cost	268,200	0	769,200	0
(c)Depreciation and amortisation	419,400	0	1,228,800	0
(d)Exceptional items	0	0	0	0
(e)Profit/(loss) before income tax, minority interests and extraordinary items	372,100	0	1,393,300	0
(f)Share of profits and losses of associated companies	30,000	0	70,500	0
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	402,100	0	1,463,800	0
(h)Income tax	-65,000	0	-178,800	0
(i)Profit/(loss) after (i)income tax before deducting minority interests	337,100	0	1,285,000	0

(ii)Minority interests	-11,300	0	-33,600	0
(j)Pre-acquisition profit/(loss), if applicable				
(k)Net Profit/(loss) from ordinary activities attributable to members of the company	348,400	0	1,318,600	0
(l)Extraordinary	0	0	0	0
(i)items				
(ii)Minority interests	0	0	0	0
(iii)Extraordinary items attributable to members of the company	0	0	0	0
(m)Net profit/ (loss) attributable to members of the company	348,400	0	1,318,600	0
3 Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)Basic (based on ordinary shares - sen)	11.20	0.00	42.50	0.00
(b)Fully diluted (based on ordinary shares - sen)	11.20	0.00	42.50	0.00
4 (a)Dividend per share (sen)	0.00	0.00		
(b)Dividend Description				

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5 Net tangible assets per share (RM)	4.7000	4.3200

Remark :

Attachment of the full Financial Result Announcement :

3rd Quarter Announcement Ended 31st May 2000.doc

Converted attachment :

Reference No TN-000718-63981

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **18/07/2000**

Type : **Reply to query**
Reply to Query Letter by KLSE reference ID : **ZO-000717-44182**
Subject : **ARTICLE ENTITLED :-**
"POSER OVER PNB'S DECISION TO SELL 20PC MMC STAKE"

Contents :

Currently, five (5) potential bidders have been invited to submit their final bid for the divestment of Pasir Gudang Power Station ("PGPS"). However, TNB is not aware of MMC expressing a direct interest in the above bid.

Query Letter content :
We refer to the above news article appearing in the Business Times, pages 1 and 12, on Monday, 17 July 2000, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence which is reproduced as follows:-
"MMC ... it will get 40 per cent of Tenaga Nasional Bhd's Pasir Gudang power plant ..."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, substantial shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully
KUALA LUMPUR STOCK EXCHANGE

LISA LAM
Senior Manager, Listing Operations
LL/YYT/ZOOS
c.c. Securities Commission

Reference No TN-000705-61128

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TNB**
Date Announced	:	**05/07/2000**

Date of change	:	**01/07/2000**
Type of change	:	**Resignation**
	:	**Boardroom**
Designation	:	**Director**
Name	:	**Y. Bhg. Dato' Abdul Aziz bin Mohd. Yaacob**
Age	:	**53**
Nationality	:	**Malaysian**
Working experience and occupation during past 5 years	:	
Other directorships(Listed Companies)	:	

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

Reference No TN-000705-61362

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TNB**
Date Announced	:	**05/07/2000**

Date of change	:	**01/07/2000**
Type of change	:	**Resignation**
	:	**Boardroom**
Designation	:	**AD**
Name	:	**Puan Kamariah binti Hussain**
Age	:	**52**
Nationality	:	**Malaysian**
Working experience and occupation during past 5 years	:	
Other directorships(Listed Companies)	:	

Shareholdings in the company (Amount & Percentage)

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Remarks	:	

Reference No KK-000614-65788

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **14/06/2000**

Type : **Reply to query**
Reply to Query Letter by KLSE reference ID : **ZO-000613-44731**
Subject : **"TENAGA AND YAYASAN SELANGOR TO BUILD POWER PLANT ON CAREY ISLAND"**

Contents :

1)**DEVELOPMENT OF IPP ON CAREY ISLAND**

The statement was made by Selangor Menteri Besar. There was no specific collaboration MOU on the subject although there were understanding reached between TNEC and YSP Sdn Bhd to work together to go for power projects and other projects belonging to the Selangor State Authority.

Selangor State itself is looking into developing Carrey Island and considers development of power plant as catalyst to jump start the programme. The IPP proposal therefore was their proposal where TNEC would be happy to participate to, say, give engineering support.

2)**OTHER PROJECTS**

(a) TNEC with YSP Sdn Bhd will make joint proposal to develop the District Cooling Scheme for the Industrial University of Selangor and implementation is subject to agreement on commercial and other contract terms by the university owner.

(b) The Parking bay project is the extension of the current car park under the transmission lines from Amcorp Mall towards Asia Jaya.

Query Letter content :
We refer to the above article appearing in The Sun, Sun Biz, page 2, on Tuesday, 13 June 2000, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences which are reproduced as follows:-
"YS Properties Sdn Bhd (YSP), a wholly-owned subsidiary of Yayasan Selangor, has teamed up with TNB Engineering and Consultancy Sdn Bhd (TNBEC) to develop an independent power plant on Carey Island, Selangor."
"The plant, which would be powered by coal or gas and have a capacity of 700MW, is expected to commence operations in three years' time."
"The project value is estimated at RM1.8 billion ..."
"The proposed equity share is 30% YSP and 70% TNBEC ..."
"Other joint venture plans with TNBEC include the District Cooling Schemes project for the Industrial University of Selangor ..."
"The project, valued at RM 10 million, is scheduled to start next year with YSP taking up 30% equity while TNBEC will own the balance."
"Another project with TNBEC, he said, was the second phase of the Petaling Jaya

parking bay project."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, substantial shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully
KUALA LUMPUR STOCK EXCHANGE

LISA LAM
Senior Manager, Listing Operations
KLL/YYT/ZOOS
c.c. Securities Commission

LISTING'S CIRCULAR NO. L/Q : 5606 OF 2000

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **08/05/2000**

Date : 08/05/2000
Subject : TNB-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 2,940,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 10 May 2000.

LISTING'S CIRCULAR NO. L/Q : 5429 OF 2000

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **26/04/2000**

Date : 26/04/2000
Subject : TNB - NOTICE OF BOOK CLOSURE

Contents :

An interim dividend of 3 sen per share less 28% income tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [8 June 2000]

2) The last date of lodgement : [14 June 2000]

3) Date Payable : [11 July 2000]

Reference No TN-000425-53970

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TNB**
Date Announced	:	**25/04/2000**

EX-date :**08/06/2000**
Entitlement date :**14/06/2000**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Interim Dividend**
Entitlement description:
Interim Dividend Of 3 Sen Per Share Less Income Tax 28% In Respect Of Financial Year Ending 31st August 2000
Period of interest payment : to
For year ending/Period ending/ended :**31/08/2000**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements :**15/06/2000** to **18/06/2000**
Registrar's name ,address, telephone no:
Bina Management (M) Sdn. Bhd.
Lot 10, the Highway Centre, Jalan 51/205,
46050 Petaling Jaya.
03-77823188
Payment date :**11/07/2000**
a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers :**14/06/2000**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**12/06/2000**
c) Securities bought on KLSE on a cum entitlement basis according to the Rules of the KLSE.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.03**
Remarks
3 Sen Per Share Less Income Tax 28%

Reference No TN-000424-62064

Company Name : TENAGA NASIONAL BHD
Stock Name : TNB
Date Announced : 24/04/2000
Financial Year End : 31/08/2000
Quarter : 2

Quarterly report on consolidated results for the financial period ended 29/02/2000
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	29/02/2000	28/02/1999	29/02/2000	28/02/1999
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	3,267,900	0	6,631,900	5,781,500
(b)Investment income	0	0	0	0
(c)Other income	58,400	0	116,100	50,800
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	1,841,300	0	2,331,600	1,854,000
(b)Finance cost	262,400	0	501,000	589,000
(c)Depreciation and amortisation	401,300	0	809,400	806,400
(d)Exceptional items	0	0	0	0
(e)Profit/(loss) before income tax, minority interests and extraordinary items	1,177,600	0	1,021,200	458,600
(f)Share of profits and losses of associated companies	13,100	0	40,500	43,500
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	1,190,700	0	1,061,700	502,100
(h)Income tax	-53,100	0	-113,800	-127,800
(i)Profit/(loss) after (i)income tax before deducting minority interests	1,137,600	0	947,900	374,300

	(ii)Minority interests	-13,300	0	-22,300	-700
	(j)Pre-acquisition profit/(loss), if applicable				
	(k)Net Profit/(loss) from ordinary activities attributable to members of the company	1,150,900	0	970,200	375,000
	(l)Extraordinary	0	0	0	0
	(i)items				
	(ii)Minority interests	0	0	0	0
	(iii)Extraordinary items attributable to members of the company	0	0	0	0
	(m)Net profit/ (loss) attributable to members of the company	1,150,900	0	970,200	375,000
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
	(a)Basic (based on ordinary shares - sen)	37.10	0.00	31.30	12.10
	(b)Fully diluted (based on ordinary shares - sen)	37.10	0.00	31.30	12.10
4	(a)Dividend per share (sen)	3.00	0.00		
	(b)Dividend Description	Interim dividend of 3 sen gross per ordinary share less income tax 28%			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5	Net tangible assets per share (RM)	4.6100	4.3200

Remark :

Attachment of the full Financial Result Announcement :

2Qtr00Announce2iii.doc

Converted attachment :

Reference No TN-000424-60449

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **24/04/2000**

Type : **Announcement**
Subject : **DIVESTMENT OF 40% INTEREST IN SULTAN ISKANDAR POWER STATION BY TNB.**

Contents :

Tenaga Nasional Berhad ("TNB") plans to divest forty percentum (40%) of its interest in Sultan Iskandar Power Station at Pasir Gudang comprising generating plants of 730 MW nominal capacity. The divestment is on a "as is, where is" basis. TNB will publish an advertisement to invite prospective investors to express their interests in the above sale, in selected newspapers on 25th and 26th April 2000.

Reference No TN-000413-64114

Amended Announcement

(Please refer to the ealier announcement reference number:TN-000412-61658)

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **13/04/2000**

Type : **Announcement**
Subject : **TNB SIGNED MEMORANDUM OF UNDERSTANDING WITH PLN (INDONESIA)**

Contents :

Kuala Lumpur, 12 April 2000 – Tenaga Nasional Berhad (TNB) today signed three (3) Memorandum of Understanding (MoU) with its business counterpart, Perusahaan Listrik Negara (PLN), Indonesia.

The first MoU is between TNB Engineering & Consultancy Sdn. Bhd. (TNEC), a TNB's subsidiary company and Pembangkitan Tenaga Listrik Jawa Bali II (PJB II). It is agreed that both companies will jointly explore, evaluate and pursue business ventures or investment opportunities with respect to District Cooling System in Jakarta, Indonesia. TNEC is represented by Y. Bhg. Dato' Fuad Jaafar and Ms. Rokiah Osman respectively Director and Company Secretary of TNEC, and PJB II represented by Mr. Rachmat Harijanto and Mr. Surjoseno.

TNEC and PJB II signed their second MoU to pursue business ventures with respect to utilise 5 units of "used" LM 2500 gas Turbine Engine belonging to Sabah Electricity Sdn. Bhd. (SESB). The MoU is also signed by Y. Bhg. Dato' Fuad Jaafar and Ms. Rokiah Osman representing TNEC and Mr. Rachmat Harijanto and Mr. Surjoseno, representing PJB II.

The last MoU is between TNB and PLN to inter alia jointly develop a steam power plant of 4 x 60 MW in Indonesia by utilizing steam turbines of TNB's Tuanku Jaafar Power Station in Port Dickson. TNB was represented by its Executive Chairman & President, Y. Bhg. Tan Sri Datuk Dr. Ahmad Tajuddin Ali, and PLN is represented by its President Director, YTH Bapak Kuntoro Mangkusubroto.

The signing ceremony was held at Bilik Kenyir, TNB Head Office, Jalan Bangsar, Kuala Lumpur.

Reference No **TN-000412-61480**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TNB**
Date Announced	:	**12/04/2000**

Type	:	**Announcement**
Subject	:	**DIVESTMENT OF 40% INTEREST IN KAPAR POWER STATION BY TNB**

Contents :

Tenaga Nasional Berhad (TNB) and Malakoff Berhad wish to jointly announce that TNB has received Government's approval for TNB to divest Kapar Power Station to a special purpose vehicle (SPV) which will be sixty percent (60%) owned by TNB and forty percent (40%) owned by the Consortium of Malakoff Berhad and National Power Plc (the Consortium). The value of the 40% equity interest in the SPV is RM2.508 billion.Details of the terms and conditions of the proposed transaction are being discussed by TNB and the Consortium, and will be announced later.

Reference No TN-000412-61658

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TNB**
Date Announced	:	**12/04/2000**

Type : ***Announcement***
Subject : **TNB SIGNED MEMORANDUM OF UNDERSTANDING WITH PLN (INDONESIA)**

Contents :

Kuala Lumpur, 12 April 2000 – Tenaga Nasional Berhad (TNB) today signed three (3) Memorandum of Understanding (MoU) with its business counterpart, Perusahaan Listrik Negara (PLN), Indonesia.

The first MoU is between TNB Engineering & Consultancy Sdn. Bhd. (TNEC), a TNB's subsidiary company and Pembangkitan Tenaga Listrik Jawa Bali II (PJB II). It is agreed that both companies will jointly explore, evaluate and pursue business ventures or investment opportunities with respect to District Cooling System in Jakarta, Indonesia. TNEC is represented by Y. Bhg. Dato' Fuad Jaafar, Senior Vice President (Energy Supply/Executive Director) TNB and Ms. Rokiah Osman and PJB II represented by Mr. Rachmat Harijanto and Mr. Surjoseno.

TNEC and PJB II signed their second MoU to pursue business ventures with respect to utilise 5 units of "used" LM 2500 gas Turbine Engine belonging to Sabah Electricity Sdn. Bhd. (SESB). The MoU is also signed by Y. Bhg. Dato' Fuad Jaafar, Senior Vice President (Energy Supply/Executive Director) TNB, and Ms. Rokiah Osman representing TNEC and Mr. Rachmat Harijanto and Mr. Surjoseno, representing PJB II.

The last MoU is between TNB and PLN to inter alia jointly develop a steam power plant of 4 x 60 MW in Indonesia by utilizing steam turbines of TNB's Tuanku Jaafar Power Station in Port Dickson. TNB was represented by its Executive Chairman & President, Y. Bhg. Tan Sri Datuk Dr. Ahmad Tajuddin Ali, and PLN is represented by its President Director, YTH Bapak Kuntoro Mangkusubroto.

The signing ceremony was held at Bilik Kenyir, TNB Head Office, Jalan Bangsar, Kuala Lumpur.

Reference No **TN-000411-61494**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **11/04/2000**

Type : **Reply to query**
Reply to Query Letter by KLSE reference ID : **ZO-000410-60194**
Subject : **Article Entitled:**
"Malaysia Quietly Revives Big-Ticket Projects"

Contents :

TNB is not building the Bakun dam project. TNB's involvement in the Bakun dam project is only to provide project management services for the river diversion works on behalf of the owner.

Query Letter content :
We refer to the above news article appearing in The Asian Wall Street Journal , page 5, on Thursday, 6 April 2000, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence which is reproduced as f□□□□ws:-
"They include a scaled-down version of the Bakun dam, which is being built by national power company Tenaga Nasional Bhd. ... "
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the underlined sentence after due and diligent enquiry with all the directors, substantial shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully
KUALA LUMPUR STOCK EXCHANGE

LISA LAM
Senior Manager, Listing Operations
LL/SA/ZOOS
c.c. Securities Commission

Reference No TN-000331-59336

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **31/03/2000**

Type : **Announcement**
Subject : **PORT DICKSON POWER PLANT REHABILITATION PROJECT PHASE II AND KENYIR HYDROELECTRIC POWER PLANT PROJECT PHASE II -LOAN AGREEMENTS**

Contents :

Tenaga Nasional Berhad (TNB) today signed an Official Development Assistance (ODA) Yen Loan Agreement with the Japan Bank for International Cooperation(JBIC) here to finance its two power projects.

Under the agreement, JBIC would extend ODA loan for the Port Dickson (Tuanku Jaafar) Power Station Rehabilitation Project Phase II or PD 2 amounting to RM1.8 billion and RM567 million for Kenyir Hydroelectric Power Plant Project II or Kenyir 2.

TNB was represented by its Executice Chairman and President, Tan Sri Dr. Ahmad Tajuddin Ali while JBIC's Governor Mr. Hiroshi Yasuda signed on behalf of the bank.

The favourable terms and conditions attached to these loans will enable TNB to implement these projects effectively and economically and will serve as the forerunner in implementing environmental friendly power plant projects in Malaysia.

This milestone contribution demonstrates the close Cooperation between the governments of Japan and Malaysia and the commitment in observing and consiously preserving the environment in undertaking large infrastructure projects of this nature.

The PD 2 project involves replacing the existing 25 year-old 360MW Conventional Power Plant with highly efficient and environmentally friendly gas fired 750MW Combined Cycle Plant. The large gas turbines to be used in this new plant will be an addition to the recently approved PD Rehabilitation Project – Phase I.

The design of the new PD 2 Plant shall comply fully to the Malaysian Environmental Quality Act and World Bank Emission Standards and Guidelines as well as ISO 14000 Environmental Requirements.

The Kenyir 2 project involves an additional Hydroelectric generating capacity of 300MW (150MW x 2) to the existing 400 MW semi-baseload Hydroelectric Power Station in order to contribute to the peak load power supply with minimal adverse environmental impact. The Kenyir Hydroelectric Project 2 is located within the confines of the existing Kenyir Power Plant.

The Kenyir 2 Hydroelectric Project will not require additional impounding of reservoir, land acquisition and resettlement. Other impacts on the environment are minimal, and as such this project is environment friendly.

These projects will be the forerunner to realise competitive elctricity generation cost using indigenous enegry resources. The savings benefited will go towards contribution to economic growth and to the public in areas like rural electrification and providing development fund for educational facilities such as our University UNITEN, the TNB Educational Foundation and others.

Reference No TN-000328-59486

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **28/03/2000**

Type : **Reply to query**
Reply to Query Letter by KLSE reference ID : **ZO-000327-59076**
Subject : **ARTICLE ENTITLED :-**
"Stronger earnings expected for Tenaga" - The Edge, 27 March 2000.

Contents :

Pursuant to the above we wish to make the following announcement :-

"TNB has never made such statements. TNB has not made any request to the Government for any hike in tariff due to rising prices of oil and gas and neither has it announced having made such intention. No request has been made for a tariff adjustment in general, either. Neither has TNB announced that it is confident of obtaining a tariff hike by end of the year."

Query Letter content :
We refer to the above news article appearing in The Edge , page C 24, on Monday, 27 March 2000, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
"...Tenaga will get a tariff hike if the prices of oil and gas continue to rise ".
"... the management is confident of obtaining a tariff hike by the end of the year at least..."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, substantial shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to supp□□□□the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully
KUALA LUMPUR STOCK EXCHANGE

LISA LAM
Senior Manager, Listing Operations
LL/ASL/ZOOS
c.c. Securities Commission

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **31/01/2000**

Date : 31/01/2000
Subject : TNB-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovenamed Company's additional 782,000 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 8 February 2000.

Reference No TN-000127-38110

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **27/01/2000**
Financial Year End : **31/08/2000**
Quarter : **1**

Quarterly report on consolidated results for the financial period ended 30/11/1999
The figures have not been audited

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	30/11/1999	30/11/1998	30/11/1999	30/11/1998
	RM'000	RM'000	RM'000	RM'000
1 (a)Revenue	3,364,000	0	3,364,000	0
(b)Investment income	0	0	0	0
(c)Other income	57,700	0	57,700	0
2 (a)Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	490,300	0	490,300	0
(b)Finance cost	238,600	0	238,600	0
(c)Depreciation and amortisation	408,100	0	408,100	0
(d)Exceptional items	0	0	0	0
(e)Profit/(loss) before income tax, minority interests and extraordinary items	-156,400	0	-156,400	0
(f)Share of profits and losses of associated companies	27,400	0	27,400	0
(g)Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	-129,000	0	-129,000	0
(h)Income tax	-60,700	0	-60,700	0
(i)Profit/(loss) after (i)income tax before deducting minority interests	-189,700	0	-189,700	0

6/7/2002 3:28 I

(ii)Minority interests	9,000	0	9,000	0
(j)Pre-acquisition profit/(loss), if applicable				
(k)Net Profit/(loss) from ordinary activities attributable to members of the company	-180,700	0	-180,700	0
(l)Extraordinary	0	0	0	0
(i)items				
(ii)Minority interests	0	0	0	0
(iii)Extraordinary items attributable to members of the company	0	0	0	0
(m)Net profit/ (loss) attributable to members of the company	-180,700	0	-180,700	0
3 Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)Basic (based on ordinary shares - sen)	-5.80	0.00	-5.80	0.00
(b)Fully diluted (based on ordinary shares - sen)	0.00	0.00	0.00	0.00
4 (a)Dividend per share (sen)	0.00	0.00		
(b)Dividend Description	NIL			

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5 Net tangible assets per share (RM)	4.2600	4.3200

Remark :

Attachment of the full Financial Result Announcement :

Financial Result2.doc

Converted attachment :

Reference No **TN-000114-34356**

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **14/01/2000**

Type : **Reply to query**
Reply to Query Letter by KLSE reference ID : **SW-000111-64224**
Subject : **ARTICLE ENTITLED : 'Malakoff looks set to take Kapar plant'**

Contents :

Pursuant to the above, we wish to confirm that Malakoff Bhd. is one of the bidders for the sale of TNB's Kapar power plant. However, no decision has yet been made by the appropriate authorities as to the party that has succeeded in the bid.

Thank you.

Query Letter content :
We refer to the above article appearing in The Sun, Sun Biz Section, page 1, on Tuesday, 11 January 2000, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
"Independent power producer Malakoff Bhd is tipped to win the bid for the lucrative 2,402-megawatt coal-fired station in Kapar that Tenaga Nasional Bhd (TNB) is divesting."
"Sources told SunBiz that Malakoff may have to cough out some RM2 billion for the 40% stake in the flagship power station in the country."
"...the sources said TNB may allow Malakoff to stagger or defer the payment for the Kapar plant."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported sentences after due enquiry. In the event you deny the above reported sentences, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above reported sentences, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully
KUALA LUMPUR STOCK EXCHANGE

LISA LAM
Senior Listing Manager
SA/SW
c.c. Securities Commission

Reference No TN-000114-34356

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TNB**
Date Announced : **14/01/2000**

Type : **Reply to query**
Reply to Query Letter by KLSE reference ID : **SW-000111-64224**
Subject : **ARTICLE ENTITLED : 'Malakoff looks set to take Kapar plant'**

Contents :

Pursuant to the above, we wish to confirm that Malakoff Bhd. is one of the bidders for the sale of TNB's Kapar power plant. However, no decision has yet been made by the appropriate authorities as to the party that has succeeded in the bid.

Thank you.

Query Letter content :
We refer to the above article appearing in The Sun, Sun Biz Section, page 1, on Tuesday, 11 January 2000, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
"Independent power producer Malakoff Bhd is tipped to win the bid for the lucrative 2,402-megawatt coal-fired station in Kapar that Tenaga Nasional Bhd (TNB) is divesting."
"Sources told SunBiz that Malakoff may have to cough out some RM2 billion for the 40% stake in the flagship power station in the country."
"...the sources said TNB may allow Malakoff to stagger or defer the payment for the Kapar plant."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported sentences after due enquiry. In the event you deny the above reported sentences, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above reported sentences, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully
KUALA LUMPUR STOCK EXCHANGE

LISA LAM
Senior Listing Manager
SA/SW
c.c. Securities Commission